Dreyfus Variable Investment Fund, Appreciation Portfolio

ANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Appreciation Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Appreciation Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio's Initial shares produced a total return of 16.48%, and its Service shares produced a total return of 16.21%.[1] In comparison, the total return of the portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), was 15.78% for the same period.[2]

After relatively lackluster performance during the first half of 2006, stocks rallied over the second half of the year, with particularly strong returns from the large, multinational corporations in which the portfolio primarily invests. Consequently, the portfolio produced higher returns than the S&P 500 Index. The portfolio's returns were driven by especially attractive results in the energy sector, which has been an area of relatively heavy emphasis for some time.

What is the portfolio's investment approach?

The portfolio normally invests at least 80% of its assets in common stocks. The portfolio focuses on large, well-established multinational growth companies that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable above-average earnings growth. We focus on purchasing reasonably priced growth stocks of fundamentally sound companies in economic sectors that we believe will expand over the next three to five years or longer.

What other factors influenced the portfolio's performance?

The U.S. stock market generally experienced two very different investment environments in 2006. The first six months of the year saw robust economic growth, intensifying inflation concerns and rising interest rates. Against this backdrop, stocks encountered heightened volatility as investors first worried that a relatively accommodative monetary policy might rekindle inflationary pressures, and then grew concerned that an overly aggressive Federal Reserve Board (the "Fed") could trigger an economic recession.

These concerns began to subside over the second half of the year, as housing markets cooled, labor gains moderated and energy prices fell. The Fed lent credence to a more benign inflation outlook when it refrained from raising interest rates over the final six months of the year, its first pause in more than two years. Easing inflation worries, expectations of an economic "soft landing" and strong corporate earnings helped fuel a sustained market rally over the second half of the year, enabling the S&P 500 Index to end the year with a respectable gain. The second half of the year also marked a fundamental change in market leadership. Investors grew more risk-averse as the economy slowed, and they began to favor high-quality corporate giants over the lower-quality, small-cap companies that had led the market over the past several years.

Relatively heavy exposure to energy companies and a successful security selection strategy within the energy sector were the primary drivers of the portfolio's strong relative performance. As might be expected, energy stocks generally gained value when crude oil and natural gas prices climbed to record highs during the summer. Unlike many smaller energy companies, the portfolio's holdings of major integrated oil companies continued to produce robust earnings even when commodity prices retreated in the fall, mainly because their diversified operations provided a degree of protection from fluctuating oil and gas prices. As a result, industry leader Exxon Mobil ranked as the portfolio's top performer for 2006.

In addition, the portfolio achieved relatively attractive results in the health care area, where stocks of large pharmaceutical companies rebounded from earlier weakness. U.S. drug developers' product-development and regulatory problems began to ease, enabling the stocks of portfolio holdings such as Pfizer and Merck & Co. to recover

from relatively low valuations. Finally, a number of the portfolio's consumer discretionary holdings fared well. Publisher The McGraw-Hill Companies benefited from ongoing strength in its textbook and financial divisions, while media conglomerate News Corp. gained value after its acquisition of the popular "MySpace" Internet site.

What is the portfolio's current strategy?

We have continued to focus on our longstanding strategy of investing in leading corporations and holding them for the long term. Nonetheless, we eliminated the portfolio's positions in consumer products provider Colgate Palmolive and media giant Time Warner due to company-specific issues that made them less attractive to us than other alternatives. We added three new positions to the portfolio: construction services company Fluor, financial services company Capital One and lodging chain Hilton Hotels. We believe that the portfolio is well positioned to benefit from a slower-growth environment in 2007, which we expect to favor well-established companies that have demonstrated their ability to produce consistent earnings under a variety of economic conditions.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Appreciation Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**16.48%**	**5.21%**	**8.00%**
Service shares	**16.21%**	**4.95%**	**7.83%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Appreciation Portfolio on 12/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Appreciation Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.47	$ 5.87
Ending value (after expenses)	$1,136.20	$1,134.90

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.23	$ 5.55
Ending value (after expenses)	$1,021.02	$1,019.71

† *Expenses are equal to the portfolio's annualized expense ratio of .83% for Initial shares and 1.09% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks–100.0%	Shares	Value ($)
Banks–3.9%		
Bank of America	291,216	15,548,022
HSBC Holdings, ADR	50,000 a	4,582,500
SunTrust Banks	128,600	10,860,270
		30,990,792
Capital Goods–7.2%		
Emerson Electric	329,800	14,540,882
Fluor	40,000 a	3,266,000
General Electric	1,065,500	39,647,255
		57,454,137
Consumer Durables & Apparel–1.4%		
Christian Dior	72,700 a	7,746,745
Polo Ralph Lauren	40,000 a	3,106,400
		10,853,145
Consumer Services–2.4%		
Hilton Hotels	170,000 a	5,933,000
McDonald's	304,500	13,498,485
		19,431,485
Diversified Financials–11.3%		
American Express	250,500	15,197,835
Ameriprise Financial	61,500	3,351,750
Capital One Financial	85,000	6,529,700
Citigroup	601,524	33,504,887
JPMorgan Chase & Co.	365,100	17,634,330
Merrill Lynch & Co.	145,500	13,546,050
		89,764,552
Energy–17.7%		
BP, ADR	133,000	8,924,300
Chevron	432,800	31,823,784
ConocoPhillips	215,000	15,469,250
Exxon Mobil	840,064	64,374,104
Occidental Petroleum	150,000	7,324,500
Royal Dutch Shell, Cl. A, ADR	59,800	4,233,242
Total, ADR	120,000	8,630,400
		140,779,580
Food & Staples Retailing–6.3%		
SYSCO	100,000	3,676,000
Wal-Mart Stores	303,700	14,024,866

Common Stocks (continued)	Shares	Value ($)
Food & Staples Retailing (continued)		
Walgreen	634,900	29,135,561
Whole Foods Market	70,000 [a]	3,285,100
		50,121,527
Food, Beverage & Tobacco−19.7%		
Altria Group	720,400	61,824,728
Anheuser-Busch Cos.	185,100	9,106,920
Coca-Cola	661,500	31,917,375
Nestle, ADR	291,000	25,843,710
PepsiCo	443,900	27,765,945
		156,458,678
Health Care Services−.4%		
UnitedHealth Group	60,000	**3,223,800**
Household & Personal Products−4.6%		
Estee Lauder Cos., Cl. A	108,000	4,408,560
Procter & Gamble	500,000	32,135,000
		36,543,560
Insurance−.9%		
American International Group	105,920	**7,590,227**
Materials−.9%		
Praxair	121,000	**7,178,930**
Media−5.4%		
McGraw-Hill Cos.	433,600	29,493,472
News, Cl. A	606,436	13,026,245
News, Cl. B	9,800	218,148
Viacom, Cl. B	10,150 [b]	416,455
		43,154,320
Pharmaceuticals & Biotechnology−8.8%		
Abbott Laboratories	314,100	15,299,811
Eli Lilly & Co.	105,000	5,470,500
Johnson & Johnson	355,000	23,437,100
Merck & Co.	180,000	7,848,000
Pfizer	485,000	12,561,500
Roche Holding, ADR	64,000	5,736,320
		70,353,231
Retailing−1.5%		
Target	216,900	**12,374,145**
Semiconductors & Equipment−3.0%		
Intel	1,164,700	**23,585,175**

Common Stocks (continued)	Shares	Value ($)
Software & Services–3.5%		
Automatic Data Processing	120,000	5,910,000
Microsoft	722,300	21,567,878
		27,477,878
Transportation–1.1%		
United Parcel Service, Cl. B	116,800	**8,757,664**
Total Common Stocks		
(cost $535,477,012)		**796,092,826**
Investment of Cash Collateral for Securities Loaned–1.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $13,238,261)	13,238,261 c	**13,238,261**
Total Investments (cost $548,715,273)	**101.7%**	**809,331,087**
Liabilities, Less Cash and Receivables	**(1.7%)**	**(13,549,347)**
Net Assets	**100.0%**	**795,781,740**

ADR—American Depository Receipts

a All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $12,759,024 and the total market value of the collateral held by the portfolio is $13,238,261.

b Non-income producing security.

c Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Food, Beverage & Tobacco	19.7	Household & Personal Products	4.6
Energy	17.7	Banks	3.9
Diversified Financials	11.3	Software & Services	3.5
Pharmaceuticals & Biotechnology	8.8	Semiconductors & Equipment	3.0
Capital Goods	7.2	Other	10.3
Food & Staples Retailing	6.3		
Media	5.4		**101.7**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $12,759,024)–Note 1(c):		
Unaffiliated issuers	535,477,012	796,092,826
Affiliated issuers	13,238,261	13,238,261
Cash		118,585
Dividends and interest receivable		1,326,013
Receivable for investment securities sold		226,817
Receivable for shares of Beneficial Interest subscribed		85,247
Prepaid expenses		47,039
		811,134,788
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		328,482
Due to Fayez Sarofim & Co.		214,836
Liability for securities on loan–Note 1(c)		13,238,261
Payable for shares of Beneficial Interest redeemed		764,353
Bank note payable–Note 2		710,000
Interest payable–Note 2		23,275
Accrued expenses		73,841
		15,353,048
Net Assets ($)		**795,781,740**
Composition of Net Assets ($):		
Paid-in capital		537,272,899
Accumulated undistributed investment income–net		11,896,886
Accumulated net realized gain (loss) on investments		(14,003,859)
Accumulated net unrealized appreciation (depreciation) on investments		260,615,814
Net Assets ($)		**795,781,740**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	681,035,358	114,746,382
Shares Outstanding	16,004,996	2,711,410
Net Asset Value Per Share ($)	**42.55**	**42.32**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers (net of $170,731 foreign taxes withheld at source)	18,301,799
Affiliated issuers	62,322
Income from securities lending	58,262
Total Income	**18,422,383**
Expenses:	
Investment advisory fee–Note 3(a)	3,331,840
Sub-investment advisory fee–Note 3(a)	2,431,839
Distribution fees–Note 3(b)	237,160
Prospectus and shareholders' reports	222,354
Trustees' fees and expenses–Note 3(c)	77,470
Interest expense–Note 2	65,302
Custodian fees–Note 3(b)	62,213
Professional fees	52,112
Shareholder servicing costs–Note 3(b)	10,372
Loan commitment fees–Note 2	6,194
Miscellaneous	26,615
Total Expenses	**6,523,471**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(569)
Net Expenses	**6,522,902**
Investment Income–Net	**11,899,481**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	26,807,980
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	78,292,140
Net Realized and Unrealized Gain (Loss) on Investments	**105,100,120**
Net Increase in Net Assets Resulting from Operations	**116,999,601**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	11,899,481	11,949,265
Net realized gain (loss) on investments	26,807,980	16,190,739
Net unrealized appreciation (depreciation) on investments	78,292,140	6,752,030
Net Increase (Decrease) in Net Assets Resulting from Operations	**116,999,601**	**34,892,034**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(10,501,808)	(135,857)
Service shares	(1,443,242)	−
Total Dividends	**(11,945,050)**	**(135,857)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	69,395,793	56,572,319
Service shares	40,577,961	29,036,589
Dividends reinvested:		
Initial shares	10,501,808	135,857
Service shares	1,443,242	−
Cost of shares redeemed:		
Initial shares	(174,553,296)	(170,386,472)
Service shares	(41,477,673)	(11,972,455)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(94,112,165)**	**(96,614,162)**
Total Increase (Decrease) in Net Assets	**10,942,386**	**(61,857,985)**
Net Assets ($):		
Beginning of Period	784,839,354	846,697,339
End of Period	**795,781,740**	**784,839,354**
Undistributed investment income−net	11,896,886	11,942,179

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	1,796,884	1,561,261
Shares issued for dividends reinvested	280,272	3,818
Shares redeemed	(4,494,201)	(4,688,720)
Net Increase (Decrease) in Shares Outstanding	**(2,417,045)**	**(3,123,641)**
Service Shares		
Shares sold	1,029,879	799,853
Shares issued for dividends reinvested	38,651	–
Shares redeemed	(1,097,163)	(330,659)
Net Increase (Decrease) in Shares Outstanding	**(28,633)**	**469,194**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	37.11	35.56	34.42	28.79	34.98
Investment Operations:					
Investment income–net[a]	.61	.54	.56	.43	.36
Net realized and unrealized gain (loss) on investments	5.42	1.02	1.18	5.64	(6.19)
Total from Investment Operations	6.03	1.56	1.74	6.07	(5.83)
Distributions:					
Dividends from investment income–net	(.59)	(.01)	(.60)	(.44)	(.36)
Net asset value, end of period	42.55	37.11	35.56	34.42	28.79
Total Return (%)	16.48	4.38	5.05	21.17	(16.71)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.80	.79	.80	.78
Ratio of net expenses to average net assets	.82	.80	.79	.80	.78
Ratio of net investment income to average net assets	1.58	1.48	1.60	1.41	1.10
Portfolio Turnover Rate	3.86	2.67	1.64	4.60	6.61
Net Assets, end of period ($ x 1,000)	681,035	683,667	766,169	821,319	722,706

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	36.92	35.46	34.31	28.71	34.89
Investment Operations:					
Investment income—net [a]	.51	.45	.46	.36	.29
Net realized and unrealized gain (loss) on investments	5.41	1.01	1.19	5.61	(6.17)
Total from Investment Operations	5.92	1.46	1.65	5.97	(5.88)
Distributions:					
Dividends from investment income—net	(.52)	–	(.50)	(.37)	(.30)
Net asset value, end of period	42.32	36.92	35.46	34.31	28.71
Total Return (%)	16.21	4.12	4.80	20.83	(16.89)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.07	1.05	1.04	1.05	1.02
Ratio of net expenses to average net assets	1.07	1.05	1.04	1.05	1.02
Ratio of net investment income to average net assets	1.33	1.24	1.34	1.16	.91
Portfolio Turnover Rate	3.86	2.67	1.64	4.60	6.61
Net Assets, end of period ($ x 1,000)	114,746	101,172	80,529	89,121	60,572

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Appreciation Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the portfolio's sub-investment adviser.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $11,896,886, accumulated capital losses $12,735,712 and unrealized appreciation $260,615,800. In addition, the portfolio had $1,268,133 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $6,026,685 of the carryover expires in fiscal 2011 and $6,709,027 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $11,945,050 and $135,857, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency exchange gains and losses, the portfolio increased accumulated undistributed investment income-net by $276 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006 was approximately $1,187,900, with a related weighted average annualized interest rate of 5.50%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is based on the value of the portfolio's average daily net assets and is computed at the following annual rates: .55% of the first $150 million; .50% of the next $150 million; and .375% over $300 million. The fee is payable monthly. Pursuant to a Sub-Investment Advisory Agreement with Sarofim & Co., the sub-investment advisory fee is based upon the value of the portfolio's average daily net assets and is computed at the following annual rates: .20% of the first $150 million; .25% of the next $150 million; and .375% over $300 million. The fee is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $237,160 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $1,088 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $62,213 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $291,274, Rule 12b-1 distribution plan fees $24,225, custodian fees $10,754, chief compliance officer fees $2,044 and transfer agency per account fees $185.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $29,695,060 and $119,532,300, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $548,715,287; accordingly, accumulated net unrealized appreciation on investments was $260,615,800, consisting of $279,395,526 gross unrealized appreciation and $18,779,726 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Appreciation Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Appreciation Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Appreciation Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

———————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

———————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable
Investment Fund,
Appreciation Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Advisor

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0112AR1206

Dreyfus Variable Investment Fund, Balanced Portfolio

ANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Balanced Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year propelling stock and bond prices higher. A number of factors contributed to the markets' gains. Stocks benefited from an expanding domestic economy, an increase in mergers-and-acquisitions activity, strong investor demand and robust corporate profits. Bonds responded favorably to slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Thomas Plumb, Primary Portfolio Manager
Wisconsin Capital Management, LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Balanced Portfolio perform relative to its benchmarks?

For the 12-month period ended December 31, 2006, the portfolio's total returns were 10.07% for its Initial shares and 9.87% for its Service shares.[1] In comparison, the portfolio's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and 40% Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Intermediate Bond Index"), achieved a total return of 11.10% for the reporting period.[2] Separately, the S&P 500 Index and the Lehman Intermediate Bond Index achieved total returns of 15.78% and 4.08%, respectively, for the reporting period.

Stocks and bonds rallied over the second half of 2006 as short-term interest rates stabilized and prospects improved for an economic "soft landing." Our duration management and security selection strategies helped the bond portfolio outperform its benchmark, but the stock portfolio lagged industry averages when our shift in focus to larger companies proved to be somewhat premature.

What is the portfolio's investment approach?

The portfolio seeks high total return through a combination of capital appreciation and current income. To pursue this goal, the portfolio invests in a diversified mix of stocks and fixed-income securities. The portfolio will vary the mix of stocks and bonds from time to time, but normally the portfolio will allocate more than 50% of its assets to stocks and the remainder to bonds and other fixed-income securities.

In allocating portfolio assets between stocks and bonds, the portfolio manager assesses the relative return and risk of each asset class, analyzing several factors, including general economic conditions, anticipated future changes in interest rates and the outlook for stocks generally.

In choosing stocks for the portfolio, the manager looks for high-quality companies that possess most of the following characteristics: leading market positions, high barriers to market entry and other competitive or technological advantages, high returns on equity and assets, good growth prospects, strong management, and relatively low debt burdens.

The portfolio normally invests at least 25% of its assets in fixed-income securities. The fixed-income securities in which the portfolio may invest include corporate bonds and other debt instruments, mortgage-related securities, asset-backed securities, debt securities issued or guaranteed by the U.S. government (including its agencies and instrumentalities), convertible debt securities and preferred stock that is convertible into common stock.

What other factors influenced the portfolio's performance?

Early in 2006, robust economic growth and low inflation supported investors' continued preference for the stocks of smaller, lower-quality companies that they believed could achieve high growth rates. As a result, many large, well-established companies remained out of favor, and their valuations fell well below historical averages. Meanwhile, relatively low inflation expectations enabled bond prices to remain resilient even as short-term interest rates climbed. In the spring, however, surging oil prices and hawkish comments from members of the Federal Reserve Board (the "Fed") sparked corrections in the stock and bond markets. Fortunately, investor sentiment improved over the summer and early fall, when the economy slowed and the Fed refrained from further interest rate hikes. As economic conditions changed, the stock and bond markets rallied strongly.

In this environment, we allocated roughly 70% of the portfolio's assets to stocks and about 30% to bonds, enabling the portfolio to participate more fully in the equity market's rally. However, we intensified our focus on large-cap stocks early in the reporting period, where valuations appeared particularly attractive. Nonetheless, smaller stocks continued to outperform their "mega-cap" counterparts through August, causing the portfolio's equity returns to lag its benchmark for the year overall. In addition, a handful of holdings in the public education, software services and mortgage banking industries did not make as much progress in their turnarounds as we expected.

These disappointments were somewhat offset by better results in other areas. Sporting goods retailer Cabela's continued to impress investors with its expansion plans. Software giant Microsoft gained value with the introduction of several new products. Large pharmaceutical companies, such as Merck & Co., rebounded as litigation concerns eased. Mortgage agency Fannie Mae rallied when interest rates stabilized. And large integrated energy producers Exxon Mobil and Chevron gained strength late in the reporting period as commodity prices moderated and investors turned to higher-quality companies.

We reduced the average duration of the portfolio's bond portfolio early in the reporting period, which helped protect it from bouts of heightened market volatility. In addition, competitive levels of income from short-term corporate bonds contributed positively to total return.

What is the portfolio's current strategy?

As the U.S. economy slows, we have maintained our focus on large companies in non-cyclical industries, including some of the world's better known brand names. Many of these holdings remain attractively valued and derive a substantial amount of revenue from overseas markets, which could help protect the portfolio in the event of an unexpectedly severe U.S. economic slowdown. Among bonds, we have maintained a relatively short average duration in anticipation of stable long-term yields, even if short-term rates begin to fall.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Balanced Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers Intermediate Government/Credit Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio Initial shares and Service shares with the Standard & Poor's 500 Composite Stock Price Index, the Lehman Brothers Intermediate Government/Credit Bond Index, and the Hybrid Index

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**5/1/97**	**10.07%**	**2.78%**	**4.88%**
Service shares	**5/1/97**	**9.87%**	**2.65%**	**4.79%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† Source: Lipper Inc.

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Balanced Portfolio on 5/1/97 (inception date of Initial shares) to a $10,000 investment made in each of the

Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the Lehman Brothers Intermediate Government/Credit Bond Index (the "Lehman Intermediate Bond Index"), a hybrid index composed of 60% S&P 500 Index and 40% Lehman Intermediate Bond Index (the "Hybrid Index"). The Hybrid Index is calculated on a year-to-year basis. For comparative purposes, the value of both indices on 4/30/97 is used as the beginning value on 5/1/97. The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Intermediate Bond Index is a widely accepted, unmanaged index of government and corporate bond market performance composed of U.S. government, Treasury and agency securities, fixed-income securities and nonconvertible investment-grade corporate debt, with an average maturity of 1-10 years. The indices do not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Balanced Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.84	$ 5.26
Ending value (after expenses)	$1,088.10	$1,087.60

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.69	$ 5.09
Ending value (after expenses)	$1,020.57	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of .92% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—70.0%	Shares	Value ($)
Consumer Discretionary—10.8%		
Apollo Group, Cl. A	14,800 a	576,756
Cabela's	55,000 a,b	1,327,150
Career Education	32,000 a	792,960
Corinthian Colleges	123,700 a	1,686,031
Cost Plus	44,800 a,b	461,440
Home Depot	20,000	803,200
Interpublic Group of Cos.	22,800 a	279,072
Kohl's	5,700 a	390,051
		6,316,660
Consumer Staples—5.7%		
Coca-Cola	18,900	911,925
CVS	22,800	704,748
Nestle, ADR	9,600	852,576
Wal-Mart Stores	19,200	886,656
		3,355,905
Energy—4.7%		
Chevron	18,700	1,375,011
Exxon Mobil	18,100	1,387,003
		2,762,014
Financial—15.4%		
American International Group	20,900	1,497,694
Bank of America	21,900	1,169,241
Berkshire Hathaway, Cl. A	10 a	1,099,900
Citigroup	23,200	1,292,240
Doral Financial	115,000	330,050
Fannie Mae	20,800	1,235,312
Freddie Mac	7,400	502,460
JPMorgan Chase & Co.	25,500	1,231,650
Marsh & McLennan Cos.	21,300	653,058
		9,011,605
Health Care—14.4%		
Bausch & Lomb	11,000	572,660
Cardinal Health	21,700	1,398,131
Johnson & Johnson	13,500	891,270
Medtronic	25,300	1,353,803

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Merck & Co.	13,300	579,880
Pfizer	65,900	1,706,810
Wyeth	14,300	728,156
Zimmer Holdings	15,000 [a]	1,175,700
		8,406,410
Industrial—4.4%		
General Electric	33,400	1,242,814
Tyco International	43,000	1,307,200
		2,550,014
Information Technology—14.6%		
BISYS Group	48,800 [a]	630,008
Dell	15,500 [a]	388,895
Electronic Data Systems	42,600	1,173,630
First Data	26,700	681,384
Fiserv	22,100 [a]	1,158,482
Hewitt Associates, Cl. A	42,600 [a]	1,096,950
Microchip Technology	21,500	703,050
Microsoft	70,800	2,114,088
Western Union	28,000	627,760
		8,574,247
Total Common Stocks		
(cost $34,802,450)		**40,976,855**

Preferred Stocks—1.9%		
Consumer Discretionary—.4%		
General Motors, Cum., $1.84	12,000	**229,350**
Financial—.9%		
Citigroup Capital VII, Cum., $1.78	22,300	**564,469**
Telecommunication Services—.6%		
Verizon South, Ser. F, Cum. $1.75	12,800	**325,600**
Total Preferred Stocks		
(cost $1,208,618)		**1,119,419**

Bonds and Notes–26.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Discretionary–3.3%				
Tribune, Unscd. Notes	4.88	8/15/10	2,000,000	**1,907,292**
Consumer Staples–1.7%				
H.J. Heinz, Notes	6.00	3/15/08	1,000,000 b	**1,001,624**
Energy–.8%				
Marathon Oil, Notes	5.38	6/1/07	500,000	**499,867**
Financial–9.1%				
Bank of America, Sr. Notes	4.38	12/1/10	445,000 b	432,907
Berkshire Hathaway Finance, Notes	3.38	10/15/08	1,000,000	969,584
Countrywide Home Loan, Notes, Ser. K	4.25	12/19/07	1,000,000	989,576
Ford Motor Credit, Notes	5.56	3/13/07	35,000 c	34,781
Ford Motor Credit, Notes	6.19	9/28/07	105,000 c	104,881
GMAC, Notes	6.13	2/1/07	45,000 b	45,059
GMAC, Notes	6.75	12/1/14	135,000 b	138,874
Hartford Life Insurance, Sr. Unscd. Notes, Ser. incM	5.75	9/15/13	500,000	494,630
International Lease Finance, Unsub. Notes	4.75	7/1/09	500,000	494,176
JPM Capital Trust I, Gtd. Cap. Secs.	7.54	1/15/27	700,000	726,287
Marsh & McLennan Cos., Sr. Notes	7.13	6/15/09	850,000 b	878,855
				5,309,610
Industrial–1.3%				
Cardinal Health, Notes	6.75	2/15/11	750,000	**786,426**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunication Services–3.8%				
GTE Northwest, Debs., Ser. C	6.30	6/1/10	1,700,000	1,734,794
New York Telephone, Debs.	6.13	1/15/10	500,000	504,731
				2,239,525
U.S. Government Agencies–4.3%				
Federal Home Loan Banks, Bonds	4.50	7/12/10	500,000 c	496,381
Federal Home Loan Mortgage Corp., Notes	2.38	2/15/07	1,000,000	996,716
Federal Home Loan Mortgage Corp., Notes	3.75	4/15/07	500,000	498,046
Federal Home Loan Mortgage Corp., Notes	4.75	12/8/10	500,000	496,730
				2,487,873
U.S. Government Agencies/ Mortgage-Backed–.4%				
Federal Home Loan Mortgage Corp., 5.50%, 9/1/34			19,968	19,774
Federal National Mortgage Association:				
5.50%, 9/1/34			79,214	78,390
6.00%, 9/1/34			132,209	133,242
				231,406
U.S. Government Securities–1.7%				
U.S. Treasury Notes	6.13	8/15/07	1,000,000 b	**1,006,641**
Total Bonds and Notes (cost $15,647,064)				**15,470,264**

Other Investment–.3%			Shares	Value ($)
Registered Investment Company;				
Dreyfus Institutional Preferred Plus Money Market Fund (cost $151,000)			151,000 d	**151,000**

Investment of Cash Collateral for Securities Loaned−3.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,224,276)	2,224,276 [d]	**2,224,276**
Total Investments (cost $54,033,408)	**102.4%**	**59,941,814**
Liabilities, Less Cash and Receivables	**(2.4%)**	**(1,405,345)**
Net Assets	**100.0%**	**58,536,469**

ADR—American Depository Receipts
[a] *Non-income producing security.*
[b] *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $3,115,928 and the total market value of the collateral held by the portfolio is $3,275,526, consisting of cash collateral of $2,224,276 and U.S. Government and agency securities valued at $1,051,250.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Corporate Bonds	20.0	Consumer Staples	5.7
Financial	16.3	Energy	4.7
Information Technology	14.6	Industrial	4.4
Health Care	14.4	Money Market Investments	4.1
Consumer Discretionary	11.2	Telecommunication Services	.6
U.S. Government & Agencies	6.4		**102.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $3,115,928)–Note 1(c):		
Unaffiliated issuers	51,658,132	57,566,538
Affiliated issuers	2,375,276	2,375,276
Cash		2,217
Receivable for investment securities sold		1,838,181
Dividends and interest receivable		244,750
Prepaid expenses and other assets		5,891
		62,032,853
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		42,822
Liability for securities on loan–Note 1(c)		2,224,276
Payable for investment securities purchased		1,162,487
Accrued expenses		66,799
		3,496,384
Net Assets ($)		**58,536,469**
Composition of Net Assets ($):		
Paid-in capital		69,050,308
Accumulated undistributed investment income–net		324,074
Accumulated net realized gain (loss) on investments		(16,746,319)
Accumulated net unrealized appreciation (depreciation) on investments		5,908,406
Net Assets ($)		**58,536,469**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	41,811,731	16,724,738
Shares Outstanding	3,004,722	1,199,938
Net Assets Value Per Share ($)	**13.92**	**13.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $5,059 foreign taxes withheld at source):	
Unaffiliated issuers	775,748
Affiliated issuers	27,072
Interest	779,279
Income on securities lending	62,866
Total Income	**1,644,965**
Expenses:	
Investment advisory fee–Note 3(a)	467,003
Distribution fees–Note 3(b)	43,239
Auditing fees	37,234
Prospectus and shareholders' reports	30,261
Custodian fees–Note 3(b)	7,700
Trustees' fees and expenses–Note 3(c)	7,194
Legal fees	1,975
Loan commitment fees–Note 2	504
Interest expense–Note 2	492
Shareholder servicing costs–Note 3(b)	292
Miscellaneous	12,924
Total Expenses	**608,818**
Less–waiver of fees due to undertaking–Note 3(a)	(31,743)
Net Expenses	**577,075**
Investment Income–Net	**1,067,890**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(176,543)
Net unrealized appreciation (depreciation) on investments	4,901,391
Net Realized and Unrealized Gain (Loss) on Investments	**4,724,848**
Net Increase in Net Assets Resulting from Operations	**5,792,738**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	1,067,890	1,052,254
Net realized gain (loss) on investments	(176,543)	305,484
Net unrealized appreciation (depreciation) on investments	4,901,391	(2,479,092)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,792,738**	**(1,121,354)**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(952,807)	(933,459)
Service shares	(338,384)	(316,209)
Total Dividends	**(1,291,191)**	**(1,249,668)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	802,344	763,690
Service shares	308,764	588,316
Dividends reinvested:		
Initial shares	952,807	933,459
Service shares	338,384	316,209
Cost of shares redeemed:		
Initial shares	(12,264,890)	(11,888,473)
Service shares	(3,337,048)	(4,057,658)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(13,199,639)**	**(13,344,457)**
Total Increase (Decrease) in Net Assets	**(8,698,092)**	**(15,715,479)**
Net Assets ($):		
Beginning of Period	67,234,561	82,950,040
End of Period	**58,536,469**	**67,234,561**
Undistributed investment income–net	324,074	467,715

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	60,004	58,603
Shares issued for dividends reinvested	71,476	72,180
Shares redeemed	(925,609)	(916,292)
Net Increase (Decrease) in Shares Outstanding	**(794,129)**	**(785,509)**
Service Shares		
Shares sold	23,593	45,287
Shares issued for dividends reinvested	25,327	24,427
Shares redeemed	(251,321)	(311,605)
Net Increase (Decrease) in Shares Outstanding	**(202,401)**	**(241,891)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.92	13.31	12.87	11.09	13.34
Investment Operations:					
Investment income−net [a]	.23	.19	.22	.15	.19
Net realized and unrealized gain (loss) on investments	1.06	(.35)	.50	1.84	(2.25)
Total from Investment Operations	1.29	(.16)	.72	1.99	(2.06)
Distributions:					
Dividends from investment income−net	(.29)	(.23)	(.28)	(.21)	(.19)
Net asset value, end of period	13.92	12.92	13.31	12.87	11.09
Total Return (%)	10.07	(1.21)	5.64	18.14	(15.48)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.91	.91	.88	.89	.85
Ratio of net expenses to average net assets	.90	.90	.88	.89	.85
Ratio of net investment income to average net assets	1.74	1.45	1.73	1.26	1.58
Portfolio Turnover Rate	33.34	41.89	281.51[b]	363.02[b]	388.26
Net Assets, end of period ($ x 1,000)	41,812	49,094	61,038	67,239	64,865

[a] *Based on average shares outstanding at each month end.*
[b] *The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	12.94	13.33	12.87	11.08	13.33
Investment Operations:					
Investment income—net [a]	.22	.17	.21	.14	.17
Net realized and unrealized gain (loss) on investments	1.04	(.34)	.50	1.84	(2.24)
Total from Investment Operations	1.26	(.17)	.71	1.98	(2.07)
Distributions:					
Dividends from investment income—net	(.26)	(.22)	(.25)	(.19)	(.18)
Net asset value, end of period	13.94	12.94	13.33	12.87	11.08
Total Return (%)	9.87	(1.30)	5.57	18.02	(15.63)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.16	1.16	1.13	1.14	1.09
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	1.64	1.35	1.62	1.15	1.45
Portfolio Turnover Rate	33.34	41.89	281.51 [b]	363.02 [b]	388.26
Net Assets, end of period ($ x 1,000)	16,725	18,141	21,912	23,313	22,040

[a] Based on average shares outstanding at each month end.

[b] The portfolio turnover rate excluding mortgage dollar roll transactions for the years ended December 31, 2004 and December 31, 2003 were 266.40% and 305.71%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Balanced Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective seeks high total return through a combination of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Wisconsin Capital Management LLC ("Wisconsin Capital") serves as the portfolio's sub-investment adviser.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Most debt securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Debt securities for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other debt securities are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Other securities are valued at the last sales price on the securities exchange or on the national securities market on which such securities are primarily traded. Securities listed on the National Market

System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $324,074, accumulated capital losses $16,221,480 and unrealized appreciation $5,383,567.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $2,741,702 of the carryover expires in fiscal 2009, $8,289,370 expires in fiscal 2010, $3,878,353 expires in fiscal 2011 and $1,312,055 of the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal period ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $1,291,191 and $1,249,668, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for amortization of premiums and paydown gains and losses on mortgage backed securities, the portfolio increased accumulated undistributed investment income-net by $79,660 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006, was approximately $9,000, with a related weighted average annualized interested rate of 5.46%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2006 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2006, Dreyfus waived receipt of fees of $31,743 pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Wisconsin Capital, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets

0 to $300 million	.25%
In excess of $300 million	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $43,239 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $51 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $7,700 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $37,507, Rule 12b-1 distribution plan fees $3,559, custodian fees $1,788, chief compliance officer fees $2,044 and transfer agency per account fees $10, which are offset against an expense reimbursement currently in effect in the amount of $2,086.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual fund have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $20,533,042 and $33,373,028, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $54,558,247; accordingly, accumulated net unrealized appreciation on investments was $5,383,567, consisting of $7,766,074 gross unrealized appreciation and $2,382,507 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Balanced Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Balanced Portfolio (one of the funds comprising the Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Balanced Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 63.30% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

——————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

——————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Balanced Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Wisconsin Capital Management LLC
1200 John Q. Hammons Drive
Madison, Wisconsin 53717

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0154AR1206

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

ANNUAL REPORT December 31, 2006




Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Developing Leaders Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Franklin Portfolio Associates Smallcap Team, Portfolio Managers

How did Dreyfus Variable Investment Fund, Developing Leaders Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio produced total returns of 3.77% for its Initial shares and 3.52% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 18.37% for the same period.[2]

The rise in the small-cap market during 2006 was driven primarily by unexpectedly strong U.S. economic growth despite higher short-term interest rates, volatile energy prices and weakening housing markets. A wide array of companies exceeded their earnings and revenue estimates, pushing stock prices broadly higher, especially among highly leveraged, less financially stable issues. The portfolio participated in the market's rise to a degree. However, the portfolio's emphasis on higher-quality companies with relatively strong balance sheets and lower leverage undermined its returns compared to the benchmark. In addition, company-specific disappointments took a toll on the portfolio's performance, particularly in the technology sector. As a result, the portfolio's returns substantially lagged the benchmark.

What is the portfolio's investment approach?

The portfolio seeks to identify undervalued small-cap stocks using a quantitative screening process. This process is driven by a proprietary quantitative model, which uses more than 40 factors to identify and rank individual stocks. Next, we focus on "bottom-up" stock selection as opposed to making proactive decisions about industry or sector exposures. Over time, we attempt to construct a portfolio that has exposure to industries and market capitalizations generally similar to the portfolio's benchmark. Within each sector, we seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

What other factors influenced the portfolio's performance?

The small-cap stock market experienced high levels of uncertainty throughout 2006 in response to conflicting economic forces and shifting investor sentiment. Stock prices rose strongly in the first quarter, then declined sharply in the spring and early summer, setting new lows for the year in June and July as investors became more risk-averse in response to rising interest rates and increasing inflationary pressures. However, short-term interest rates stabilized in August and energy prices subsequently declined, easing investors' inflation-related concerns and giving rise to expectations that the U.S. economy was headed for a "soft landing." As a result, stocks rose during the final months of the year.

Stocks with favorable long-term growth estimates and strong relative price behavior, which are ranked highly within our quantitative stock ranking models, performed relatively worse this year than stocks with lower long-term growth estimates and less strong relative price behavior. Also, stocks with greater financial leverage and higher balance sheet risk, which our process tends to avoid, outperformed over the reporting period.

Unexpected company-specific financial difficulties proved to be another factor undermining the portfolio's performance in 2006. The portfolio encountered a number of such difficulties in the technology sector. Notably weak holdings, which were eventually sold, included electronic component manufacturer Multi-Fineline Electronix, which missed revenue and sales targets; and media-related semiconductor maker PortalPlayer, which lost a key contract with a major customer and later was acquired by a competitor. Outside of the technology sector, returns also suffered from the portfolio's exposure to temporary staffing company Spherion, which reduced its earnings and revenue estimates several times during the reporting period.

Additionally, rising commodity prices and interest rates took a heavy toll on housing-related stocks in the portfolio. Investments in home builders, such as Brookfield Homes, which was sold during the reporting period, reported growing revenues and better-than-expected earnings during the reporting period. However, financial markets discounted the prices of such stocks over concerns that financial pressures on home buyers would depress housing starts. Investments in other industry groups with exposure to the housing market also suffered declines. For example, the portfolio's holdings in Conn's, a retailer that focuses on home appliances and electronics, lost significant ground during the first nine months of the year. Similarly, in the financials sector, commercial and residential real estate lender Fremont General lost value from January through early September in response to investor misgivings regarding the sustainability of housing-related loan activity.

Better performing segments of the portfolio included positions in the energy and industrials areas, which enabled the portfolio to produce good returns compared to the benchmark in those sectors. In addition, the portfolio's perennial tilt toward stocks that are cheaper as measured by earnings yield also added value. In the aggregate, however, these bright spots were unable to overcome the ineffectiveness of the growth/momentum factors, and the market's bidding up of lower "quality" stocks in the small-cap universe during the reporting period.

What is the portfolio's current strategy?

We remain committed to our disciplined approach to adding value through our bottom-up, quantitatively based investment process. Our effort to identify the market's more promising small-cap investment opportunities within each sector and industry remains the hallmark of our investment strategy. At the same time, we have continued to focus on evenly balancing growth and value considerations as we strive to identify stocks that we consider reasonably valued and poised for above-average growth. We have continued to approximate both the sector and industry composition of the benchmark, maintaining the portfolio's sector-neutral profile.

January 16, 2007

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Developing Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*
Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio Initial shares and Service shares and the Russell 2000 Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**3.77%**	**5.42%**	**6.76%**
Service shares	**3.52%**	**5.16%**	**6.59%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. ***The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.***

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Developing Leaders Portfolio on 12/31/96 to a $10,000 investment made in the Russell 2000 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of 3,000 of the largest U.S. companies by market capitalization. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Developing Leaders Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.46	$ 5.75
Ending value (after expenses)	$1,056.10	$1,054.80

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.38	$ 5.65
Ending value (after expenses)	$1,020.87	$1,019.61

† Expenses are equal to the portfolio's annualized expense ratio of .86% for Initial shares and 1.11% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Common Stocks–99.7%	Shares	Value ($)
Commercial & Professional Services–9.9%		
Agilysys	201,400	3,371,436
Anixter International	100,900 [a]	5,478,870
Brightpoint	262,080 [a,b]	3,524,976
Cenveo	271,300 [a]	5,751,560
COMSYS IT Partners	171,300 [a]	3,461,973
Consolidated Graphics	30,800 [a]	1,819,356
CRA International	29,200 [a,b]	1,530,080
Forrester Research	31,500 [a]	853,965
IKON Office Solutions	363,300 [b]	5,947,221
John H. Harland	90,000	4,518,000
Kforce	205,600 [a,b]	2,502,152
LECG	48,800 [a]	901,824
MPS Group	220,500 [a,b]	3,126,690
Portfolio Recovery Associates	102,100 [a,b]	4,767,049
Ritchie Brothers Auctioneers	44,200	2,366,468
Rush Enterprises, Cl. A	113,200 [a]	1,915,344
ScanSource	53,100 [a]	1,614,240
Spherion	450,700 [a]	3,348,701
Stamps.com	129,500 [a]	2,039,625
Viad	149,200	6,057,520
		64,897,050
Communications–1.6%		
Centennial Communications	171,100	1,230,209
Commonwealth Telephone Enterprises	90,600	3,792,516
CT Communications	232,000 [b]	5,317,440
		10,340,165
Consumer Durables–.9%		
Avatar Holdings	19,200 [a,b]	1,552,320
Charles & Colvard	77,825 [b]	622,600
Ethan Allen Interiors	60,000 [b]	2,166,600
WMS Industries	45,100 [a]	1,572,186
		5,913,706
Consumer Non-Durables–2.9%		
Imperial Sugar	215,300	5,212,413
K-Swiss, Cl. A	30,700	943,718
Kellwood	124,000 [b]	4,032,480

Common Stocks (continued)	Shares		Value ($)
Consumer Non-Durables (continued)			
Mannatech	198,400	b	2,922,432
NBTY	35,800	a	1,488,206
USANA Health Sciences	83,100	a,b	4,292,946
			18,892,195
Consumer Services–4.8%			
Corinthian Colleges	130,600	a	1,780,078
Great Wolf Resorts	75,300	a	1,051,188
Jack in the Box	118,000	a	7,202,720
Jackson Hewitt Tax Service	39,300		1,335,021
Lakes Entertainment	59,500	a,b	642,005
Pinnacle Entertainment	189,800	a	6,289,972
Priceline.com	65,700	a,b	2,865,177
Ruby Tuesday	35,500		974,120
Sinclair Broadcast Group, Cl. A	362,200		3,803,100
Vail Resorts	73,000	a,b	3,271,860
World Wrestling Entertainment	146,700		2,391,210
			31,606,451
Electronic Technology–11.2%			
Advanced Energy Industries	100,600	a,b	1,898,322
Aeroflex	382,300	a	4,480,556
American Science & Engineering	50,300	a,b	2,993,353
Arris Group	264,200	a	3,305,142
Broadwing	191,700	a,b	2,994,354
Ceradyne	58,800	a,b	3,322,200
Coherent	113,300	a	3,576,881
Exar	301,766	a	3,922,958
InterDigital Communications	190,400	a,b	6,387,920
Intevac	191,600	a,b	4,972,020
Methode Electronics	66,500		720,195
MIPS Technologies	231,000	a	1,917,300
Newport	125,000	a	2,618,750
OmniVision Technologies	276,900	a,b	3,779,685
Orbital Sciences	232,700	a	4,290,988
Power Integrations	135,600	a	3,179,820

Common Stocks (continued)	Shares		Value ($)
Electronic Technology (continued)			
Semtech	88,100	a	1,151,467
Silicon Image	493,100	a	6,272,232
SpectraLink	172,300	a	1,481,780
Trident Microsystems	215,000	a	3,908,700
Triumph Group	84,400	b	4,425,092
Vicor	131,000		1,455,410
			73,055,125
Energy Minerals−1.0%			
EXCO Resources	67,800	a	1,146,498
Harvest Natural Resources	397,800	a,b	4,228,614
PetroHawk Energy	75,700	a	870,550
			6,245,662
Finance−23.0%			
21st Century Insurance Group	44,200		780,130
Arbor Realty Trust	130,400		3,923,736
Argonaut Group	46,800	a	1,631,448
BankUnited Financial, Cl. A	193,900	b	5,421,444
Boston Private Financial Holdings	194,300	b	5,481,203
Citizens Banking	136,500	b	3,617,250
Commerce Group	113,500	b	3,376,625
Corus Bankshares	264,000	b	6,090,480
Deerfield Triarc Capital	178,200	b	3,016,926
Equity Inns	248,300	b	3,962,868
Equity One	70,600	b	1,882,196
Extra Space Storage	100,400		1,833,304
FelCor Lodging Trust	259,100		5,658,744
First BanCorp/Puerto Rico	80,900		770,977
First Community Bancorp/CA	37,700	b	1,970,579
First Midwest Bancorp/IL	122,900	b	4,753,772
First Niagara Financial Group	259,900		3,862,114
First Republic Bank/San Francisco, CA	40,800		1,594,464
FirstFed Financial	109,900	a,b	7,360,003
Fremont General	346,400	b	5,615,144
Getty Realty	86,100		2,660,490

Common Stocks (continued)	Shares	Value ($)
Finance (continued)		
Heritage Commerce	19,000	506,160
Highland Hospitality	172,000	2,451,000
HomeBanc/Atlanta, GA	236,800 b	1,001,664
Inland Real Estate	234,000 b	4,380,480
Innkeepers USA Trust	298,000	4,619,000
Knight Capital Group, Cl. A	404,600 a	7,756,182
LaSalle Hotel Properties	109,600	5,025,160
MAF Bancorp	88,800	3,968,472
National Health Investors	45,300	1,494,900
National Retail Properties	161,000 b	3,694,950
Ocwen Financial	336,900 a,b	5,343,234
Ohio Casualty	155,200 b	4,626,512
Omega Healthcare Investors	282,200 b	5,000,584
Pacific Capital Bancorp	129,800 b	4,358,684
PICO Holdings	20,800 a	723,216
Ramco-Gershenson Properties	65,500	2,498,170
Republic Bancorp/MI	168,700	2,270,702
Spirit Finance	240,800 b	3,002,776
Sunterra	47,500 a	572,375
Trustco Bank NY	99,400 b	1,105,328
UCBH Holdings	96,300	1,691,028
W Holding	261,600	1,559,136
Western Alliance Bancorp	65,800 a,b	2,287,866
Wilshire Bancorp	44,600 b	846,062
Wintrust Financial	69,900	3,356,598
Zenith National Insurance	29,400	1,379,154
		150,783,290
Health Care Technology–8.0%		
Alpharma, Cl. A	103,700	2,499,170
Aspect Medical Systems	196,400 a,b	3,694,284
AtheroGenics	118,300 a,b	1,172,353
Auxilium Pharmaceuticals	164,400 a,b	2,415,036
BioMarin Pharmaceutical	153,700 a	2,519,143
Diversa	77,500 a,b	843,200
Exelixis	199,600 a,b	1,796,400
Geron	394,300 a,b	3,461,954

Common Stocks (continued)	Shares	Value ($)
Health Care Technology (continued)		
Immucor	202,500 [a]	5,919,075
IntraLase	253,700 [a,b]	5,677,806
Lifecell	25,300 [a]	610,742
Medicines	85,600 [a]	2,715,232
Molecular Devices	53,500 [a,b]	1,127,245
NeuroMetrix	48,300 [a,b]	720,153
Palomar Medical Technologies	113,800 [a,b]	5,766,246
Progenics Pharmaceuticals	104,900 [a,b]	2,700,126
Sciele Pharma	231,400 [a]	5,553,600
Telik	83,200 [a,b]	368,576
United Therapeutics	52,200 [a,b]	2,838,114
		52,398,455
Industrial Services−2.6%		
Grey Wolf	637,500 [a,b]	4,373,250
Hornbeck Offshore Services	79,000 [a,b]	2,820,300
Trico Marine Services	141,700 [a,b]	5,428,527
W-H Energy Services	95,400 [a]	4,645,026
		17,267,103
Non-Energy Minerals−3.3%		
Chaparral Steel	98,100	4,342,887
Metal Management	138,900 [b]	5,257,365
Olin	354,100	5,849,732
Steel Dynamics	198,600 [b]	6,444,570
		21,894,554
Process Industries−5.7%		
AEP Industries	48,400 [a]	2,580,204
Delta & Pine Land	105,800	4,279,610
GrafTech International	729,100 [a,b]	5,045,372
Headwaters	233,100 [a,b]	5,585,076
Myers Industries	163,400	2,558,844
Pioneer Cos.	96,900 [a]	2,777,154
PW Eagle	125,600 [b]	4,333,200
Rogers	46,500 [a]	2,750,475
Sensient Technologies	96,500	2,373,900
Spartech	188,400	4,939,848
		37,223,683

Common Stocks (continued)	Shares		Value ($)
Producer Manufacturing–5.7%			
Actuant, Cl. A	111,900	b	5,332,035
American Woodmark	137,400	b	5,750,190
Dynamic Materials	102,100	b	2,869,010
Encore Wire	161,300	b	3,550,213
FreightCar America	44,200	b	2,450,890
Gardner Denver	30,800	a	1,149,148
Herman Miller	167,200	b	6,079,392
Regal-Beloit	33,900		1,780,089
Simpson Manufacturing	147,200	b	4,658,880
Wabtec	123,500		3,751,930
			37,371,777
Retail Trade–6.0%			
Aeropostale	81,600	a	2,518,992
Charlotte Russe Holding	174,800	a,b	5,375,100
Conn's	107,000	a,b	2,489,890
Finish Line, Cl. A	293,400	b	4,189,752
Great Atlantic & Pacific Tea	36,100	b	929,214
Group 1 Automotive	95,700	b	4,949,604
Gymboree	127,100	a,b	4,850,136
Hibbett Sporting Goods	23,550	a	718,982
Insight Enterprises	234,100	a	4,417,467
Men's Wearhouse	66,500	b	2,544,290
Sonic Automotive, Cl. A	91,100		2,645,544
Systemax	113,500	a,b	1,980,575
Wild Oats Markets	121,900	a,b	1,752,922
			39,362,468
Technology Services–9.4%			
Albany Molecular Research	196,900	a	2,079,264
AMERIGROUP	19,200	a	689,088
Ansoft	84,800	a,b	2,357,440
Apria Healthcare Group	132,400	a,b	3,528,460
CSG Systems International	129,000	a	3,448,170
eCollege.com	169,200	a	2,647,980
Internap Network Services	147,000	a,b	2,920,890
LHC Group	65,600	a	1,870,256

Common Stocks (continued)	Shares		Value ($)
Technology Services (continued)			
Magellan Health Services	116,200	a	5,022,164
Molina Healthcare	64,100	a	2,083,891
Open Solutions	87,100	a,b	3,278,444
Quest Software	206,700	a,b	3,028,155
RealNetworks	538,000	a	5,885,720
SPSS	162,300	a	4,880,361
Sykes Enterprises	332,300	a	5,861,772
Tyler Technologies	355,400	a	4,996,924
United Online	142,600		1,893,728
Vignette	291,400	a	4,974,198
			61,446,905
Transportation—1.3%			
Genesee & Wyoming, Cl. A	115,400	a,b	3,028,096
Mesa Air Group	227,100	a,b	1,946,247
Saia	158,400	a	3,676,464
			8,650,807
Utilities—2.4%			
CH Energy Group	42,200	b	2,228,160
IDACORP	76,200		2,945,130
Laclede Group	57,000		1,996,710
MGE Energy	18,200		665,756
New Jersey Resources	61,500	b	2,987,670
UniSource Energy	32,200		1,176,266
Vectren	34,300		970,004
Westar Energy	112,600		2,923,096
			15,892,792
Total Common Stocks			
(cost $616,705,716)			**653,242,188**

Other Investment—.4%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,360,000)	2,360,000	c	**2,360,000**

Investment of Cash Collateral for Securities Loaned—20.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $135,749,154)	135,749,154 [c]	**135,749,154**
Total Investments (cost $754,814,870)	**120.8%**	**791,351,342**
Liabilities, Less Cash and Receivables	**(20.8%)**	**(136,225,094)**
Net Assets	**100.0%**	**655,126,248**

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $130,607,400 and the total market value of the collateral held by the portfolio is $137,160,574, consisting of cash collateral of $135,749,154 and U.S. Government and agency securities valued at $1,411,420.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Finance	23.0	Retail Trade	6.0
Money Market Investments	21.1	Producer Manufacturing	5.7
Electronic Technology	11.2	Process Industries	5.7
Commercial & Professional Services	9.9	Consumer Services	4.8
Technology Services	9.4	Other	16.0
Health Care Technology	8.0		**120.8**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $130,607,400)–Note 1(c):		
Unaffiliated issuers	616,705,716	653,242,188
Affiliated issuers	138,109,154	138,109,154
Cash		4,105,419
Dividends and interest receivable		1,632,713
Prepaid expenses		20,399
		797,109,873
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		426,094
Liability for securities on loan–Note 1(c)		135,749,154
Payable for investment securities purchased		5,140,391
Payable for shares of Beneficial Interest redeemed		550,286
Interest payable–Note 2		1,791
Accrued expenses		115,909
		141,983,625
Net Assets ($)		**655,126,248**
Composition of Net Assets ($):		
Paid-in capital		536,291,811
Accumulated undistributed investment income–net		5,173,339
Accumulated net realized gain (loss) on investments		77,124,626
Accumulated net unrealized appreciation (depreciation) on investments		36,536,472
Net Assets ($)		**655,126,248**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	633,458,955	21,667,293
Shares Outstanding	15,071,915	521,403
Net Asset Value Per Share ($)	**42.03**	**41.56**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):

Income:

Cash dividends (net of $19,218 foreign taxes withheld at source):

Unaffiliated issuers	9,899,120
Affiliated issuers	154,355
Income from securities lending	1,213,484
Total Income	**11,266,959**

Expenses:

Investment advisory fee–Note 3(a)	5,349,953
Prospectus and shareholders' reports	305,183
Trustees' fees and expenses–Note 3(c)	79,881
Custodian fees–Note 3(b)	62,711
Professional fees	56,765
Distribution fees–Note 3(b)	51,823
Interest expense–Note 2	10,391
Loan commitment fees–Note 2	6,134
Miscellaneous	22,462
Total Expenses	**5,945,303**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(4,064)
Net Expenses	**5,941,239**
Investment Income–Net	**5,325,720**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	76,395,773
Net unrealized appreciation (depreciation) on investments	(57,945,192)
Net Realized and Unrealized Gain (Loss) on Investments	**18,450,581**
Net Increase in Net Assets Resulting from Operations	**23,776,301**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income—net	5,325,720	3,227,022
Net realized gain (loss) on investments	76,395,773	118,134,175
Net unrealized appreciation (depreciation) on investments	(57,945,192)	(79,064,153)
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,776,301**	**42,297,044**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(2,859,929)	–
Service shares	(36,703)	–
Net realized gain on investments:		
Initial shares	(59,143,340)	–
Service shares	(1,897,570)	–
Total Dividends	**(63,937,542)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	28,698,627	33,642,117
Service shares	3,755,306	2,846,538
Dividends reinvested:		
Initial shares	62,003,269	–
Service shares	1,934,273	–
Cost of shares redeemed:		
Initial shares	(162,998,146)	(119,050,790)
Service shares	(5,485,460)	(3,359,312)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(72,092,131)**	**(85,921,447)**
Total Increase (Decrease) in Net Assets	**(112,253,372)**	**(43,624,403)**
Net Assets ($):		
Beginning of Period	767,379,620	811,004,023
End of Period	**655,126,248**	**767,379,620**
Undistributed investment income—net	5,173,339	3,606,472

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	684,422	820,825
Shares issued for dividends reinvested	1,394,899	–
Shares redeemed	(3,947,455)	(2,869,844)
Net Increase (Decrease) in Shares Outstanding	**(1,868,134)**	**(2,049,019)**
Service Shares		
Shares sold	89,868	69,052
Shares issued for dividends reinvested	43,931	–
Shares redeemed	(135,519)	(81,086)
Net Increase (Decrease) in Shares Outstanding	**(1,720)**	**(12,034)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	43.96	41.55	37.39	28.40	35.13
Investment Operations:					
Investment income–net [a]	.31	.18	.08	.01	.01
Net realized and unrealized gain (loss) on investments	1.56	2.23	4.16	8.99	(6.73)
Total from Investment Operations	1.87	2.41	4.24	9.00	(6.72)
Distributions:					
Dividends from investment income–net	(.18)	–	(.08)	(.01)	(.01)
Dividends from net realized gain on investments	(3.62)	–	–	–	–
Total Distributions	(3.80)	–	(.08)	(.01)	(.01)
Net asset value, end of period	42.03	43.96	41.55	37.39	28.40
Total Return (%)	3.77	5.80	11.34	31.69	(19.12)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.81	.79	.82	.81
Ratio of net expenses to average net assets	.82	.81	.79	.82	.81
Ratio of net investment income to average net assets	.75	.43	.20	.03	.02
Portfolio Turnover Rate	97.52	67.11	56.06	69.34	52.41
Net Assets, end of period ($ x 1,000)	633,459	744,621	788,943	744,866	577,468

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	43.51	41.22	37.12	28.26	35.02
Investment Operations:					
Investment income (loss)−net[a]	.21	.07	(.02)	(.07)	(.03)
Net realized and unrealized gain (loss) on investments	1.53	2.22	4.12	8.93	(6.72)
Total from Investment Operations	1.74	2.29	4.10	8.86	(6.75)
Distributions:					
Dividends from investment income−net	(.07)	−	−	−	(.01)
Dividends from net realized gain on investments	(3.62)	−	−	−	−
Total Distributions	(3.69)	−	−	−	(.01)
Net asset value, end of period	41.56	43.51	41.22	37.12	28.26
Total Return (%)	3.52	5.56	11.05	31.35	(19.31)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.08	1.06	1.04	1.07	1.05
Ratio of net expenses to average net assets	1.08	1.06	1.04	1.07	1.05
Ratio of net investment income (loss) to average net assets	.51	.18	(.04)	(.22)	(.11)
Portfolio Turnover Rate	97.52	67.11	56.06	69.34	52.41
Net Assets, end of period ($ x 1,000)	21,667	22,759	22,061	17,523	10,896

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Developing Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant

ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,372,686, undistributed capital gains $77,607,603 and unrealized appreciation $36,854,148.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $2,896,632 and $0, and long-term capital gains $61,040,910 and $0, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the portfolio decreased accumulated undistributed investment income-net by $862,221 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006, was $184,400 with a related weighted average annualized interest rate of 5.63%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $51,823 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $866 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $62,711 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $419,098, Rule 12b-1 distribution plan fees $4,620, custodian fees $189, chief compliance officer fees $2,044 and transfer agency per account fees $143.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio invests its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $696,601,045 and $827,499,287, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $754,497,194; accordingly, accumulated net unrealized appreciation on investments was $36,854,148, consisting of $76,040,375 gross unrealized appreciation and $39,186,227 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Developing Leaders Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Developing Leaders Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Developing Leaders Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $3.6190 per share as a long-term capital gain distribution paid on March 29, 2006 and also the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† Each new Board member's term commenced on September 26, 2006.
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

34

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Developing Leaders Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0121AR1206

Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Disciplined Stock Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Sean P. Fitzgibbon, Portfolio Manager

How did Dreyfus Variable Investment Fund, Disciplined Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio achieved total returns of 15.81% for its Initial shares and 15.59% for its Service shares.[1] For the same period, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the portfolio's benchmark, produced a total return of 15.78%.[2]

Continued U.S. economic growth and rising corporate earnings drove stock prices higher, despite occasional uncertainties regarding inflationary pressures. The market's advance proved to be broadly based, with every sector in the S&P 500 Index generating gains. The portfolio roughly matched the benchmark's performance. Notably good returns in the telecommunications services, basic materials, industrials and consumer discretionary sectors were balanced by a few disappointments in the energy, financial and health care areas.

What is the portfolio's investment approach?

The portfolio seeks returns that are consistently superior to those of the S&P 500 Index, primarily through investments in the stocks of large-cap companies. We invest in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. We use a computer model to identify and rank stocks within an industry or sector, followed by fundamental analysis to select the most attractive of the higher ranked securities. We attempt to manage risks by diversifying across companies and industries so that the portfolio's sector weightings and risk characteristics generally are similar to those of the S&P 500 Index.

What other factors influenced the portfolio's performance?

During the first half of the reporting period, high energy prices and rising short-term interest rates inhibited the market's advance. After achieving narrow gains during the first five months of 2006, the market declined from May through July. In August, the Federal Reserve Board declined to raise short-term interest rates for the first time in more than two years, signaling a potential reduction in inflationary pressures. Stocks responded positively to this development and to signs that the U.S. economy was headed for a "soft landing," sparking a rally that generally persisted through the end of the year.

Telecommunications stocks produced some of the market's and portfolio's stronger returns. The portfolio made up for underweighted exposure to telecommunications companies with a substantial investment in AT&T, one of the sector's top performers. In the basic materials area, another of the market's stronger sectors, the portfolio outperformed its benchmark due to strong individual stock selections, such as metal mining and production company Phelps Dodge and steel manufacturer Steel Dynamics, which was sold at the end of the reporting period. Similarly, among industrials, the portfolio's returns relative to its benchmark benefited from good individual stock selections, including aerospace contractor Lockheed Martin, which we sold before the end of the reporting period, and diversified equipment maker Emerson Electric, which delivered better-than-expected earnings.

Holdings in several other sectors also contributed positively to the portfolio's relative performance. Among retailers, gains in J.C. Penney helped offset weakness in The Home Depot, which was sold during the reporting period, while other consumer discretionary holdings, such as McDonalds and Hilton Hotels, produced attractive returns. In the technology area, computer maker Hewlett-Packard increased market share, bolstering the portfolio's performance. Among conglomerates, the portfolio benefited from the merger of two holdings, Thermo Electron and Fischer Scientific.

On the other hand, a handful of holdings proved to be disappointing in 2006. For example, while the portfolio generated strong returns with certain energy holdings such as Marathon Oil, the fund's emphasis on oilfield services companies, such as Nabors Industries and National Oilwell Varco, undermined relative performance. Among financial stocks, gains in brokerage holdings, such as JPMorgan Chase & Co. and Morgan Stanley, were balanced by relatively weak returns from AmeriCredit and Capital One Financial, which suffered from

concerns over consumer credit quality. Finally, ocular device maker Advanced Medical Optics suffered declines when it announced a disappointing earnings outlook.

What is the portfolio's current strategy?

As of year-end, we have allocated a greater percentage of the portfolio's assets than the benchmark to technology stocks in light of favorable product cycles and expectations of a positive corporate spending environment. We also have placed modest emphasis on energy stocks, where we see strong, long-term fundamentals for drillers and oilfield services companies. At the same time, we have reduced the portfolio's consumer discretionary exposure in response to the potential for weakening consumer spending. The portfolio also currently maintains underweighted exposure to banks, which appear vulnerable to declining profit margins.

Looking at the overall market, large-cap stocks currently appear to us to be trading at a discount to their smaller-cap counterparts. In addition, we see evidence of accelerating earnings growth among large-cap companies, while smaller companies appear to be experiencing decelerating growth. These factors lead us to believe that large-cap stocks continue to offer attractive investment opportunities.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

PORTFOLIO PERFORMANCE



Dreyfus Variable Investment Fund,
  Disciplined Stock Portfolio (Initial shares) ——————

Dreyfus Variable Investment Fund,
  Disciplined Stock Portfolio (Service shares) ••••••

Standard & Poor's 500
  Composite Stock Price Index† ——————

$22,444

$19,738
$19,547

Dollars

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**15.81%**	**4.88%**	**7.04%**
Service shares	**15.59%**	**4.72%**	**6.93%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. **The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.**

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio on 12/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance, which does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Disciplined Stock Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.89	$ 5.15
Ending value (after expenses)	$1,131.10	$1,130.00

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.63	$ 4.89
Ending value (after expenses)	$1,020.62	$1,020.37

† *Expenses are equal to the portfolio's annualized expense ratio of .91% for Initial shares and .96% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—99.6%	Shares	Value ($)
Consumer Discretionary—8.9%		
Coach	11,120 [a]	477,715
Fortune Brands	5,190	443,174
Hilton Hotels	31,010	1,082,249
J.C. Penney	7,990	618,106
McDonald's	29,634	1,313,675
Omnicom Group	14,200	1,484,468
Target	15,800	901,390
TJX Cos.	24,790	707,011
Walt Disney	35,210	1,206,647
		8,234,435
Consumer Staples—9.6%		
Altria Group	36,350	3,119,557
Cadbury Schweppes, ADR	32,550 [b]	1,397,372
Kroger	47,090	1,086,366
PepsiCo	23,310	1,458,040
SUPERVALU	26,540	948,805
Wal-Mart Stores	20,200	932,836
		8,942,976
Energy—11.0%		
Chesapeake Energy	28,070	815,433
Chevron	10,090	741,918
ConocoPhillips	39,490	2,841,305
ENSCO International	19,350	968,661
Exxon Mobil	13,260	1,016,114
Hess	11,100	550,227
Marathon Oil	8,590	794,575
Nabors Industries	23,670 [a]	704,893
National Oilwell Varco	14,920 [a]	912,806
XTO Energy	19,260	906,183
		10,252,115
Exchange Traded Funds—.8%		
Standard & Poor's Depository Receipts (Tr. Ser. 1)	5,160 [b]	**731,120**
Financial—20.8%		
Allstate	16,190	1,054,131
Ambac Financial Group	10,490	934,344

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
American International Group	11,941	855,692
Bank of America	48,410	2,584,610
Chicago Mercantile Exchange Holdings	880	448,580
Chubb	16,510	873,544
CIT Group	16,740	933,590
Citigroup	31,190	1,737,283
E*TRADE FINANCIAL	25,720 [a]	576,642
Hartford Financial Services Group	9,480	884,579
JPMorgan Chase & Co.	41,840	2,020,872
Lehman Brothers Holdings	10,490	819,479
Merrill Lynch & Co.	15,390	1,432,809
MetLife	13,500	796,635
Morgan Stanley	22,920	1,866,376
PNC Financial Services Group	6,110	452,384
U.S. Bancorp	27,050	978,940
		19,250,490
Health Care–13.9%		
AmerisourceBergen	18,030	810,629
Amgen	21,690 [a]	1,481,644
Baxter International	29,990	1,391,236
Becton, Dickinson & Co.	6,930	486,140
CIGNA	5,620	739,423
Pfizer	66,274	1,716,497
Sanofi-Aventis, ADR	19,690	909,087
Schering-Plough	62,120	1,468,517
Thermo Fisher Scientific	36,550 [a]	1,655,350
WellPoint	14,270 [a]	1,122,906
Wyeth	22,520	1,146,718
		12,928,147
Industrial–10.3%		
Eaton	12,960	973,814
Emerson Electric	21,220	935,590
General Electric	66,790	2,485,256
Goodrich	12,940	589,417

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
L-3 Communications Holdings	12,570	1,027,975
Textron	15,160	1,421,553
Tyco International	46,950	1,427,280
US Airways Group	12,470 a,b	671,509
		9,532,394
Information Technology—17.4%		
Accenture, Cl. A	17,610	650,337
Amphenol, Cl. A	7,490	464,979
Apple Computer	11,970 a	1,015,535
Broadcom, Cl. A	14,270 a	461,064
Cisco Systems	76,170 a	2,081,726
Cognizant Technology Solutions, Cl. A	6,590 a	508,484
Google, Cl. A	3,350 a	1,542,608
Hewlett-Packard	38,820	1,598,996
International Business Machines	19,650	1,908,998
Microsoft	74,970	2,238,604
Motorola	37,310	767,094
National Semiconductor	35,350	802,445
Oracle	69,200 a	1,186,088
Texas Instruments	30,720	884,736
		16,111,694
Materials—2.1%		
Phelps Dodge	10,320	1,235,510
Rohm & Haas	14,030	717,214
		1,952,724
Telecommunication Services—1.5%		
AT & T	39,510	**1,412,482**
Utilities—3.3%		
PG & E	25,450	1,204,549
Sempra Energy	33,530	1,879,021
		3,083,570
Total Common Stocks		
(cost $74,217,205)		**92,432,147**

Other Investment–.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $197,000)	197,000 c	**197,000**
Investment of Cash Collateral for Securities Loaned–3.2%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,928,900)	2,928,900 c	**2,928,900**
Total Investments (cost $77,343,105)	**103.0%**	**95,558,047**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(2,764,844)**
Net Assets	**100.0%**	**92,793,203**

ADR—American Depository Receipts

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $2,800,001 and the total market value of the collateral held by the portfolio is $2,928,900.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Financial	20.8	Money Market Investments	3.4
Information Technology	17.4	Utilities	3.3
Health Care	13.9	Materials	2.1
Energy	11.0	Telecommunication Services	1.5
Industrial	10.3	Exchange Traded Funds	.8
Consumer Staples	9.6		
Consumer Discretionary	8.9		**103.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $2,800,001)—Note 1(b):		
Unaffiliated issuers	74,217,205	92,432,147
Affiliated issuers	3,125,900	3,125,900
Cash		4,176
Receivable for investment securities sold		1,686,884
Dividends and interest receivable		168,481
Prepaid expenses		9,196
		97,426,784
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		63,843
Liability for securities on loan—Note 1(b)		2,928,900
Payable for investment securities purchased		1,577,246
Payable for shares of Beneficial Interest redeemed		8,908
Interest Payable—Note 2		128
Accrued expenses		54,556
		4,633,581
Net Assets ($)		**92,793,203**
Composition of Net Assets ($):		
Paid-in capital		82,075,723
Accumulated undistributed investment income—net		818,165
Accumulated net realized gain (loss) on investments		(8,315,627)
Accumulated net unrealized appreciation (depreciation) on investments		18,214,942
Net Assets ($)		**92,793,203**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	83,689,495	9,103,708
Shares Outstanding	3,277,399	357,487
Net Asset Value Per Share ($)	**25.54**	**25.47**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $5,888 foreign taxes withheld at source):	
Unaffiliated issuers	1,612,157
Affiliated issuers	12,840
Interest	8,548
Income from securities lending	2,317
Total Income	**1,635,862**
Expenses:	
Investment advisory fee—Note 3(a)	703,009
Professional fees	39,539
Prospectus and shareholders' reports	27,837
Distribution fees—Note 3(b)	22,018
Custodian fees—Note 3(b)	13,821
Trustees' fees and expenses—Note 3(c)	10,424
Loan commitment fees—Note 2	841
Interest expense—Note 2	526
Miscellaneous	8,500
Total Expenses	**826,515**
Less—waiver of fees due to undertaking—Note 3(a)	(11,257)
Net Expenses	**815,258**
Investment Income—Net	**820,604**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	9,807,041
Net unrealized appreciation (depreciation) on investments	2,961,879
Net Realized and Unrealized Gain (Loss) on Investments	**12,768,920**
Net Increase in Net Assets Resulting from Operations	**13,589,524**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	820,604	812,180
Net realized gain (loss) on investments	9,807,041	10,150,869
Net unrealized appreciation (depreciation) on investments	2,961,879	(4,868,955)
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,589,524**	**6,094,094**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(747,950)	–
Service shares	(66,669)	–
Total Dividends	**(814,619)**	**–**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	2,030,851	3,453,325
Service shares	592,214	300,528
Dividends reinvested:		
Initial shares	747,950	–
Service shares	66,669	–
Cost of shares redeemed:		
Initial shares	(19,244,624)	(23,812,339)
Service shares	(1,728,247)	(1,646,452)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(17,535,187)**	**(21,704,938)**
Total Increase (Decrease) in Net Assets	**(4,760,282)**	**(15,610,844)**
Net Assets ($):		
Beginning of Period	97,553,485	113,164,329
End of Period	**92,793,203**	**97,553,485**
Undistributed investment income−net	818,165	812,180

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	87,142	164,137
Shares issued for dividends reinvested	32,295	–
Shares redeemed	(826,466)	(1,121,420)
Net Increase (Decrease) in Shares Outstanding	**(707,029)**	**(957,283)**
Service Shares		
Shares sold	25,819	14,394
Shares issued for dividends reinvested	2,883	–
Shares redeemed	(74,435)	(77,648)
Net Increase (Decrease) in Shares Outstanding	**(45,733)**	**(63,254)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	22.24	20.93	19.66	16.04	20.89
Investment Operations:					
Investment income–net[a]	.21	.17	.21	.14	.12
Net realized and unrealized gain (loss) on investments	3.29	1.14	1.34	3.63	(4.84)
Total from Investment Operations	3.50	1.31	1.55	3.77	(4.72)
Distributions:					
Dividends from investment income–net	(.20)	–	(.28)	(.15)	(.13)
Net asset value, end of period	25.54	22.24	20.93	19.66	16.04
Total Return (%)	15.81	6.26	7.87	23.53	(22.61)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.86	.90	.85	.85	.83
Ratio of net expenses to average net assets	.86	.90	.85	.85	.83
Ratio of net investment income to average net assets	.89	.79	1.04	.81	.64
Portfolio Turnover Rate	88.25	74.33	83.64	52.74	47.47
Net Assets, end of period ($ x 1,000)	83,689	88,608	103,417	111,352	106,404

[a]   *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	22.18	20.90	19.63	16.02	20.86
Investment Operations:					
Investment income—net [a]	.18	.15	.18	.11	.09
Net realized and unrealized gain (loss) on investments	3.28	1.13	1.33	3.62	(4.83)
Total from Investment Operations	3.46	1.28	1.51	3.73	(4.74)
Distributions:					
Dividends from investment income—net	(.17)	–	(.24)	(.12)	(.10)
Net asset value, end of period	25.47	22.18	20.90	19.63	16.02
Total Return (%)	15.59	6.22	7.64	23.31	(22.72)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.11	1.15	1.10	1.09	1.06
Ratio of net expenses to average net assets	.98	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.76	.69	.90	.65	.49
Portfolio Turnover Rate	88.25	74.33	83.64	52.74	47.47
Net Assets, end of period ($ x 1,000)	9,104	8,945	9,748	10,299	9,150

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Disciplined Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment returns (consisting of capital appreciation and income) that are consistently superior to the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. . It is the portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $818,165, accumulated capital losses $7,771,546 and unrealized appreciation $17,670,861.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $3,686,178 of the carryover expires in fiscal 2010, and $4,085,368 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $814,619 and $0, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006 was approximately $9,400, with a related weighted average annualized rate of 5.59%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has undertaken, from January 1, 2006, to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of their class. During the period ended December 31, 2006, the Manager waived receipt of fees of $11,257 pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $22,018 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $211 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $13,821 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $59,385, Rule 12b-1 distribution plan fees $1,942, custodian fees $2,644, chief compliance officer fees $2,044 and transfer agency per account fees $36, which are offset against an expense reimbursement currently in effect in the amount of $2,208.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $82,490,775 and $99,244,069, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $77,887,186; accordingly, accumulated net unrealized appreciation on investments was $17,670,861, consisting of $18,665,989 gross unrealized appreciation and $995,128 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Disciplined Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Disciplined Stock Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

BOARD MEMBERS INFORMATION (Unaudited)

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Disciplined Stock Portfolio**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0150AR1206

Dreyfus Variable Investment Fund, Growth and Income Portfolio

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Growth and Income Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

John B. Jares, CFA, Portfolio Manager

How did Dreyfus Variable Investment Fund, Growth and Income Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio achieved a 14.51% total return for its Initial shares and 14.31% total return for its Service shares.[1] The portfolio's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), returned 15.78% for the same period.[2]

Although 2006 began with a market rally, investors' inflation and interest-rate concerns intensified in the second quarter, causing stocks to sell off sharply in May and June. However, the third and fourth quarters of the year saw a sustained market recovery, as energy prices declined and the Federal Reserve Board (the "Fed") halted its run of interest rate increases, relieving inflation fears. The portfolio underperformed the S&P 500 Index, primarily due to disappointing stock selections in the information technology, health care and consumer discretionary sectors over the first half of 2006.

As of July 31, 2006, John Jares became the portfolio's primary portfolio manager.

What is the portfolio's investment approach?

To pursue the portfolio's goals of seeking long-term capital growth, current income and growth of income consistent with reasonable investment risk, the portfolio invests primarily in stocks, bonds and money market instruments of domestic and foreign issuers.

Prior to August 1, 2006, the portfolio employed fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase. The portfolio manager generally gave greater weight to sectors that were expected to outperform the overall market and less weight to sectors that were expected to underperform. The portfolio manager sought to create a broadly diversified core portfolio comprised of growth stocks, value stocks and stocks that exhibited characteristics of both investment styles. Income was generated primarily from dividend-paying stocks.

Since August 1, 2006, a new management team has employed a "growth style" of investing, seeking companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. We follow a consistent, "bottom-up" approach that emphasizes individual stock selection. Income is generated primarily from dividend-paying stocks in which the portfolio may invest.

What other factors influenced the portfolio's performance?

Mounting inflationary pressures, rising interest rates and sluggish consumer spending cast a shadow over stocks during the first half of the reporting period. Equity prices generally declined, with traditionally growth-oriented companies seeing the largest disappointments in performance. However, with a pause in the Fed's rate hikes and expectations of an economic "soft landing" in place, investor sentiment improved over the second half of 2006, and the ensuing market rally more than offset previous weakness.

During the first half of the year, the portfolio's relative performance in the information technology, health care and consumer discretionary sectors proved disappointing due to weak stock selection. Microsoft, which faced strong competition and rising development costs, and Broadcom, which encountered corporate governance problems and competitive pressures, were among the portfolio's poorer-performing holdings. The health care area also saw disappointments, particularly in ocular product developer Alcon, which was sold during the reporting period, and which was hurt by high marketing costs and competitive pressures, and medical devices maker Medtronic, which faced unfavorable Medicare reimbursement trends. Finally, consumer discretionary stocks such as Advance Auto Parts, Home Depot and Target, which were sold during the reporting period, suffered drops in stock price caused by dampened consumer spending.

The first half of the year, however, did offer some successes both through solid stock picking and sector allocations, as energy stocks generated strong returns due to higher gas and oil prices. The industrials sector also outperformed, aided by individual holdings such as railway operator Burlington, which was sold during the reporting period, Northern Santa Fe and diversified industrial conglomerate, Danaher, which was also sold during the reporting period.

In the second half of the year, several of the portfolio's information technology stocks produced strong results, with Microsoft ending the year

with a modest gain, Cisco Systems benefiting from its position in the integrated voice-and-data product market, and Hewlett-Packard advancing on the strength of new management and accretive acquisitions in the software industry. The energy sector also was a strong performer for the portfolio, with end-market oil corporations including Exxon Mobil posting substantial gains for the year. Continental Airlines, American Airlines and US Airways Group also boosted the portfolio's performance, as infrastructure and cost efficiencies and industry consolidation prompted the beginning of a turnaround in this cyclical industry.

However, certain consumer discretionary stocks continued to weigh on the portfolio's performance at year's end, with Advance Auto Parts and Home Depot remaining among the portfolio's more poorly performing stocks.

What is the portfolio's current strategy?

We have continued to seek companies with businesses and products that, in our judgment, can support their growth. We have found a number of such opportunities in the information technology and health care sectors. We intend to continue to focus on our bottom-up investment process in our ongoing efforts to achieve investment rewards while managing risks.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Growth and Income Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had those expenses not be absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. Stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio Initial shares and Service shares and the Standard & Poor's 500 Composite Stock Price Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**14.51%**	**3.75%**	**5.16%**
Service shares	**14.31%**	**3.57%**	**5.04%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Growth and Income Portfolio on 12/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Growth and Income Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.60	$ 5.41
Ending value (after expenses)	$1,145.10	$1,144.70

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.33	$ 5.09
Ending value (after expenses)	$1,020.92	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of .85% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—97.4%	Shares	Value ($)
Consumer Discretionary—8.3%		
AutoZone	6,515 [a]	752,873
Best Buy	38,916	1,914,278
Comcast, Cl. A (Special)	54,284 [a]	2,273,414
Federated Department Stores	69,738	2,659,110
Gap	47,617	928,532
Harman International Industries	7,341	733,439
Limited Brands	36,391	1,053,156
Marriott International, Cl. A	16,419	783,515
Tiffany & Co.	50,360	1,976,126
Walt Disney	59,886	2,052,293
Williams-Sonoma	18,035	567,020
		15,693,756
Consumer Staples—13.7%		
Altria Group	33,940	2,912,731
Avon Products	92,895	3,069,251
Cadbury Schweppes, ADR	22,407 [b]	961,932
Colgate-Palmolive	56,892	3,711,634
Dean Foods	33,420 [a]	1,412,998
PepsiCo	43,273	2,706,726
Procter & Gamble	56,117	3,606,640
Safeway	39,721	1,372,758
SYSCO	31,778	1,168,159
Unilever (NY Shares)	36,343	990,347
Wal-Mart Stores	84,712	3,912,000
		25,825,176
Energy—5.1%		
Chevron	20,710	1,522,806
Exxon Mobil	64,909	4,973,977
Peabody Energy	18,497	747,464
Schlumberger	36,222	2,287,782
		9,532,029
Exchange Traded Funds—4.6%		
iShares Russell 1000 Growth Index Fund	51,886 [b]	2,855,287
NASDAQ-100 Index Trust Series 1	68,483 [b]	2,955,726
Standard & Poor's Depository Receipts (Tr. Ser. 1)	20,288 [b]	2,874,607
		8,685,620

Common Stocks (continued)	Shares	Value ($)
Financial−10.6%		
Allstate	39,216	2,553,354
American International Group	20,654	1,480,066
Bank of America	1	53
Charles Schwab	189,704	3,668,875
Chicago Mercantile Exchange Holdings	2,322	1,183,640
Citigroup	23,195	1,291,962
Goldman Sachs Group	13,293	2,649,960
JPMorgan Chase & Co.	59,500	2,873,850
Morgan Stanley	25,830	2,103,337
Nasdaq Stock Market	25,292 [a]	778,741
State Street	20,477	1,380,969
		19,964,807
Health Care−13.5%		
Allergan	23,684	2,835,922
Amgen	31,415 [a]	2,145,959
Bristol-Myers Squibb	36,212	953,100
Covance	16,044 [a]	945,152
Eli Lilly & Co.	17,204	896,328
Genzyme	14,489 [a]	892,233
Johnson & Johnson	56,124	3,705,306
MedImmune	61,466 [a]	1,989,654
Pfizer	55,905	1,447,940
Schering-Plough	111,245	2,629,832
Thermo Fisher Scientific	42,287 [a]	1,915,178
Wyeth	41,000	2,087,720
Zimmer Holdings	37,757 [a]	2,959,394
		25,403,718
Industrial−7.3%		
AMR	39,602 [a]	1,197,168
Continental Airlines, Cl. B	36,221 [a,b]	1,494,116
Empresa Brasileira de Aeronautica, ADR	27,335	1,132,489
General Electric	163,931	6,099,873
Masco	46,371	1,385,102
US Airways Group	15,358 [a,b]	827,028
Waste Management	42,512	1,563,166
		13,698,942

Common Stocks (continued)	Shares	Value ($)
Information Technology−21.9%		
Accenture, Cl. A	45,988	1,698,337
Apple Computer	43,393 [a]	3,681,462
ASML Holding (NY Shares)	99,526 [a]	2,451,325
Broadcom, Cl. A	28,293 [a]	914,147
Cisco Systems	214,069 [a]	5,850,506
Corning	84,754 [a]	1,585,747
Diebold	55,443	2,583,644
EMC/Massachusetts	99,526 [a]	1,313,743
Google, Cl. A	8,828 [a]	4,065,117
Hewlett-Packard	100,454	4,137,700
KLA-Tencor	20,017	995,846
Linear Technology	41,277	1,251,519
Marvell Technology Group	39,165 [a]	751,576
Motorola	54,112	1,112,543
Nokia, ADR	92,021	1,869,867
SanDisk	20,439 [a]	879,490
Seagate Technology	67,740	1,795,110
Sun Microsystems	176,298 [a]	955,535
Texas Instruments	56,033	1,613,750
Western Union	21,291	477,344
Yahoo!	50,542 [a]	1,290,843
		41,275,151
Materials−.8%		
E.I. du Pont de Nemours & Co.	31,875	**1,552,631**
Software−11.6%		
Adobe Systems	96,117 [a]	3,952,331
Autodesk	43,080 [a]	1,743,017
Automatic Data Processing	31,971	1,574,572
Cognos	30,716 [a]	1,304,201
Electronic Arts	60,033 [a]	3,023,262
Microsoft	272,004	8,122,039
Oracle	116,838 [a]	2,002,603
		21,722,025
Total Common Stocks		
(cost $162,535,329)		**183,353,855**

Other Investment–2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,482,000)	4,482,000 c	**4,482,000**
Investment of Cash Collateral for Securities Loaned–4.9%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $9,239,341)	9,239,341 c	**9,239,341**
Total Investments (cost $176,256,670)	**104.7%**	**197,075,196**
Liabilities, Less Cash and Receivables	**(4.7%)**	**(8,897,186)**
Net Assets	**100.0%**	**188,178,010**

ADR—American Depository Receipts
a   Non-income producing security.
b   All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $8,944,922 and the total market value of the collateral held by the portfolio is $9,239,341.
c   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	21.9	Money Market Investments	7.3
Consumer Staples	13.7	Industrial	7.3
Health Care	13.5	Energy	5.1
Software	11.6	Exchange Traded Funds	4.6
Financial	10.6	Materials	.8
Consumer Discretionary	8.3		**104.7**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $8,944,922)–Note 1(c):		
Unaffiliated issuers	162,535,329	183,353,855
Affiliated issuers	13,721,341	13,721,341
Cash		13,178
Receivable for investment securities sold		2,143,169
Dividends and interest receivable		231,032
Prepaid expenses		15,416
		199,477,991
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		129,006
Liability for securities on loan–Note 1(c)		9,239,341
Payable for investment securities purchased		1,863,911
Payable for shares of Beneficial Interest redeemed		11,716
Accrued expenses		56,007
		11,299,981
Net Assets ($)		**188,178,010**
Composition of Net Assets ($):		
Paid-in capital		158,955,640
Accumulated undistributed investment income–net		46,918
Accumulated net realized gain (loss) on investments		8,356,926
Accumulated net unrealized appreciation (depreciation) on investments		20,818,526
Net Assets ($)		**188,178,010**

Net Asset Value Per Share	Initial Shares	Service Shares
Net Assets ($)	168,965,139	19,212,871
Shares Outstanding	6,815,464	774,839
Net Asset Value Per Share ($)	**24.79**	**24.80**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $22,714 foreign taxes withheld at source):	
Unaffiliated issuers	2,926,773
Affiliated issuers	142,277
Income from securities lending	14,156
Total Income	**3,083,206**
Expenses:	
Investment advisory fee–Note 3(a)	1,433,231
Prospectus and shareholders' reports	54,968
Professional fees	48,693
Distribution fees–Note 3(b)	48,615
Trustees' fees and expenses–Note 3(c)	20,746
Custodian fees–Note 3(b)	18,452
Shareholder servicing costs–Note 3(b)	6,501
Loan commitment fees–Note 2	1,448
Miscellaneous	12,255
Total Expenses	**1,644,909**
Less–waiver of fees due to undertaking–Note 3(a)	(17,831)
Less–expense reduction in custody fees	
due to earnings credits–Note 1(c)	(118)
Net Expenses	**1,626,960**
Investment Income–Net	**1,456,246**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	28,379,489
Net unrealized appreciation (depreciation) on investments	(4,315,702)
Net Realized and Unrealized Gain (Loss) on Investments	**24,063,787**
Net Increase in Net Assets Resulting from Operations	**25,520,033**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	1,456,246	2,863,598
Net realized gain (loss) on investments	28,379,489	19,846,942
Net unrealized appreciation (depreciation) on investments	(4,315,702)	(16,388,140)
Net Increase (Decrease) in Net Assets Resulting from Operations	**25,520,033**	**6,322,400**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,339,148)	(2,613,010)
Service shares	(119,237)	(245,151)
Total Dividends	**(1,458,385)**	**(2,858,161)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	4,919,305	5,508,762
Service shares	674,062	684,376
Dividends reinvested:		
Initial shares	1,339,148	2,613,010
Service shares	119,237	245,151
Cost of shares redeemed:		
Initial shares	(42,821,205)	(47,764,428)
Service shares	(4,257,500)	(4,528,127)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(40,026,953)**	**(43,241,256)**
Total Increase (Decrease) in Net Assets	**(15,965,305)**	**(39,777,017)**
Net Assets ($):		
Beginning of Period	204,143,315	243,920,332
End of Period	**188,178,010**	**204,143,315**
Undistributed investment income–net	46,918	49,057

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	213,279	261,996
Shares issued for dividends reinvested	58,910	123,642
Shares redeemed	(1,884,013)	(2,260,103)
Net Increase (Decrease) in Shares Outstanding	**(1,611,824)**	**(1,874,465)**
Service Shares		
Shares sold	29,800	32,737
Shares issued for dividends reinvested	5,257	11,596
Shares redeemed	(187,578)	(213,741)
Net Increase (Decrease) in Shares Outstanding	**(152,521)**	**(169,408)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	21.82	21.40	20.16	16.06	21.65
Investment Operations:					
Investment income–net [a]	.18	.28	.24	.14	.11
Net realized and unrealized gain (loss) on investments	2.97	.43	1.25	4.11	(5.59)
Total from Investment Operations	3.15	.71	1.49	4.25	(5.48)
Distributions:					
Dividends from investment income–net	(.18)	(.29)	(.25)	(.15)	(.11)
Net asset value, end of period	24.79	21.82	21.40	20.16	16.06
Total Return (%)	14.51	3.35	7.47	26.57	(25.33)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.84	.81	.82	.82	.80
Ratio of net expenses to average net assets	.83	.81	.82	.82	.80
Ratio of net investment income to average net assets	.78	1.33	1.21	.81	.58
Portfolio Turnover Rate	124.50	65.91	52.74	40.68	34.61
Net Assets, end of period ($ x 1,000)	168,965	183,903	220,447	243,973	226,548

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	21.83	21.40	20.15	16.03	21.61
Investment Operations:					
Investment income—net[a]	.14	.24	.21	.11	.08
Net realized and unrealized gain (loss) on investments	2.97	.44	1.24	4.10	(5.58)
Total from Investment Operations	3.11	.68	1.45	4.21	(5.50)
Distributions:					
Dividends from investment income—net	(.14)	(.25)	(.20)	(.09)	(.08)
Net asset value, end of period	24.80	21.83	21.40	20.15	16.03
Total Return (%)	14.31	3.21	7.22	26.36	(25.46)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.09	1.07	1.07	1.07	1.03
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.01	.98
Ratio of net investment income to average net assets	.61	1.14	1.05	.63	.43
Portfolio Turnover Rate	124.50	65.91	52.74	40.68	34.61
Net Assets, end of period ($ x 1,000)	19,213	20,241	23,473	24,188	20,388

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Growth and Income Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, if any, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the portfolio's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The portfolio declares and pays dividends from investment income-net on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio 's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $46,918, undistributed capital gains $8,447,219 and unrealized appreciation $20,728,233.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $1,458,385 and $2,858,161, respectively.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolios' average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2007 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2006, the Manager waived receipt of fees of $17,831 pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The

Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $48,615 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $407 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $18,452 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $120,894, chief compliance officer fees $2,044, Rule 12b-1 distribution plan fees $4,113, custodian fees $3,108 and transfer agency per account fees $68, which are offset against an expense reimbursement currently in effect in the amount of $1,221.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $235,013,989 and $276,919,700, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $176,346,963; accordingly, accumulated net unrealized appreciation on investments was $20,728,233 consisting of $22,589,576 gross unrealized appreciation and $1,861,343 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Growth and Income Portfolio

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Dreyfus Variable Investment Fund, Growth and Income Portfolio (one of the series comprising the Dreyfus Variable Investment Fund) as of December 31, 2006 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the financial highlights assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Growth and Income Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
  In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

———————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

———————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

—————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable
Investment Fund,
Growth and Income Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
    Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0108AR1206

Dreyfus Variable Investment Fund, International Equity Portfolio

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Equity Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets, with most economic sectors and geographic regions of the global equity markets generating strong returns. A number of positive factors contributed to gains in international developed and developing markets, including an expanding global economy, rising commodity prices, financial reforms in key emerging markets, falling trade barriers, rising standards of living and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners sometimes meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Paul Butler, Portfolio Manager
Newton Capital Management Limited, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, International Equity Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio produced total returns of 23.31% for its Initial shares and 23.06% for its Service shares.[1] This compares with a 26.34% total return produced by the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

International stock markets advanced strongly in 2006 on the strength of robust global economic growth and a surge of mergers-and-acquisitions ("M&A") activity in Europe. The portfolio participated in most of the market's gains, but returns fell short of the benchmark as we positioned the portfolio for certain economic and market trends that proved to be stronger or weaker than expected.

What is the portfolio's investment approach?

The portfolio seeks capital growth by investing primarily in growth stocks of foreign companies. When choosing stocks, we consider global economic variables, such as gross domestic product, inflation and interest rates; investment themes, such as new technologies and globalization; the relative values of equities, bonds and cash; and long-term trends in currency movements. Within markets and sectors determined to be relatively attractive, we seek what we believe are attractively priced companies that possess a sustainable competitive advantage in their market or sector. We generally will sell securities when themes or strategies change, when we determine that the company's prospects have changed, or when a stock becomes fully valued by the market.

What other factors influenced the portfolio's performance?

Global economic growth remained strong during 2006, helping to support business conditions across most geographic regions and industry groups. The emerging markets continued to attract investment capital in the wake of widespread economic and fiscal reforms. In Europe, recovering economies and higher levels of M&A activity fueled rising equities markets. Conversely, Japan continued to fight its way out of a deflationary spiral, and its stock market generally lagged global averages.

The portfolio's holdings benefited to a substantial degree in this generally favorable market environment. The portfolio's investments in information technology companies fared particularly well, supported by rebounds in stocks rallying from low valuations, such as enterprise software provider SAP and South Korean electronics giant Samsung Electronics. Telecommunications companies Alcatel in France, Cable & Wireless in the United Kingdom and Telstra in Australia gained value due to a cross-border merger, the end of a rival's U.K. broadband monopoly and corporate restructuring, respectively.

From a regional perspective, a number of Brazilian companies made substantially positive contributions to performance, including railroad operator All America Latina Logistica, cosmetics company Natura Cosmeticos and oil producer Petroleo Brasileiro. In the United Kingdom, British American Tobacco, which was sold during the reporting period, and Imperial Tobacco gained ground due to M&A activity and growing tobacco consumption in emerging markets. The portfolio's emphasis on companies in Germany gained value as the nation's economy began to recover after years of stagnation. Finally, wireless services provider Vodafone Group, one of the largest individual components of the MSCI EAFE Index, saw its share price rise after announcing a dividend increase and a share buyback program.

However, returns in other areas lagged the benchmark, primarily because we had positioned the portfolio for economic conditions that proved to be stronger or weaker than expected. For example, we had anticipated further weakness in the U.S. dollar relative to most major currencies, but the dollar strengthened over the second half of the year as expectations of a U.S. rate reduction diminished. We had expected a rebound in energy commodity prices in the fourth quarter after oil prices retreated sharply from record highs set in the summer, but energy prices stayed relatively low due to slackening demand. Consumer spending remained relatively robust despite higher interest rates and energy prices, and the portfolio missed part of the rally in retailers and other consumer-oriented stocks over the second half of the year.

The portfolio's returns also were hindered somewhat by regional developments. Some of the portfolio's holdings in the health care area lagged market averages when the sector sold off after the U.S. Congressional elections. Stock prices in Thailand suffered in the wake of a military coup and the adoption of measures, later rescinded, that were considered unfriendly to foreign investors. In Japan, a weak yen hurt financial stocks, an area of emphasis for the portfolio. Finally, we maintained relatively light exposure to the United Kingdom, where a surprisingly strong currency supported stock prices.

What is the portfolio's current strategy?

As economic, geopolitical and market conditions evolved, we repositioned the portfolio to give greater emphasis to information technology stocks and consumer staples companies, but less exposure to energy companies and stocks that had appreciated to fuller valuations. These changes were designed, in part, to protect the portfolio from slowing economic growth in many developed markets while positioning it potentially to participate in continued strength in certain emerging markets.

January 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this portfolio should be considered only as a supplement to an overall investment program.
The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.

[2] SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**23.31%**	**16.19%**	**8.66%**
Service shares	**23.06%**	**15.88%**	**8.49%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Equity Portfolio on 12/31/96 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Equity Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.16	$ 6.44
Ending value (after expenses)	$1,131.30	$1,129.60

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.89	$ 6.11
Ending value (after expenses)	$1,020.37	$1,019.16

† *Expenses are equal to the portfolio's annualized expense ratio of .96% for Initial shares and 1.20% for Service shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—97.4%	Shares	Value ($)
Australia—2.9%		
ABC Learning Centres	89,200	591,557
Telstra	219,322	716,861
Telstra (Installment Receipts)	109,661 [a]	232,893
Transurban Group	79,513	478,349
		2,019,660
Belgium—.9%		
KBC Groep	5,090	**623,987**
Brazil—6.7%		
All America Latina Logistica (Units)	101,237	1,051,253
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	13,275	647,820
Diagnosticos da America	32,254 [a]	689,646
Gafisa	38,098 [a]	569,953
Natura Cosmeticos	56,500	797,881
Petroleo Brasileiro, ADR (Preferred)	9,595	890,032
		4,646,585
Canada—.4%		
Oncolytics Biotech	151,225 [a]	**310,132**
Colombia—.7%		
Suramericana de Inversiones	49,743	**454,844**
Finland—.7%		
Elisa, Cl. A	16,773	**459,273**
France—8.4%		
Alcatel-Lucent	69,037	993,003
AXA	10,055	406,947
L'Oreal	6,356	636,602
Sanofi-Aventis	12,996	1,199,609
Societe Generale	7,910	1,342,331
Veolia Environnement	5,038	388,252
Vivendi	21,426	837,186
		5,803,930
Germany—12.1%		
Allianz	4,026	822,992
Comdirect Bank	48,957	596,292
Deutsche Boerse	6,037	1,110,679
Deutsche Post	17,238	520,912
Deutsche Postbank	10,365	874,960

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Deutsche Wohnen	11,364	727,003
E.ON	7,618	1,038,345
K+S	3,931	426,400
Praktiker Bau-und Heimwerkermaerkte Holding, Cl. A	21,310	761,508
SAP	21,124	1,122,257
Symrise	13,850 a	357,488
		8,358,836
Hong Kong−2.5%		
Esprit Holdings	67,000	749,852
Shanghai Real Estate	2,786,000	963,531
		1,713,383
India−.3%		
Reliance Capital, GDR	830 a,b	11,409
Reliance Communications, GDR	16,612 a,c	165,289
Reliance Energy, GDR	415 a,c	14,940
Reliance Natural Resources, GDR	8,306 a,c	7,808
		199,446
Indonesia−1.4%		
Astra International	273,500	477,450
Bank Central Asia	900,500	520,665
		998,115
Ireland−1.1%		
Irish Life & Permanent	27,050	**746,029**
Italy−1.0%		
UniCredito Italiano	79,585	**697,335**
Japan−12.6%		
Canon	15,100	849,918
Daimaru	46,000	623,329
Japan Tobacco	172	830,848
Kao	17,000	458,437
Mitsubishi UFJ Financial Group	55	679,212
Mizuho Financial Group	85	606,964
Murata Manufacturing	6,800	459,865
Nikko Cordial	71,500	819,906
NSD	14,400	457,277

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
NTT Data	99	495,686
Toyota Motor	25,300	1,691,839
Yamada Denki	9,060	768,732
		8,742,013
Kazakhstan–1.1%		
Kazkimmertsbank, GDR	32,069 a	**740,794**
Malaysia–1.4%		
AMMB Holdings	440,300	396,644
Bursa Malaysia	250,000	570,113
		966,757
Mexico–.2%		
Grupo FAMSA, Cl. A	28,500 a	**127,951**
Netherlands–4.0%		
ING Groep	8,908	394,850
Koninklijke Philips Electronics	14,242	536,937
Reed Elsevier	49,204	838,890
Royal Numico	18,767	1,009,171
		2,779,848
Russia–2.3%		
Gazprom, ADR	9,070	417,220
LUKOIL, ADR	3,121	272,775
Sistema JSFC, GDR	21,932	701,824
Sistema-Hals, GDR	15,600 a	210,600
		1,602,419
Singapore–2.4%		
DBS Group Holdings	50,000	736,492
Singapore Airlines	81,000	923,874
		1,660,366
South Africa–.8%		
MTN Group	48,300	**587,772**
South Korea–2.9%		
Hana Financial Group	10,290	541,055
Lotte Shopping	478 a	198,396
Samsung Electronics, GDR (Common)	2,096 c	689,584
Samsung Fire & Marine Insurance	3,150	547,016
		1,976,051

Common Stocks (continued)	Shares	Value ($)
Sweden—3.1%		
Nordea Bank	34,726	534,948
Skandinaviska Enskilda Banken, Cl. A	16,800	533,548
Telefonaktiebolaget LM Ericsson, Cl. B	274,317	1,107,522
		2,176,018
Switzerland—10.1%		
Compagnie Financiere Richemont, Cl. A	9,764	568,746
Nestle	4,043	1,436,229
Nobel Biocare Holding	1,781	526,381
Novartis	24,213	1,395,490
Roche Holding	7,898	1,415,795
Syngenta	2,951 [a]	548,849
Synthes	4,254	507,102
UBS	9,982	606,421
		7,005,013
Taiwan—.7%		
Fubon Financial Holding, GDR	56,837	**522,900**
Thailand—2.1%		
Advanced Info Service	183,800	401,820
Bangkok Bank	143,900	466,812
Siam Commercial Bank	362,800	593,580
		1,462,212
United Kingdom—14.6%		
Anglo American	21,137	1,031,300
AstraZeneca	8,623	463,458
BHP Billiton	22,257	407,393
Cable & Wireless	175,157	541,209
GlaxoSmithKline	70,468	1,855,065
ICAP	111,730	1,047,176
Imperial Tobacco Group	11,066	435,667
Prudential	42,303	579,598
Reuters Group	96,100	838,099
Smith & Nephew	78,263	817,056
Standard Chartered	39,946	1,167,374
Vodafone Group	330,226	915,241
		10,098,636
Total Common Stocks		
(cost $53,555,833)		**67,480,305**

Preferred Stocks—1.0%	Shares	Value ($)
Germany;		
Henkel (cost $395,327)	4,600	**677,430**
Total Investments (cost $53,951,160)	**98.4%**	**68,157,735**
Cash and Receivables (Net)	**1.6%**	**1,119,481**
Net Assets	**100.0%**	**69,277,216**

ADR—American Depository Receipts
GDR—Global Depository Receipts
[a] *Non-income producing security.*
[b] *The valuation this security has been determined in good faith under the direction of the Board of Trustees.*
[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $877,621 or 1.3% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	23.4	Industrial	4.3
Consumer Discretionary	14.7	Materials	4.0
Health Care	13.3	Energy	2.3
Consumer Staples	10.0	Utilities	2.1
Information Technology	8.9	Forward Currency	
Diversified Financial Services	8.6	Exchange Contracts	.3
Telecommunication Services	6.8		**98.7**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	53,951,160	68,157,735
Cash		960,405
Unrealized appreciation on forward currency exchange contracts–Note 4		194,490
Dividends receivable		127,891
Receivable for shares of Beneficial Interest subscribed		1,564
Prepaid expenses		12,806
		69,454,891
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		47,342
Payable for investment securities purchased		47,176
Payable for shares of Beneficial Interest redeemed		13,470
Unrealized depreciation on forward currency exchange contracts–Note 4		10,727
Accrued expenses		58,960
		177,675
Net Assets ($)		**69,277,216**
Composition of Net Assets ($):		
Paid-in capital		62,036,893
Accumulated undistributed investment income–net		829,555
Accumulated net realized gain (loss) on investments		(7,981,327)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		14,392,095
Net Assets ($)		**69,277,216**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	59,561,473	9,715,743
Shares Outstanding	2,966,161	484,636
Net Asset Value Per Share ($)	**20.08**	**20.05**

See notes to financial statements.

Year Ended December 31, 2006

Investment Income ($):

Income:

Cash dividends (net of $126,280 foreign taxes withheld at source)	1,287,188
Interest	637
Total Income	**1,287,825**
Expenses:	
Investment advisory fee–Note 3(a)	449,543
Custodian fees	93,788
Auditing fees	33,449
Distribution fees–Note 3(b)	18,842
Prospectus and shareholders' reports	13,703
Trustees' fees and expenses–Note 3(c)	7,052
Legal fees	1,818
Loan commitment fees–Note 2	405
Registration fees	18
Miscellaneous	16,424
Total Expenses	**635,042**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(38,271)
Net Expenses	**596,771**
Investment Income–Net	**691,054**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	6,227,612
Net realized gain (loss) on forward currency exchange contracts	27,106
Net Realized Gain (Loss)	**6,254,718**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	5,244,035
Net Realized and Unrealized Gain (Loss) on Investments	**11,498,753**
Net Increase in Net Assets Resulting from Operations	**12,189,807**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	691,054	767,342
Net realized gain (loss) on investments	6,254,718	7,725,069
Net unrealized appreciation (depreciation) on investments	5,244,035	(2,244,526)
Net Increase (Decrease) in Net Assets Resulting from Operations	**12,189,807**	**6,247,885**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(397,562)	(160,712)
Service shares	(41,615)	(9,235)
Total Dividends	**(439,177)**	**(169,947)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	18,055,001	5,791,282
Service shares	4,076,066	1,742,456
Dividends reinvested:		
Initial shares	397,562	160,712
Service shares	41,615	9,235
Cost of shares redeemed:		
Initial shares	(11,416,841)	(7,886,743)
Service shares	(1,785,314)	(874,791)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**9,368,089**	**(1,057,849)**
Total Increase (Decrease) in Net Assets	**21,118,719**	**5,020,089**
Net Assets ($):		
Beginning of Period	48,158,497	43,138,408
End of Period	**69,277,216**	**48,158,497**
Undistributed investment income–net	829,555	484,206

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	994,470	391,336
Shares issued for dividends reinvested	21,630	11,334
Shares redeemed	(627,671)	(531,886)
Net Increase (Decrease) in Shares Outstanding	**388,429**	**(129,216)**
Service Shares		
Shares sold	222,761	119,792
Shares issued for dividends reinvested	2,264	651
Shares redeemed	(98,496)	(59,441)
Net Increase (Decrease) in Shares Outstanding	**126,529**	**61,002**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.41	14.36	11.97	8.75	10.76
Investment Operations:					
Investment income−net[a]	.22	.26	.27	.14	.10
Net realized and unrealized gain (loss) on investments	3.59	1.85	2.64	3.55	(1.81)
Total from Investment Operations	3.81	2.11	2.91	3.69	(1.71)
Distributions:					
Dividends from investment income−net	(.14)	(.06)	(.52)	(.47)	(.30)
Net asset value, end of period	20.08	16.41	14.36	11.97	8.75
Total Return (%)	23.31	14.75	24.57	42.89	(15.94)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.03	1.10	1.04	1.19	1.14
Ratio of net expenses to average net assets	.97	1.09	1.04	1.19	1.14
Ratio of net investment income to average net assets	1.19	1.76	2.13	1.42	.96
Portfolio Turnover Rate	98.92	92.82	96.55	101.02	116.65
Net Assets, end of period ($ x 1,000)	59,561	42,289	38,874	32,892	27,117

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	16.39	14.35	11.95	8.74	10.75
Investment Operations:					
Investment income—net [a]	.16	.22	.24	.12	.07
Net realized and unrealized gain (loss) on investments	3.61	1.85	2.63	3.54	(1.80)
Total from Investment Operations	3.77	2.07	2.87	3.66	(1.73)
Distributions:					
Dividends from investment income—net	(.11)	(.03)	(.47)	(.45)	(.28)
Net asset value, end of period	20.05	16.39	14.35	11.95	8.74
Total Return (%)	23.06	14.45	24.20	42.56	(16.20)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.28	1.34	1.29	1.44	1.41
Ratio of net expenses to average net assets	1.21	1.33	1.29	1.44	1.41
Ratio of net investment income to average net assets	.90	1.50	1.89	1.17	.74
Portfolio Turnover Rate	98.92	92.82	96.55	101.02	116.65
Net Assets, end of period ($ x 1,000)	9,716	5,870	4,265	3,375	2,017

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a non-diversified series. The portfolio's investment objective is to maximize capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Newton Capital Management Limited ("Newton") is the portfolio's sub-investment adviser. Newton is also a wholly-owned subsidiary of Mellon Bank, N. A., and an affiliate of Dreyfus.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio 's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,251,142, accumulated capital losses $7,960,106 and unrealized appreciation $13,949,287.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $2,862,652 of the carryover expires in fiscal 2009, $3,933,328 expires in fiscal 2010 and $1,164,126 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $439,177 and $169,947, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency transactions and passive foreign investment companies, the portfolio increased accumulated undistributed investment income-net by $93,472 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Newton, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35%
$100 million to $1 billion	.30%
$1 billion to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $18,842 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $152 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $43,269, Rule 12b-1 distribution plan fees $2,000, chief compliance officer fees $2,044 and transfer agency per account fees $29.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2006, amounted to $67,898,797 and $58,387,616, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 1/16/2007	564,256	1,049,000	1,105,321	56,321
Euro, expiring 5/15/2007	1,567,921	2,034,000	2,080,161	46,161
Norwegian Krone, expiring 4/13/2007	8,000,260	1,214,000	1,287,893	73,893
Swedish Krona, expiring 6/15/2007	6,842,781	990,000	1,008,115	18,115
Swiss Franc, expiring 6/15/2007	585,605	498,000	487,273	(10,727)
Total				**183,763**

At December 31, 2006, the cost of investments for federal income tax purposes was $54,210,204; accordingly, accumulated net unrealized appreciation on investments was $13,947,531 consisting of $14,768,948 gross unrealized appreciation and $821,417 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Equity Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Equity Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Equity Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2006:

—the total amount of taxes paid to foreign countries was $113,128.

—the total amount of income sourced from foreign countries was $986,209.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

——————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable Investment Fund,
International Equity Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Newton Capital Management Limited
160 Queen Victoria Street
London, EC4V 4LA
England

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0109AR1206

Dreyfus Variable Investment Fund, International Value Portfolio

ANNUAL REPORT December 31, 2006





Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, International Value Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets, with most economic sectors and geographic regions of the global equity markets generating strong returns. A number of positive factors contributed to gains in international developed and developing markets, including an expanding global economy, rising commodity prices, financial reforms in key emerging markets, falling trade barriers, rising standards of living and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners sometimes meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Variable Investment Fund, International Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio produced total returns of 22.60% for its Initial shares and 22.39% for its Service shares.[1] This compares with a 26.34% return for the portfolio's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Index ("MSCI EAFE Index"), for the same period.[2]

While strong global economic growth continued to drive international stock markets higher during the first half of 2006, intensifying concerns regarding a potential economic slowdown produced a brief period of heightened market volatility in the spring. However, those concerns proved short-lived, and most international stocks gained value over the second half of the year. Although the portfolio participated in the market's rise to a significant degree, its returns lagged the benchmark, primarily due to disappointing individual stock selections in France, Japan and Switzerland.

What is the portfolio's investment approach?

The portfolio seeks long-term capital growth by investing in stocks of foreign companies that we consider to be value companies. The portfolio may invest in companies of any size, and may also invest in companies located in emerging markets. Our investment approach is value-oriented and research-driven. When selecting stocks, we conduct extensive quantitative and fundamental research that emphasizes individual stock selection rather than economic and industry trends. We focus on how a stock is valued relative to its intrinsic worth, the company's underlying business health as measured by return on assets and return on equity, and the presence of a catalyst that may trigger an increase in the stock price.

What other factors influenced the portfolio's performance?

When the reporting period began, the international equity markets had completed their third calendar year of solid performance, as corporate restructuring efforts and positive earnings announcements overshadowed concerns about potentially rising interest rates. However, beginning in May 2006, fears of a possible economic slowdown in the United States triggered a major sell-off in the global equity markets. Investors moved quickly to shed what they perceived to be riskier investments, particularly commodity stocks and emerging-markets equities. While the correction resulted in a modest retrenchment across countries and market sectors, it proved to be relatively short-lived, and stocks generally gained value through the balance of the reporting period. In fact, for the reporting period overall, the portfolio posted positive absolute returns in all of the countries in which it invests.

In this favorable market environment, our bottom-up security selection process proved to be successful across a wide array of holdings in Asia. In Hong Kong, Bank of East Asia, which was sold during the reporting period, and the BOC Hong Kong Holdings both posted solid gains due to their ability to help satisfy mainland China's borrowing needs. Two Singapore banks, DBS Group Holdings and United Overseas Bank, also benefited from Asia's general economic strength as well as increased lending activities stemming from a rally in its domestic real estate market.

In Europe, aggressive corporate restructuring efforts coupled with improving domestic economic conditions aided a number of the portfolio's German holdings, most notably Volkswagen and airline Lufthansa, which we later sold after they reached our price targets. In the United Kingdom, an overweight in private gas supplier and distributor Centrica benefited from takeover speculation from Russian natural gas giant Gazprom. Additionally, our overweight position in Alliance Boots Group, the pharmacy-led health and beauty group which was sold during the reporting period, rallied due to efficiencies realized from a 2005 merger. Finally, U.K.-based global mining firm Anglo American posted strong results due to increased demand for commodities in worldwide markets.

However, the portfolio's relative performance was hindered by a number of company-specific disappointments. For example, two Japanese consumer lenders, Takefuji and Aiful, fell sharply following the adoption of new government regulations designed to reform the lending practices of consumer finance companies. In France, consumer electronics and media conglomerate Thomson reported inconsistent earnings after a shift in the firm's business mix. France Telecom also lagged due to competitive pressures in its domestic fixed line business. In Switzerland, Ciba Specialty Chemicals was hurt by higher input oil prices during much of the reporting period, which it was unable to pass on to its customers.

What is the portfolio's current strategy?

As of the end of 2006, many of the economic factors that have contributed to a strong international stock market in 2006 appear to still be in place. In our view, demand for a variety of goods and services in the emerging markets, particularly China and India, in conjunction with improving domestic economies in Europe, Japan and the United States have provided a solid foundation for strong equity market performance. However, we are also aware that market sentiment can change very quickly, as we witnessed in May and June of 2006. As value-oriented investors, we remain cognizant of price risks embedded in the portfolio's holdings, and we intend to continue to adjust the portfolio's composition as new opportunities arise.

January 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, International Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio Initial shares and Service shares and the Morgan Stanley Capital International Europe, Australasia, Far East Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**22.60%**	**14.53%**	**9.55%**
Service shares	**22.39%**	**14.39%**	**9.50%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, International Value Portfolio on 12/31/96 to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, International Value Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.31	$ 7.43
Ending value (after expenses)	$1,121.30	$1,120.30

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 6.01	$ 7.07
Ending value (after expenses)	$1,019.26	$1,018.20

† *Expenses are equal to the portfolio's annualized expense ratio of 1.18% for Initial shares and 1.39% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks−94.1%	Shares	Value ($)
Australia−3.5%		
Amcor	252,907	1,447,608
Coca-Cola Amatil	141,386	866,204
Insurance Australia Group	141,541	709,591
National Australia Bank	47,030	1,500,059
Tabcorp Holdings	107,503	1,430,120
Telstra	317,670	1,038,314
		6,991,896
Belgium−.8%		
Fortis	36,620	**1,561,340**
Brazil−.4%		
Petroleo Brasileiro, ADR	7,290 [a]	**750,797**
Finland−1.6%		
M-real, Cl. B	87,850	555,290
Nokia	55,120	1,125,959
Nokia, ADR	20,790	422,453
UPM-Kymmene	42,088	1,061,912
		3,165,614
France−9.5%		
BNP Paribas	13,430	1,464,742
Carrefour	16,380	992,995
Credit Agricole	42,830	1,800,678
France Telecom	95,570	2,642,092
Lagardere	13,780	1,109,229
Peugeot	13,270	879,057
Sanofi-Aventis	41,270	3,809,469
Thomson	68,860	1,345,750
Total	46,620	3,362,054
Total, ADR	2,690	193,465
Valeo	32,458	1,350,480
		18,950,011
Germany−7.8%		
Allianz	6,200	1,267,399
Deutsche Bank	5,110	684,970

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Deutsche Post	93,140	2,814,583
Deutsche Telekom	88,110	1,614,990
E.ON	7,929	1,080,734
Hannover Rueckversicherung	34,700 [a]	1,605,402
Infineon Technologies	108,490 [a]	1,528,985
Medion	9,600	100,078
Metro	24,230	1,540,823
Siemens	32,170	3,209,336
		15,447,300
Greece−.9%		
Public Power	69,050	**1,749,473**
Hong Kong−1.4%		
BOC Hong Kong Holdings	373,000	1,014,265
CITIC Pacific	112,500	388,355
Hutchison Whampoa	126,900	1,288,905
		2,691,525
Ireland−.4%		
Bank of Ireland	36,236	**836,798**
Israel−.7%		
Teva Pharmaceutical Industries, ADR	43,270	**1,344,832**
Italy−4.6%		
Enel	83,620	862,346
ENI	55,635	1,870,638
Mediaset	169,050	2,005,475
Saras	211,010 [a]	1,126,325
UniCredito Italiano	213,110	1,867,300
Unipol	411,120	1,481,063
		9,213,147
Japan−24.5%		
77 Bank	150,500	954,572
Aeon	111,200	2,405,511
Aiful	26,512	746,127
Astellas Pharma	29,200	1,327,105

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Canon	12,159	684,381
Dentsu	833	2,442,282
FUJIFILM Holdings	42,200	1,733,591
Funai Electric	12,900	1,043,617
Hino Motors	320,900	1,649,858
JS Group	63,100	1,327,891
Kao	64,500	1,739,362
Kuraray	56,900	671,127
Lawson	30,100	1,077,213
Mabuchi Motor	8,100	481,774
Matsumotokiyoshi	43,140	958,586
Mitsubishi	90,100	1,695,501
Mitsubishi UFJ Financial Group	182	2,247,574
Mitsui Trust Holdings	75,800	869,852
Nippon Express	479,100	2,620,188
Nippon Paper Group	377	1,422,044
Nissan Motor	155,800	1,875,595
NOK	14,300	281,111
Nomura Holdings	42,000	792,120
ORIX	740	214,164
Ricoh	97,300	1,986,298
Rinnai	7,800	233,276
Rohm	29,800	2,966,606
Sankyo	6,000	332,171
Sekisui Chemical	189,500	1,510,778
Sekisui House	125,000	1,819,843
SFCG	3,508	544,906
Shinsei Bank	213,200	1,253,749
Sumitomo Chemical	42,000	325,669
Sumitomo Mitsui Financial Group	310	3,177,217
Takefuji	39,890	1,578,375
TDK	15,500	1,231,823
Toyoda Gosei	22,400	518,436
		48,740,293

Common Stocks (continued)	Shares	Value ($)
Mexico–.8%		
Coca-Cola Femsa, ADR	21,800	828,400
Telefonos de Mexico, ADR, Ser. L	25,142	710,513
		1,538,913
Netherlands–4.1%		
ABN AMRO Holding	60,299	1,937,543
Aegon	79,355	1,512,111
Koninklijke Philips Electronics	50,470	1,902,768
Royal Dutch Shell, Cl. A	80,898	2,852,440
		8,204,862
Singapore–2.0%		
DBS Group Holdings	150,530	2,217,283
United Overseas Bank	137,000	1,732,256
		3,949,539
South Africa–.5%		
Nedbank Group	57,475	**1,094,645**
South Korea–1.4%		
Korea Electric Power, ADR	39,620	899,770
KT, ADR	32,930	834,775
SK Telecom, ADR	36,150	957,252
		2,691,797
Spain–1.7%		
Banco Bilbao Vizcaya Argentaria	39,910	960,614
Banco Santander Central Hispano	43,800	817,271
Repsol YPF	33,740	1,166,511
Repsol YPF, ADR	14,670	506,115
		3,450,511
Sweden–.4%		
Svenska Cellulosa, Cl. B	14,930	**779,364**
Switzerland–6.6%		
Ciba Specialty Chemicals	35,716	2,374,913
Clariant	53,860 [a]	806,420
Credit Suisse Group	15,300	1,070,084

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Nestle	7,535	2,676,721
Novartis	51,150	2,947,976
Swiss Reinsurance	23,340	1,983,776
UBS	22,100	1,342,608
		13,202,498
Taiwan−.6%		
United Microelectronics, ADR	367,017	**1,280,889**
United Kingdom−19.9%		
Anglo American	17,915	874,095
BHP Billiton	73,600	1,347,178
BP	292,368	3,249,852
Cadbury Schweppes	154,568	1,654,542
Carnival	13,878	703,492
Centrica	225,020	1,562,447
Debenhams	339,820	1,262,986
Friends Provident	193,680	823,213
GlaxoSmithKline	150,515	3,962,297
HBOS	63,094	1,398,951
HSBC Holdings	167,908	3,061,886
Old Mutual	281,870	962,032
Reed Elsevier	168,680	1,851,856
Rentokil Initial	641,770	2,083,535
Royal Bank of Scotland Group	92,649	3,616,729
Royal Dutch Shell, Cl. A	11,894	415,847
SABMiller	83,820	1,929,094
Smiths Group	93,710	1,819,896
Trinity Mirror	149,560	1,375,368
Unilever	110,242	3,083,495
Vodafone Group	965,715	2,676,538
		39,715,329
Total Common Stocks		
(cost $159,657,932)		**187,351,373**

Other Investment—6.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $11,940,000)	11,940,000 [b]	**11,940,000**
Total Investments (cost $171,597,932)	**100.1%**	**199,291,373**
Liabilities, Less Cash and Receivables	**(.1%)**	**(201,006)**
Net Assets	**100.0%**	**199,090,367**

ADR—American Depository Receipts
[a] *Non-income producing security.*
[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Financial	21.2	Materials	5.9
Consumer Discretionary	13.6	Telecommunication Services	5.3
Consumer Staples	9.9	Insurance	5.2
Industrials	9.5	Utilities	3.1
Energy	7.8	Forward Currency	
Health Care	6.7	Exchange Contracts	.0
Money Market Investment	6.0		
Information Technology	5.9		**100.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	159,657,932	187,351,373
Affiliated issuers	11,940,000	11,940,000
Cash		1,275,260
Cash denominated in foreign currencies	3,312,876	3,319,744
Receivable for shares of Beneficial Interest subscribed		561,953
Receivable for investment securities sold		307,938
Dividends and interest receivable		271,469
Unrealized appreciation on forward currency exchange contracts–Note 4		1,807
Prepaid expenses		15,203
		205,044,747
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		184,516
Payable for investment securities purchased		5,627,655
Payable for shares of Beneficial Interest redeemed		6,498
Accrued expenses		135,711
		5,954,380
Net Assets ($)		**199,090,367**
Composition of Net Assets ($):		
Paid-in capital		143,389,851
Accumulated undistributed investment income–net		3,037,430
Accumulated net realized gain (loss) on investments		24,968,169
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		27,694,917
Net Assets ($)		**199,090,367**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	118,732,861	80,357,506
Shares Outstanding	6,089,667	4,128,062
Net Asset Value Per Share ($)	**19.50**	**19.47**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):

Income:

Cash dividends (net of $402,599 foreign taxes withheld at source):

Unaffiliated issuers	4,687,614
Affiliated issuers	178,510
Interest	73,645
Total Income	**4,939,769**
Expenses:	
Investment advisory fee–Note 3(a)	1,796,030
Custodian fees	237,404
Distribution fees–Note 3(b)	173,268
Professional fees	35,596
Trustees' fees and expenses–Note 3(c)	25,415
Prospectus and shareholders' reports	18,770
Shareholder servicing costs–Note 3(b)	1,327
Loan commitment fees–Note 2	924
Registration fees	664
Miscellaneous	22,503
Total Expenses	**2,311,901**
Less–waiver of fees due to undertaking–Note 3(a)	(27,513)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(26,760)
Net Expenses	**2,257,628**
Investment Income–Net	**2,682,141**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	27,199,800
Net realized gain (loss) on forward currency exchange contracts	(61,266)
Net Realized Gain (Loss)	**27,138,534**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	6,084,187
Net Realized and Unrealized Gain (Loss) on Investments	**33,222,721**
Net Increase in Net Assets Resulting from Operations	**35,904,862**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	2,682,141	1,757,635
Net realized gain (loss) on investments	27,138,534	14,093,737
Net unrealized appreciation (depreciation) on investments	6,084,187	(669,066)
Net Increase (Decrease) in Net Assets Resulting from Operations	**35,904,862**	**15,182,306**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,436,718)	–
Service shares	(774,660)	–
Net realized gain on investments:		
Initial shares	(8,117,896)	(1,331,789)
Service shares	(4,855,489)	(527,874)
Total Dividends	**(15,184,763)**	**(1,859,663)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	44,686,930	37,251,329
Service shares	41,187,469	25,773,157
Dividends reinvested:		
Initial shares	9,554,614	1,331,789
Service shares	5,630,149	527,874
Cost of shares redeemed:		
Initial shares	(42,990,171)	(40,886,960)
Service shares	(28,941,578)	(10,908,937)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**29,127,413**	**13,088,252**
Total Increase (Decrease) in Net Assets	**49,847,512**	**26,410,895**
Net Assets ($):		
Beginning of Period	149,242,855	122,831,960
End of Period	**199,090,367**	**149,242,855**
Undistributed investment income–net	3,037,430	1,875,213

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	2,475,239	2,332,353
Shares issued for dividends reinvested	552,929	85,481
Shares redeemed	(2,370,679)	(2,584,421)
Net Increase (Decrease) in Shares Outstanding	**657,489**	**(166,587)**
Service Shares		
Shares sold	2,273,307	1,598,408
Shares issued for dividends reinvested	325,819	33,860
Shares redeemed	(1,576,522)	(677,869)
Net Increase (Decrease) in Shares Outstanding	**1,022,604**	**954,399**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.49	15.85	13.54	10.04	11.56
Investment Operations:					
Investment income−net[a]	.29	.22	.16	.12	.12
Net realized and unrealized gain (loss) on investments	3.44	1.64	2.54	3.51	(1.53)
Total from Investment Operations	3.73	1.86	2.70	3.63	(1.41)
Distributions:					
Dividends from investment income−net	(.26)	−	(.16)	(.13)	(.11)
Dividends from net realized gain on investments	(1.46)	(.22)	(.23)	−	−
Total Distributions	(1.72)	(.22)	(.39)	(.13)	(.11)
Net asset value, end of period	19.50	17.49	15.85	13.54	10.04
Total Return (%)	22.60	11.89	20.02	36.36	(12.23)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.19	1.20	1.25	1.49	1.47
Ratio of net expenses to average net assets	1.18	1.17	1.24	1.41	1.40
Ratio of net investment income to average net assets	1.59	1.39	1.08	1.11	1.10
Portfolio Turnover Rate	60.27	54.32	44.05	107.73	47.18
Net Assets, end of period ($ x 1,000)	118,733	94,988	88,713	58,849	27,549

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	17.47	15.86	13.56	10.06	11.58
Investment Operations:					
Investment income–net[a]	.24	.18	.06	.14	.12
Net realized and unrealized gain (loss) on investments	3.45	1.65	2.62	3.49	(1.54)
Total from Investment Operations	3.69	1.83	2.68	3.63	(1.42)
Distributions:					
Dividends from investment income–net	(.23)	–	(.15)	(.13)	(.10)
Dividends from net realized gain on investments	(1.46)	(.22)	(.23)	–	–
Total Distributions	(1.69)	(.22)	(.38)	(.13)	(.10)
Net asset value, end of period	19.47	17.47	15.86	13.56	10.06
Total Return (%)	22.39	11.69	19.83	36.28	(12.25)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.44	1.45	1.49	1.75	1.66
Ratio of net expenses to average net assets	1.38	1.36	1.39	1.41	1.40
Ratio of net investment income to average net assets	1.33	1.10	.44	1.29	1.07
Portfolio Turnover Rate	60.27	54.32	44.05	107.73	47.18
Net Assets, end of period ($ x 1,000)	80,358	54,255	34,119	6,713	4,441

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the International Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $8,108,713, undistributed capital gains $20,803,977 and unrealized appreciation $26,787,826.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $5,532,131 and $639,526 and long-term capital gains $9,652,632 and $1,220,137, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies and foreign currency exchange gains and losses, the portfolio increased accumulated undistributed investment income-net by $691,454 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of 1.40% of the value of the average daily net assets of their class. During the period ended December 31, 2006, the Manager waived receipt of fees of $27,513, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $173,268 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $442 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $166,738, Rule 12b-1 distribution plan fees $17,306, chief compliance officer fees $2,044 and transfer agency per account fees $72, which are offset against an expense reimbursement currently in effect in the amount of $1,644.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2006, amounted to $112,945,813 and $103,067,230, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation ($)
Purchases:				
British Pound, expiring 1/2/2007	150,859	295,471	295,488	17
Euro, expiring 1/2/2007	1,154,398	1,521,553	1,523,343	1,790
Total				**1,807**

At December 31, 2006, the cost of investments for federal income tax purposes was $172,505,023; accordingly, accumulated net unrealized appreciation on investments was $26,786,350, consisting of $31,205,333 gross unrealized appreciation and $4,418,983 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, International Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, International Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, International Value Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the portfolio elects to provide each shareholder with their portion of the portfolio's foreign taxes paid and the income sourced from foreign countries. Accordingly, the portfolio hereby makes the following designations regarding its fiscal year ended December 31, 2006:

— the total amount of taxes paid to foreign countries was $365,602.

— the total amount of income sourced from foreign countries was $4,023,177.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

Also the portfolio hereby designates $1.0880 per share as a long-term capital gain distribution paid on March 31, 2006.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

———————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

———————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

32

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Variable
Investment Fund,
International Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0152AR1206

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a year of low volatility in the U.S. bond market. Yields of 10-year Treasury securities remained within a relatively narrow range of just 75 basis points, making 2006 the third least volatile bond market since 1970. Yet, a number of developments during the year might have suggested otherwise, including mounting economic uncertainty, volatile energy prices, softening real estate markets, a change in U.S. monetary policy and ongoing geopolitical turmoil.

Why did fixed-income investors appear to shrug off some of the year's more negative influences? In our analysis, investors disregarded near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals. Indeed, 2006 confirmed that reacting to near-term influences with extreme shifts in investment strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet long-term goals, while attempting to ignore short term market fluctuations.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

David Bowser, Portfolio Manager

Note to Shareholders: On October 27, 2006, David Bowser replaced Jon Uhrig as the portfolio's primary portfolio manager. Mr. Bowser has been a portfolio manager since July 2006.

How did Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio perform during the period?

For the 12-month period ended December 31, 2006, the portfolio's Initial shares achieved a total return of 8.70%, and its Service shares achieved a total return of 8.64%. The portfolio generated aggregate income dividends of $0.50 for both its Initial shares and Service shares.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index"), achieved a total return of 10.73% for the same period.[2]

High yield bonds produced attractive returns in 2006 due to sound credit fundamentals and generally positive supply-and-demand factors. The portfolio produced lower returns than its benchmark, primarily due to our emphasis on securities toward the higher end of the high yield market's credit-rating spectrum, which generally underperformed more speculative investments.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To pursue this goal, we normally invest at least 80% of the portfolio's assets in fixed-income securities rated below investment grade ("high yield" or "junk" bonds). We may invest in various types of fixed-income securities, including corporate bonds and notes, mortgage-related securities, asset-backed securities, zero coupon securities, inflation-indexed bonds, convertible securities, preferred stocks and other debt securities of U.S. and foreign issuers.

In choosing securities, we seek to capture higher yields offered by junk bonds, while managing credit risk and the volatility caused by interest-rate movements. We seek to reduce interest-rate risk by maintaining an average effective portfolio maturity of 5.5 years or less, although there is no limit on the maturity of individual securities.

Our investment process is based on fundamental credit research. We look at a variety of factors when assessing a potential investment, including the company's financial strength, the state of the industry or sector it belongs to, the long-term fundamentals of that industry or sector, the company's management, and whether there is sufficient equity value in the company.

What other factors influenced the portfolio's performance?

The high yield market remained persistently strong in 2006, supported by domestic and international investors who maintained a relatively high tolerance for risk in their search for high levels of current income. Robust demand was met during much of the year with a relatively light supply of newly issued securities, as a number of issuers turned instead to bank loans for financing. However, several large leveraged buy-out transactions created a brief surge in supply at the end of the year, enabling 2006 to set a new record for high yield bond issuance.

In addition, the high yield market benefited from robust credit fundamentals, with defaults remaining near historical lows in the growing global economy. Although heightened inflation and interest-rate concerns sparked a temporary correction in the spring, the market bounced back when it became apparent that a gradual slowdown in U.S. economic growth was likely to keep inflation in check. The Federal Reserve Board lent credence to this view when it refrained from raising short-term interest rates over the second half of the year.

However, yield differences along the credit-rating spectrum continued to narrow as the market rallied, suggesting to us that a relatively defensive investment posture might be prudent. Accordingly, we focused on securities in the market's upper and middle rating tiers, including bonds issued by regulated industries, such as utilities, banks and real estate investment trusts. This stance limited the portfolio's participation in the rally among lower-tier credits, accounting for its lagging performance relative to its benchmark.

We also maintained an underweighted position in the financially troubled automotive sector, which proved to be among the market's top performing areas in 2006. We also held comparatively few bonds from cable and media companies, some of which were distressed. Nonetheless, cable and media bonds generally performed well.

The portfolio achieved better results in other areas. In the wireline telecommunications industry, a number of the portfolio's holdings received credit-rating upgrades during the fourth quarter. Tobacco companies also fared well in an improving legal environment.

What is the portfolio's current strategy?

While we have seen little evidence of an end to the positive technical factors that have supported high yield bond prices, we remain cautious regarding the possibility that unexpected developments could trigger a sharp sell-off, especially after the market's sustained rally in 2006. Indeed, new issues recently coming to market have tended to fall toward the low end of the credit range, which may be a sign of frothiness in the market. Therefore, we have continued to focus primarily on bonds from higher-quality issuers that, in our analysis, demonstrate relatively strong credit characteristics. At the same time, we have added opportunistically to some previously underexposed areas — including the wireless telecommunications, gaming and theater industries — in an attempt to boost the portfolio's yield without substantially reducing its credit profile.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of these portfolios directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that is in effect through December 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio Initial shares and Service shares and the Merrill Lynch U.S. High Yield Master II Constrained Index

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	From Inception
Initial shares	**4/30/97**	**8.70%**	**6.75%**	**3.05%**
Service shares	**4/30/97**	**8.64%**	**6.73%**	**3.03%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Bloomberg L.P.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.

The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.

The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio on 4/30/97 (inception date of Initial shares) to a $10,000 investment made in the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.69	$ 4.69
Ending value (after expenses)	$1,065.40	$1,065.80

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.58	$ 4.58
Ending value (after expenses)	$1,020.67	$1,020.67

† Expenses are equal to the portfolio's annualized expense ratio of .90% for Initial shares and .90% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Bonds and Notes−95.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising−.3%				
Lamar Media,				
Gtd. Notes	6.63	8/15/15	35,000	34,868
R.H. Donnelley Finance I,				
Gtd. Notes	10.88	12/15/12	39,000 [a]	42,705
				77,573
Aerospace & Defense−1.5%				
Alliant Techsystems,				
Gtd. Notes	6.75	4/1/16	30,000	30,075
Argo-Tech,				
Sr. Notes	9.25	6/1/11	78,000	84,630
DRS Technologies,				
Sr. Sub. Notes	6.88	11/1/13	29,000	29,363
L-3 Communications,				
Bonds	3.00	8/1/35	35,000 [a]	36,925
L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	100,000	99,500
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	75,000 [b]	78,000
				358,493
Agricultural−.2%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	55,000	**58,850**
Airlines−.3%				
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	73,641 [c]	**81,419**
Automobile Manufacturers−.5%				
Ford Motor,				
Bonds	6.50	8/1/18	85,000 [b]	64,600
Ford Motor,				
Notes	7.45	7/16/31	70,000 [b]	55,300
				119,900
Automotive, Trucks & Parts−1.3%				
Cooper-Standard Automotive,				
Gtd. Notes	8.38	12/15/14	35,000 [b]	27,737
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	110,000	115,775
Tenneco Automotive,				
Gtd. Note	8.63	11/15/14	75,000	76,875

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Automotive, Trucks & Parts (continued)					
United Components, Sr. Sub. Notes	9.38	6/15/13	83,000		86,320
					306,707
Banks−1.9%					
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	265,000		266,325
Colonial Bank N.A./Montgomery, AL, Sub. Notes	9.38	6/1/11	75,000		84,718
Shinsei Finance Cayman, Bonds	6.42	1/29/49	100,000	a,d	100,059
					451,102
Building & Construction−2.2%					
Beazer Homes USA, Gtd. Notes	6.88	7/15/15	125,000		123,125
D.R. Horton, Gtd. Notes	8.50	4/15/12	65,000		68,041
Goodman Global Holdings, Sr. Sub. Notes	7.88	12/15/12	29,000	b	28,637
Goodman Global Holdings, Sr. Notes, Ser. B	8.36	6/15/12	89,000	b,d	90,557
Nortek, Sr. Sub. Notes	8.50	9/1/14	85,000	b	83,725
Standard-Pacific, Sr. Notes	6.50	8/15/10	125,000		122,813
Texas Industries, Sr. Unscd. Notes	7.25	7/15/13	15,000		15,300
					532,198
Chemicals−4.3%					
Airgas, Sr. Sub. Notes	6.25	7/15/14	75,000		72,750
CPG International I, Sr. Unscd. Notes	10.50	7/1/13	65,000		66,543
Huntsman, Gtd. Notes	11.63	10/15/10	14,000		15,365
Huntsman International, Gtd. Notes	9.88	3/1/09	17,000		17,595
Ineos Group Holdings, Sr. Sub. Notes	8.50	2/15/16	165,000	a	158,400

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals (continued)				
Lyondell Chemical, Gtd. Notes	8.00	9/15/14	80,000	83,400
Nalco, Sr. Sub. Notes	8.88	11/15/13	275,000	292,531
Rhodia, Sr. Notes	10.25	6/1/10	170,000	194,650
Rockwood Specialties Group, Sr. Sub. Notes	10.63	5/15/11	70,000	74,900
Westlake Chemical, Gtd. Notes	6.63	1/15/16	40,000	38,900
				1,015,034
Commercial & Professional Services—1.9%				
Brickman Group, Gtd. Notes, Ser. B	11.75	12/15/09	62,000	66,185
Corrections Corp. of America, Gtd. Notes	6.25	3/15/13	100,000	99,625
Education Management, Sr. Notes	8.75	6/1/14	60,000 [a]	62,400
Education Management, Sr. Sub. Notes	10.25	6/1/16	85,000 [a,b]	90,312
Hertz, Sr. Notes	8.88	1/1/14	65,000 [a]	68,413
Hertz, Sr. Sub. Notes	10.50	1/1/16	30,000 [a,b]	33,150
Williams Scotsman, Gtd. Notes	8.50	10/1/15	35,000	36,706
				456,791
Commercial Mortgage Pass-Through Ctfs.—.4%				
Global Signal Trust, Ser. 2006-1, Cl. F	7.04	2/15/36	95,000 [a]	**96,708**
Consumer Products—.9%				
Chattem, Sr. Sub. Notes	7.00	3/1/14	35,000	34,650
Playtex Products, Gtd. Notes	9.38	6/1/11	160,000	167,600
				202,250

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Diversified Financial Services−8.3%						
Basell AF SCA,						
Gtd. Notes		8.38	8/15/15	75,000	a	77,438
BCP Crystal U.S. Holdings,						
Sr. Sub. Notes		9.63	6/15/14	155,000	b	172,050
CCM Merger,						
Notes		8.00	8/1/13	70,000	a	68,775
Consolidated Communications						
Illinois/Texas Holdings, Sr. Notes		9.75	4/1/12	65,000		69,875
E*TRADE FINANCIAL,						
Sr. Notes		8.00	6/15/11	25,000		26,250
FCE Bank,						
Notes	EUR	4.72	9/30/09	185,000	d,e	238,896
FINOVA Group,						
Notes		7.50	11/15/09	132,000		38,940
Ford Motor Credit,						
Notes		5.63	10/1/08	120,000	b	117,888
Ford Motor Credit,						
Notes		6.19	9/28/07	50,000	d	49,943
Ford Motor Credit,						
Sr. Unscd. Notes		9.75	9/15/10	101,000	a	107,528
General Motors Acceptance International						
Finance, Gtd. Notes	EUR	4.38	10/31/07	120,000	e	157,946
GMAC,						
Sr. Unsub. Notes	EUR	5.38	6/6/11	80,000	e	106,714
GMAC,						
Notes		6.13	1/22/08	90,000	b	89,825
GMAC,						
Notes		7.75	1/19/10	230,000		240,895
Idearc,						
Sr. Notes		8.00	11/15/16	155,000	a	158,100
K & F Acquisition,						
Gtd. Notes		7.75	11/15/14	35,000		36,225
Kansas City Southern Railway,						
Gtd. Notes		7.50	6/15/09	35,000		35,481
Leucadia National,						
Sr. Notes		7.00	8/15/13	75,000		76,500
Stena AB,						
Sr. Notes		7.50	11/1/13	66,000	b	65,505

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
UCI Holdco, Sr. Notes	12.37	12/15/13	50,000 a,d	48,875
				1,983,649
Diversified Metals & Mining—1.9%				
Consol Energy, Gtd. Notes	7.88	3/1/12	98,000	103,880
CSN Islands IX, Gtd. Notes	10.50	1/15/15	85,000 a	99,450
Freeport-McMoRan Copper & Gold, Sr. Notes	6.88	2/1/14	90,000 b	92,250
Gibraltar Industries, Gtd. Notes, Ser. B	8.00	12/1/15	60,000	59,475
Southern Copper, Sr. Notes	6.38	7/27/15	100,000	102,255
				457,310
Electric Utilities—9.7%				
AES, Sr. Notes	8.88	2/15/11	450,000	484,875
AES, Sr. Notes	9.38	9/15/10	75,000	81,844
Allegheny Energy Supply, Sr. Unscd. Bonds	8.25	4/15/12	346,000 a	381,465
Edison Mission Energy, Sr. Unscd. Notes	7.50	6/15/13	80,000 b	84,000
FPL Energy National Wind, Scd. Bonds	6.13	3/25/19	136,780 a	132,747
Mirant Americas Generation, Sr. Notes	8.30	5/1/11	100,000	103,000
Mirant North America, Gtd. Notes	7.38	12/31/13	260,000 b	265,200
MSW Energy Holdings/Finance, Scd. Notes	8.50	9/1/10	85,000	88,825
MSW Energy Holdings II/Finance II, Gtd. Notes, Ser. B	7.38	9/1/10	40,000	41,000
Nevada Power, Mortgage Notes	6.50	4/15/12	32,000	33,010
Nevada Power, Mortgage Notes, Ser. A	8.25	6/1/11	70,000	76,817

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities (continued)				
NRG Energy, Gtd. Notes	7.25	2/1/14	70,000	70,700
NRG Energy, Gtd. Notes	7.38	1/15/17	35,000	35,175
Reliant Energy, Scd. Notes	9.25	7/15/10	163,000 b	171,965
Reliant Energy, Scd. Notes	9.50	7/15/13	85,000	91,588
Sierra Pacific Resources, Sr. Notes	8.63	3/15/14	119,000 b	128,360
TECO Energy, Sr. Notes	6.75	5/1/15	40,000	42,000
				2,312,571
Environmental Control–.6%				
Allied Waste North America, Gtd. Notes, Ser. B	9.25	9/1/12	37,000	39,497
Geo Sub, Sr. Notes	11.00	5/15/12	56,000	54,320
WCA Waste, Gtd. Notes	9.25	6/15/14	35,000	36,750
				130,567
Food & Beverages–2.2%				
Dean Foods, Gtd. Notes	7.00	6/1/16	65,000	65,975
Del Monte, Sr. Sub. Notes	8.63	12/15/12	62,000	65,720
Dole Food, Sr. Notes	8.63	5/1/09	49,000	48,938
Dole Food, Debs	8.75	7/15/13	46,000 b	44,850
Dole Food, Sr. Notes	8.88	3/15/11	32,000 b	31,680
Ingles Markets, Gtd. Notes	8.88	12/1/11	25,000	26,188
Smithfield Foods, Sr. Notes	7.00	8/1/11	60,000	60,900
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	115,000	117,300

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages (continued)					
Stater Brothers Holdings, Sr. Notes		8.86	6/15/10	50,000 d	50,875
					512,426
Health Care–4.0%					
DaVita, Gtd. Notes		7.25	3/15/15	100,000 b	102,500
Fresenius Finance, Gtd. Notes	EUR	5.00	1/31/13	15,000 a,e	20,203
HCA, Sr. Unscd. Notes		6.95	5/1/12	115,000 b	109,250
HCA, Sr. Unscd. Notes		8.75	9/1/10	120,000	125,400
HCA, Scd. Notes		9.13	11/15/14	20,000 a	21,425
HCA, Scd. Notes		9.25	11/15/16	85,000 a	91,268
Psychiatric Solutions, Gtd. Notes		7.75	7/15/15	35,000	35,088
Tenet Healthcare, Sr. Notes		9.88	7/1/14	231,000 b	236,198
Triad Hospitals, Sr. Sub. Notes		7.00	11/15/13	201,000	203,261
					944,593
Lodging & Entertainment–9.5%					
AMC Entertainment, Sr. Sub. Notes		9.88	2/1/12	45,000 b	47,475
Cinemark, Sr. Discount Notes		9.75	3/15/14	225,000 f	194,344
Gaylord Entertainment, Gtd. Notes		6.75	11/15/14	65,000	64,837
Isle of Capri Casinos, Sr. Sub. Notes		7.00	3/1/14	34,000	34,000
Isle of Capri Casinos, Gtd. Notes		9.00	3/15/12	57,000 b	59,850
Leslie's Poolmart, Sr. Notes		7.75	2/1/13	55,000	55,000
Marquee Holdings, Sr. Discount Notes		12.00	8/15/14	40,000 f	33,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment (continued)				
MGM Mirage, Gtd. Notes	8.50	9/15/10	129,000	138,675
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	170,000	169,575
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	6.38	7/15/09	157,000	157,785
Mohegan Tribal Gaming Authority, Sr. Sub. Notes	8.00	4/1/12	85,000	88,931
Park Place Entertainment, Sr. Sub. Notes	7.88	3/15/10	79,000	82,753
Penn National Gaming, Sr. Sub. Notes	6.75	3/1/15	35,000	34,475
Penn National Gaming, Sr. Sub. Notes	6.88	12/1/11	80,000	81,000
Pokagon Gaming Authority, Sr. Notes	10.38	6/15/14	185,000 [a]	203,500
Resorts International Hotel & Casino, Gtd. Notes	11.50	3/15/09	30,000	31,088
Royal Caribbean Cruises, Sr. Notes	8.75	2/2/11	124,000	136,146
Scientific Games, Gtd. Notes	6.25	12/15/12	130,000	127,725
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	60,000	61,350
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	150,000	150,750
Wimar Opco, Sr. Sub. Notes	9.63	12/15/14	230,000 [a]	228,850
Wynn Las Vegas/Capital, First Mortgage Notes	6.63	12/1/14	85,000 [b]	84,894
				2,266,753
Machinery—2.8%				
Case New Holland, Gtd. Notes	9.25	8/1/11	209,000	222,323
Columbus McKinnon, Sr. Sub. Notes	8.88	11/1/13	40,000 [b]	42,400
Douglas Dynamics, Gtd. Notes	7.75	1/15/12	215,000 [a]	203,175

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery (continued)				
Terex,				
Gtd. Notes	7.38	1/15/14	190,000	193,800
				661,698
Manufacturing−1.4%				
Bombardier,				
Notes	6.30	5/1/14	100,000 a	94,500
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	80,000	68,400
Polypore International,				
Sr. Discount Notes	10.50	10/1/12	131,000 b,f	104,800
RBS Global/Rexnord,				
Sr. Sub. Notes	11.75	8/1/16	50,000 a,b	52,500
				320,200
Media−5.2%				
Adelphia Communications,				
Sr. Notes, Ser. B	7.75	1/15/09	103,000 c	95,018
CCO Holdings/Capital,				
Sr. Notes	8.75	11/15/13	154,000	160,738
CSC Holdings,				
Sr. Notes	6.75	4/15/12	66,000 a	64,680
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	100,000	104,125
Dex Media East/Finance,				
Gtd. Notes	9.88	11/15/09	11,000	11,550
Dex Media East/Finance,				
Gtd. Notes	12.13	11/15/12	207,000	228,476
Dex Media West/Finance,				
Sr. Sub. Notes, Ser. B	9.88	8/15/13	153,000	167,535
Entercom Radio/Capital,				
Gtd. Notes	7.63	3/1/14	35,000	35,175
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	87,000	96,896
LBI Media,				
Sr. Discount Notes	11.00	10/15/13	97,000 f	84,026
Lodgenet Entertainment,				
Sr. Sub. Debs	9.50	6/15/13	28,000	30,310
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	63,000 f	56,779

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Media (continued)					
Pegasus Communications, Sr. Notes, Ser. B	12.50	8/1/07	123,996	c	11,315
Radio One, Gtd. Notes, Ser. B	8.88	7/1/11	90,000		93,375
					1,239,998
Oil & Gas—7.4%					
ANR Pipeline, Notes	8.88	3/15/10	150,000		158,113
Chesapeake Energy, Gtd. Notes	7.63	7/15/13	20,000		21,175
Colorado Interstate Gas, Sr. Notes	5.95	3/15/15	75,000		74,374
Dynegy Holdings, Sr. Unscd. Notes	8.38	5/1/16	165,000	b	174,075
El Paso Production Holding, Gtd. Notes	7.75	6/1/13	109,000		114,586
Hanover Compressor, Gtd. Notes	8.63	12/15/10	66,000		69,300
Hanover Compressor, Sr. Notes	9.00	6/1/14	84,000		91,140
Hanover Equipment Trust, Scd. Notes, Ser. A	8.50	9/1/08	114,000		115,995
Hanover Equipment Trust, Scd. Notes, Ser. B	8.75	9/1/11	11,000		11,523
McMoRan Exploration, Sr. Notes	5.25	10/6/11	57,000	a	62,059
Northwest Pipeline, Gtd. Notes	8.13	3/1/10	155,000		162,169
Pogo Producing, Sr. Sub. Notes	6.63	3/15/15	135,000		129,263
Southern Natural Gas, Unsub. Notes	8.88	3/15/10	123,000		129,653
Whiting Petroleum, Sr. Sub. Notes	7.25	5/1/13	155,000		156,163
Williams Cos., Notes	7.13	9/1/11	100,000		104,500
Williams Cos., Notes	7.37	10/1/10	100,000	a,b,d	102,500

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Williams Cos., Notes	7.88	9/1/21	85,000	91,588
				1,768,176
Packaging & Containers—6.0%				
Berry Plastics Holding, Scd. Notes	8.88	9/15/14	35,000 a	35,700
Berry Plastics Holding, Scd. Notes	9.24	9/15/14	15,000 a,d	15,262
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	270,000	279,450
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	255,000	265,838
Norampac, Sr. Notes	6.75	6/1/13	75,000	73,313
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	28,000	27,300
Owens Brockway Glass Container, Gtd. Notes	7.75	5/15/11	60,000	61,950
Owens Brockway Glass Container, Gtd. Notes	8.25	5/15/13	30,000	31,163
Owens Brockway Glass Container, Scd. Notes	8.75	11/15/12	9,000	9,585
Owens Brockway Glass Container, Gtd. Notes	8.88	2/15/09	44,000	45,210
Owens-Illinois, Debs.	7.80	5/15/18	175,000	175,219
Plastipak Holdings, Sr. Notes	8.50	12/15/15	150,000 a	156,750
Solo Cup, Sr. Sub. Notes	8.50	2/15/14	90,000 b	78,300
Stone Container, Sr. Notes	9.75	2/1/11	155,000	160,619
				1,415,659
Paper & Forest Products—2.3%				
Appleton Papers, Sr. Sub. Notes, Ser. B	9.75	6/15/14	185,000	191,475
Buckeye Technologies, Sr. Notes	8.50	10/1/13	30,000	31,800

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Paper & Forest Products (continued)						
Georgia-Pacific, Gtd. Notes		7.00	1/15/15	220,000	a	220,550
Georgia-Pacific, Sr. Notes		8.00	1/15/24	55,000		56,100
Temple-Inland, Bonds		6.63	1/15/18	55,000		57,144
						557,069
Property & Casualty Insurance−.5%						
Allmerica Financial, Debs.		7.63	10/15/25	100,000		**107,668**
Real Estate Investment Trusts−1.3%						
B.F. Saul REIT, Scd. Notes		7.50	3/1/14	150,000		153,187
Host Marriott, Sr. Notes, Ser. M		7.00	8/15/12	150,000		153,000
						306,187
Retail−1.4%						
Amerigas Partners, Sr. Unscd. Notes		7.25	5/20/15	80,000		81,400
Central European Distribution, Scd. Bonds	EUR	8.00	7/25/12	50,000	a,e	71,423
Neiman-Marcus Group Gtd. Notes		9.00	10/15/15	40,000		43,850
Rite Aid, Scd. Notes		8.13	5/1/10	70,000		71,838
VICORP Restaurants, Sr. Notes		10.50	4/15/11	64,000		61,760
						330,271
State/Government General Obligations−1.5%						
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds		6.00	6/1/28	25,000		25,162

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
State/Government						
General Obligations (continued)						
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds		7.31	6/1/34	135,000		140,323
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds		6.50	6/1/23	195,000		193,319
						358,804
Technology–1.9%						
Fisher Scientific International, Sr. Sub. Notes		6.13	7/1/15	125,000		123,777
Freescale Semiconductor, Sr. Notes		8.88	12/15/14	180,000	a	180,225
Freescale Semiconductor, Sr. Sub. Notes		10.13	12/15/16	50,000	a,b	50,313
Sensata Technologies, Sr. Sub. Notes	EUR	9.25	5/1/16	50,000	a,d,e	66,557
Sungard Data Systems, Gtd. Notes		9.97	8/15/13	20,000	d	20,875
						441,747
Telecommunications–9.2%						
American Tower, Sr. Notes		7.13	10/15/12	86,000		88,795
Intelsat Bermuda, Sr. Notes		11.25	6/15/16	145,000	a	159,863
Intelsat Subsidiary Holding, Sr. Notes		8.25	1/15/13	105,000		107,100
Intelsat Subsidiary Holding, Gtd. Notes		10.48	1/15/12	85,000	d	86,169
Level 3 Financing, Sr. Notes		9.25	11/1/14	135,000	a	138,375
Nordic Telephone Holdings, Sr. Notes	EUR	8.25	5/1/16	100,000	a,e	145,816

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Nortel Networks,				
Gtd. Notes	10.75	7/15/16	15,000 a	16,481
PanAmSat,				
Gtd. Notes	9.00	6/15/16	20,000 a	21,275
Qwest Communications				
International,				
Gtd. Notes, Ser. B	7.50	2/15/14	255,000 b	263,925
Qwest,				
Bank Note, Ser. B	6.95	6/30/10	50,000 d	51,063
Qwest,				
Sr. Notes	7.88	9/1/11	55,000	58,850
Qwest,				
Sr. Notes	8.61	6/15/13	50,000 d	54,375
Rogers Wireless,				
Scd. Notes	7.25	12/15/12	150,000	159,750
Rural Cellular,				
Sr. Notes	9.88	2/1/10	35,000 b	37,406
UbiquiTel Operating,				
Gtd. Notes	9.88	3/1/11	86,000	93,310
US Unwired,				
Gtd. Notes, Ser. B	10.00	6/15/12	142,000	156,910
Wind Acquisition Finance,				
Gtd. Bonds	10.75	12/1/15	35,000 a	39,988
Windstream,				
Sr. Notes	8.13	8/1/13	370,000 a	402,375
Windstream,				
Sr. Notes	8.63	8/1/16	110,000 a	121,000
				2,202,826
Textiles & Apparel—1.2%				
Invista,				
Notes	9.25	5/1/12	260,000 a	**280,150**
Transportation—1.0%				
CHC Helicopter,				
Sr. Sub. Notes	7.38	5/1/14	96,000	93,000
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	113,000	115,825

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation (continued)				
Kansas City Southern of Mexico, Sr. Notes	7.63	12/1/13	20,000 [a]	20,050
				228,875
Total Bonds and Notes (cost $22,192,929)				**22,584,222**

Preferred Stocks–1.8%	Shares	Value ($)
Banks–1.0%		
Sovereign Capital Trust IV, Conv., Cum. $2.1875	4,850	**241,288**
Media–.8%		
ION Media Networks, Conv. $975	17 [a]	75,284
Spanish Broadcasting System, Ser. B, Cum. $107.51	98	108,360
		183,644
Total Preferred Stocks (cost $493,860)		**424,932**

Common Stocks–.5%		
Building & Construction–.2%		
Owens Corning	2,010 [g]	**60,099**
Chemicals–.1%		
Huntsman	626 [g]	**11,875**
Oil & Gas–.2%		
Williams Cos	2,111	**55,140**
Total Common Stocks (cost $124,157)		**127,114**

Other Investment–.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $63,000)	63,000 [h]	**63,000**

Investment of Cash Collateral for Securities Loaned—14.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $3,397,750)	3,397,750 [h]	**3,397,750**
Total Investments (cost $26,271,696)	**111.9%**	**26,597,018**
Liabilities, Less Cash and Receivables	**(11.9%)**	**(2,833,547)**
Net Assets	**100.0%**	**23,763,471**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $5,125,547 or 21.6% of net assets.*

[b] *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $3,223,546 and the total market value of the collateral held by the portfolio is $3,397,750.*

[c] *Non-income producing—security in default.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   EUR— Euro

[f] *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

[g] *Non-income producing security.*

[h] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Corporate Bonds	93.1	Common Stocks	.5
Short-Term/Money		Asset/Mortgage-Backed	.4
Market Investments	14.6	Forward Currency Exchange Contracts	(.1)
Preferred Stocks	1.8		
State/Government General Obligations	1.5		**111.8**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan valued at $3,223,546)–Note 1(c):		
Unaffiliated issuers	22,810,946	23,136,268
Affiliated issuers	3,460,750	3,460,750
Cash denominated in foreign currencies	31,511	32,632
Dividends and interest receivable		433,581
Swaps premiums paid		128,083
Receivable for investment securities sold		58,216
Unrealized appreciation on swap contracts–Note 4		4,422
Prepaid expenses		2,977
		27,256,929
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		6,184
Cash overdraft due to custodian		33,373
Liability for securities on loan–Note 1(c)		3,397,750
Unrealized depreciation on swap contracts–Note 4		12,165
Unrealized depreciation on forward currency exchange contracts–Note 4		5,612
Accrued expenses		38,374
		3,493,458
Net Assets ($)		**23,763,471**
Composition of Net Assets ($):		
Paid-in capital		58,657,196
Accumulated undistributed investment income–net		12,413
Accumulated net realized gain (loss) on investments		(35,219,450)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, swaps transactions and forward currency exchange contracts		313,312
Net Assets ($)		**23,763,471**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	15,790,871	7,972,600
Shares Outstanding	2,409,285	1,213,524
Net Asset Value Per Share ($)	**6.55**	**6.57**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Interest	1,863,705
Dividends:	
Unaffiliated	35,240
Affiliated issuers	10,267
Income from securities lending	8,887
Total Income	**1,918,099**
Expenses:	
Investment advisory fee–Note 3(a)	165,478
Auditing fees	35,457
Distribution fees–Note 3(b)	20,788
Prospectus and shareholders' reports	9,991
Custodian fees–Note 3(b)	5,376
Trustees' fees and expenses–Note 3(c)	3,704
Legal fees	730
Shareholder servicing costs–Note 3(b)	600
Miscellaneous	37,088
Total Expenses	**279,212**
Less–waiver of fees due to undertaking–Note 3(a)	(50,088)
Net Expenses	**229,124**
Investment Income–Net	**1,688,975**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	281,998
Net realized gain (loss) on swap transactions	268
Net realized gain (loss) on forward currency exchange contracts	(30,721)
Net Realized Gain (Loss)	**251,545**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions, forward currency exchange contracts and swap transactions	192,633
Net Realized and Unrealized Gain (Loss) on Investments	**444,178**
Net Increase in Net Assets Resulting from Operations	**2,133,153**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended December 31, | |
	2006	2005
Operations ($):		
Investment income–net	1,688,975	2,023,379
Net realized gain (loss) on investments	251,545	(260,534)
Net unrealized appreciation (depreciation) on investments	192,633	(1,095,928)
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,133,153**	**666,917**
Dividends to Shareholders from ($):		
Investment income–net:		
Initial shares	(1,284,720)	(1,531,558)
Service shares	(623,176)	(660,967)
Total Dividends	**(1,907,896)**	**(2,192,525)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	482,757	1,336,313
Service shares	1,319,417	1,804,074
Dividends reinvested:		
Initial shares	1,284,720	1,531,558
Service shares	623,176	660,967
Cost of shares redeemed:		
Initial shares	(5,271,683)	(6,535,964)
Service shares	(2,969,622)	(2,523,884)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(4,531,235)**	**(3,726,936)**
Total Increase (Decrease) in Net Assets	**(4,305,978)**	**(5,252,544)**
Net Assets ($):		
Beginning of Period	28,069,449	33,321,993
End of Period	**23,763,471**	**28,069,449**
Undistributed investment income–net	12,413	76,686

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	74,023	197,550
Shares issued for dividends reinvested	199,043	233,424
Shares redeemed	(807,793)	(982,751)
Net Increase (Decrease) in Shares Outstanding	**(534,727)**	**(551,777)**
Service Shares		
Shares sold	201,440	269,680
Shares issued for dividends reinvested	96,355	100,639
Shares redeemed	(454,895)	(380,156)
Net Increase (Decrease) in Shares Outstanding	**(157,100)**	**(9,837)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004[a]	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	6.50	6.83	6.68	5.63	7.33
Investment Operations:					
Investment income−net[b]	.43	.43	.46	.53	.69
Net realized and unrealized gain (loss) on investments	.12	(.27)	.19	1.12	(1.64)
Total from Investment Operations	.55	.16	.65	1.65	(.95)
Distributions:					
Dividends from investment income−net	(.50)	(.49)	(.50)	(.60)	(.75)
Net asset value, end of period	6.55	6.50	6.83	6.68	5.63
Total Return (%)	8.70	2.42	10.10	30.00	(13.01)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.01	.90	.89	.96	.94
Ratio of net expenses to average net assets	.90	.88	.89	.90	.92
Ratio of net investment income to average net assets	6.64	6.53	6.82	8.43	10.69
Portfolio Turnover Rate	29.91	60.64	78.90	258.88	436.35
Net Assets, end of period ($ x 1,000)	15,791	19,142	23,881	25,571	20,033

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 6.81% to 6.82%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004[a]	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	6.51	6.84	6.68	5.63	7.33
Investment Operations:					
Investment income—net[b]	.43	.44	.46	.53	.68
Net realized and unrealized gain (loss) on investments	.13	(.29)	.19	1.12	(1.63)
Total from Investment Operations	.56	.15	.65	1.65	(.95)
Distributions:					
Dividends from investment income—net	(.50)	(.48)	(.49)	(.60)	(.75)
Net asset value, end of period	6.57	6.51	6.84	6.68	5.63
Total Return (%)	8.64	2.34	10.06	30.28	(13.12)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.15	1.14	1.22	1.25
Ratio of net expenses to average net assets	.90	.90	.90	.90	.92
Ratio of net investment income to average net assets	6.64	6.54	6.80	8.34	10.73
Portfolio Turnover Rate	29.91	60.64	78.90	258.88	436.35
Net Assets, end of period ($ x 1,000)	7,973	8,928	9,441	9,062	4,933

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of these changes for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940 as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Limited Term High Yield Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the portfolio to declare and pay dividends quarterly from investment income-net. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $58,867, accumulated capital losses $35,044,961 and unrealized appreciation $107,098. In addition, the portfolio had $14,729 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $4,697,048 of the carryover expires in fiscal 2007, $4,480,534 expires in fiscal 2008, $10,613,045 expires in fiscal 2009, $10,693,853 expires in fiscal 2010, $4,059,439 expires in fiscal 2011 and $501,042 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $1,907,896 and $2,192,525, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency gains and losses, amortization of premiums and consent fees, the portfolio increased accumulated undistributed investment income-net by $154,648, decreased accumulated net realized gain (loss) on investments by $154,361 and decreased paid-in capital by $287. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ("Agreement") with Dreyfus, the investment advisory fee is computed at the annual rate of .65% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings exceed .90% of the value of the average daily net assets of their class. During the period ended December 31, 2006, the Manager waived receipt of fees of $50,088, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $20,788 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $64 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $5,376 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $13,151, chief compliance officer fees $2,044, Rule 12b-1 distribution plan fees $1,696, custodian fees $1,094 and transfer agency per account fees $11, which are offset against an expense reimbursement currently in effect in the amount of $11,812.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts, and swap transactions, during the period ended December 31, 2006, amounted to $7,458,487 and $11,635,960, respectively.

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales;				
Euro expiring 3/21/2007	610,000	802,089	807,701	**(5,612)**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts on the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the portfolio is receiving a fixed rate, the portfolio is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at December 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
527,700	Dow Jones CDX.NA.IG.4	Morgan Stanley	(0.35)	6/20/2010	(5,140)
332,300	Dow Jones CDX.NA.IG.4	Merrill Lynch	(0.31)	6/20/2010	(2,751)
190,000	ITRAXX S5 Index	UBS	0.40	6/20/2011	1,271
193,000	Kimberly Clark, 6.875%, 2/15/2014	JPMorgan Chase	(0.19)	12/20/2011	3
50,000	Kimberly Clark, 6.875%, 2/15/2015	JPMorgan Chase	(0.37)	12/20/2016	87
100,000	Kimberly Clark, 6.875%, 2/15/2016	Morgan Stanley	(0.37)	12/20/2016	174
150,000	Kimberly Clark, 6.875%, 2/15/2017	JPMorgan Chase	(0.37)	12/20/2016	260
150,000	Owens-Bockway, 8.875%, 2/15/2009	JPMorgan Chase	(1.95)	6/20/2010	(2,401)
150,000	Owens-Illinois, 7.5%, 5/15/2010	JPMorgan Chase	2.60	6/20/2010	2,627
560,000	Structured Model Portfolio 0-3%	UBS	–	9/20/2013	–
120,000	Telekom Finanze, 5%, 7/22/13	UBS	(0.45)	9/20/2011	(815)
120,000	Wolters Kluwer, 5.125%, 1/27/2014	UBS	(0.55)	9/20/2011	(1,058)
					(7,743)

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2006, the cost of investments for federal income tax purposes was $26,445,219; accordingly, accumulated net unrealized depreciation on investment was $151,799, consisting of $714,097 gross unrealized appreciation and $562,298 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund,
Limited Term High Yield Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates 1.91% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

—————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

—————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Variable
Investment Fund,
Limited Term
High Yield Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0156AR1206

Dreyfus Variable Investment Fund, Money Market Portfolio

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

THE PORTFOLIO

FOR MORE INFORMATION

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Money Market Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good time for the financial markets, with rallies in the second half of the year helping stocks, bonds and money market instruments achieve positive absolute returns. A number of factors contributed to the markets' gains, including a more moderate economic expansion, strong business conditions, subdued inflation, stabilizing interest rates and robust investor demand for most asset classes.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as reducing allocations to stocks and bonds generally meant missing subsequent rallies. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations. Money market portfolios have continued to play an important role in that mix.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Bernard W. Kiernan, Jr., Senior Portfolio Manager

How did Dreyfus Variable Investment Fund, Money Market Portfolio perform during the period?

During the 12-month period ended December 31, 2006, the portfolio produced a yield of 4.50%. Taking into account the effects of compounding, the portfolio also provided an effective yield of 4.59% for the same period.[1]

What is the portfolio's investment approach?

The portfolio seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the portfolio invests in a diversified selection of high-quality, short-term debt securities, including securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate and bank obligations of domestic and foreign issuers and dollar-denominated obligations issued or guaranteed by one or more foreign governments or their agencies, including obligations of supranational entities.

Normally, the portfolio invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

What other factors influenced the portfolio's performance?

The portfolio's returns in 2006 were mainly influenced by changing economic conditions. The U.S. economy expanded at a robust 5.6% annualized rate in the first quarter of the year. Low unemployment and strong consumer confidence began to rekindle investors' inflation concerns, and despite increases in short-term interest rates in January and March, the U.S. Treasury securities yield curve steepened.

In May, investors' economic concerns intensified when hawkish comments from members of the Federal Reserve Board (the "Fed") sparked sharp declines in longer-term U.S. Treasury security prices. In addition, the unemployment rate fell to 4.6%, stoking fears that wage inflation might accelerate. Hence, investors revised upward their interest-rate expectations, and they widely expected the Fed's rate hike in May to 5%. Although investors also anticipated the Fed's June 29 rate hike to 5.25%, the outlook for future action became cloudier amid worries that the Fed might become too aggressive, possibly triggering a recession.

Investors' concerns were compounded when it later was announced that U.S. GDP expanded at a more moderate 2.6% annualized rate during the second quarter. Indeed, the U.S. economy appeared to slow further over the summer, when housing markets softened and employment gains moderated. The Fed cited a slower economy when it left short-term interest rates unchanged at 5.25% at its meeting on August 8, the first pause after more than two years of steady rate hikes.

The Fed again left overnight interest rates unchanged in September. While core inflation data remained elevated, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, oil prices tumbled to around $60 per barrel, helping to put a lid on one of the main drivers of the market's inflation fears. At the same time, a decline in the unemployment rate helped to reassure investors that the economy probably was headed for a soft landing.

As was widely expected, the Fed continued to hold overnight interest rates steady at its meeting in late October. Still, Fed members indicated that the risk of higher inflation was greater than the risk of a pronounced economic downturn, and further policy firming might be needed if inflation remains above the Fed's comfort zone.

The Fed's concerns appeared to be warranted when an employment report released in December showed healthy employment gains and an unemployment rate of just 4.5%. However, other economic data — including declines in consumer confidence and orders for durable goods — suggested that the economy continued to slow, but at a gradual pace that appeared to hold little risk of recession.

Over the first half of the reporting period, as short-term interest rates rose, we maintained the portfolio's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the portfolio's weighted average maturity to a more neutral range. However, with only minimal yield differences along the money market yield curve it made little sense to us to establish an even longer maturity position.

What is the portfolio's current strategy?

Fed members may be comfortable with interest rates for now, but they stand ready to change monetary policy as conditions warrant. Therefore, after a multi-year period in which Fed actions were predictable, we have entered a more uncertain time, in which every piece of economic data is likely to be scrutinized for its possible impact on monetary policy. Current economic data suggest that the U.S. economy remains sound and inflationary pressures are moderating, which may allow the Fed to remain on hold for some time. However, new economic data could paint a different picture, making a relatively cautious investment posture prudent.

January 16, 2007

An investment in the portfolio is not insured or guaranteed by the FDIC or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the portfolio.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Money Market Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Money Market Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.81
Ending value (after expenses)	$1,024.30

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

Expenses paid per $1,000†	$ 2.80
Ending value (after expenses)	$1,022.43

† *Expenses are equal to the portfolio's annualized expense ratio of .55%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Negotiable Bank Certificates of Deposit—9.9%	Principal Amount ($)	Value ($)
Bank of America N.A.		
5.32%, 3/21/07	5,000,000 a	5,000,000
Citibank (South Dakota) N.A., Sioux Falls		
5.32%, 2/22/07	5,000,000	5,000,000
Washington Mutual Bank		
5.33%, 5/1/07	5,000,000	4,999,897
Total Negotiable Bank Certificates of Deposit		
(cost $14,999,897)		**14,999,897**

Commercial Paper—77.4%		
Amsterdam Funding Corp.		
5.31%, 1/23/07	5,000,000 b	4,983,958
Atlantis One Funding Corp.		
5.32%, 2/5/07	5,000,000 b	4,974,625
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	5,000,000	4,943,233
Beta Finance Inc.		
5.31%, 2/28/07	5,000,000 b	4,957,789
BNP Paribas Finance Inc.		
5.25%, 6/6/07	5,000,000	4,889,175
Calyon North America Inc.		
5.31%, 3/1/07	5,000,000	4,957,061
CBA (Delaware) Finance Inc.		
5.32%, 2/21/07	5,000,000	4,962,813
CC (USA) Inc.		
5.31%, 2/6/07	5,200,000 b	5,172,752
Concord Minutemen Capital Co. LLC		
5.31%, 2/2/07	4,000,000 b	3,981,369
Crown Point Capital Co. LLC		
5.38%, 3/16/07	5,961,000 b	5,896,793
Danske Corp., Delaware		
5.31%, 1/30/07	5,000,000	4,978,894
Govco Inc.		
5.32%, 2/21/07	5,000,000 b	4,962,813
Grampian Funding Ltd.		
5.31%–5.32%, 2/26/07–3/27/07	9,000,000 b	8,910,283

Commercial Paper (continued)	Principal Amount ($)	Value ($)
HSBC Bank USA N.A. 5.33%, 5/7/07	5,000,000	4,909,175
Intesa Funding LLC 5.31%, 3/1/07	5,000,000	4,957,061
Liquid Funding Ltd. 5.33%, 2/20/07	5,000,000 [b]	4,963,472
Premier Asset Collateralized Entity LLC 5.32%, 2/20/07	5,000,000 [b]	4,963,542
Sheffield Receivables Corp. 5.31%, 1/4/07	5,000,000 [b]	4,997,808
Sigma Finance Inc. 5.25%, 6/6/07	5,000,000 [b]	4,889,067
Simba Funding Corp. 5.31%, 1/22/07	5,000,000 [b]	4,984,688
Societe Generale N.A. Inc. 5.32%, 3/29/07	4,000,000	3,949,927
Thames Asset Global Securitization No. 1 Inc. 5.32%, 1/22/07	5,000,000 [b]	4,984,688
Toyota Motor Credit Corp. 5.31%, 2/28/07	5,000,000 [b]	4,957,829
Total Commercial Paper (cost $117,128,815)		**117,128,815**

Corporate Notes—9.3%		
Cullinan Finance Ltd. 5.32%, 10/25/07	5,000,000 [a,b]	4,999,400
General Electric Capital Corp. 5.31%, 1/24/07	5,000,000 [a]	5,000,000
Wells Fargo & Co. 5.34%, 1/3/07	4,000,000 [a]	4,000,000
Total Corporate Notes (cost $13,999,400)		**13,999,400**

Time Deposits–3.4%	Principal Amount ($)	Value ($)
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 5.13%, 1/2/07 (cost $5,100,000)	5,100,000	**5,100,000**
Total Investments (cost $151,228,112)	**100.0%**	151,228,112
Cash and Receivables (Net)	**.0%**	73,204
Net Assets	**100.0%**	151,301,316

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $83,580,876 or 55.2% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	44.7	Asset-Backed/Securities	
Asset-Backed/Structured		Arbitrage Vehicles	9.2
Investment Vehicles	19.8	Finance	6.6
Asset-Backed/		Brokerage Firms	3.3
Multi-Seller Programs	16.4		**100.0**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	151,228,112	151,228,112
Cash		51,844
Interest receivable		177,732
Prepaid expenses		7,540
		151,465,228
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		80,376
Accrued expenses		83,536
		163,912
Net Assets ($)		**151,301,316**
Composition of Net Assets ($):		
Paid-in capital		151,284,815
Accumulated undistributed investment income–net		40,045
Accumulated net realized gain (loss) on investments		(23,544)
Net Assets ($)		**151,301,316**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		151,284,815
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Interest Income	**8,053,108**
Expenses:	
Investment advisory fee–Note 2(a)	784,811
Professional fees	38,428
Custodian fees	26,647
Trustees' fees and expenses–Note 2(b)	15,722
Prospectus and shareholders' reports	14,478
Shareholder servicing costs–Note 2(a)	2,798
Miscellaneous	9,246
Total Expenses	**892,130**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(2,256)
Net Expenses	**889,874**
Investment Income–Net	**7,163,234**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(715)**
Net Increase in Net Assets Resulting from Operations	**7,162,519**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	7,163,234	3,347,189
Net realized gain (loss) on investments	(715)	(65)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,162,519**	**3,347,124**
Dividends to Shareholders from ($):		
Investment income−net	**(7,136,592)**	**(3,333,786)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	249,036,593	224,565,495
Dividends reinvested	7,136,592	3,333,786
Cost of shares redeemed	(236,107,747)	(200,931,351)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**20,065,438**	**26,967,930**
Total Increase (Decrease) in Net Assets	**20,091,365**	**26,981,268**
Net Assets ($):		
Beginning of Period	131,209,951	104,228,683
End of Period	**151,301,316**	**131,209,951**
Undistributed investment income−net	40,045	13,403

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.045	.026	.008	.007	.015
Distributions:					
Dividends from investment income−net	(.045)	(.026)	(.008)	(.007)	(.015)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	4.58	2.65	.80	.70	1.46
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.57	.59	.60	.57	.56
Ratio of net expenses to average net assets	.57	.59	.60	.57	.56
Ratio of net investment income to average net assets	4.56	2.66	.77	.71	1.44
Net Assets, end of period ($ x 1,000)	151,301	131,210	104,229	152,559	196,217

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Money Market Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

It is the portfolio's policy to maintain a continuous net asset value per share of $1.00; the portfolio has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the portfolio will be able to maintain a stable net asset value per share of $1.00.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the portfolio's investments.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the terms of the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the portfolio will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains its right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the portfolio to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986 as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain.

On January 2, 2007, the portfolio declared a cash dividend of approximately $.0003 per share from undistributed investment income-net which includes investment income-net for Saturday December 30, 2006 and Sunday December 31, 2006.

(d) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At December 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $23,613 is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $783 of the carryover expires in fiscal 2007, $11,060 expires in fiscal 2008, $10,973 expires in fiscal 2010, $17 expires in fiscal 2011, $65 expires in fiscal 2013 and $715 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005, were all ordinary income.

At December 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .50% of the value of the portfolio's average daily net assets and is payable monthly.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $310 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fee $78,282, chief compliance officer fees $2,044 and transfer agency per account fees $50.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Money Market Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments of Dreyfus Variable Investment Fund, Money Market Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Money Market Portfolio at December 31, 2006, the results of its operations, for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2007

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Money Market Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the portfolio voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0117AR1206

Dreyfus Variable Investment Fund, Quality Bond Portfolio

ANNUAL REPORT December 31, 2006





A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Quality Bond Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a year of low volatility in the U.S. bond market. Yields of 10-year Treasury securities remained within a relatively narrow range of just 75 basis points, making 2006 the third least volatile bond market since 1970. Yet, a number of developments during the year might have suggested otherwise, including mounting economic uncertainty, volatile energy prices, softening real estate markets, a change in U.S. monetary policy and ongoing geopolitical turmoil.

Why did fixed-income investors appear to shrug off some of the year's more negative influences? In our analysis, investors disregarded near-term concerns in favor of a longer view, looking to broader trends that showed moderately slower economic growth, subdued inflation, stabilizing short-term interest rates, a flat "yield curve" and persistently strong credit fundamentals. Indeed, 2006 confirmed that reacting to near-term influences with extreme shifts in investment strategy rarely is the right decision. We believe that a better course is to set a portfolio mix to meet long-term goals, while attempting to ignore short term market fluctuations.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Catherine Powers, Portfolio Manager

How did Dreyfus Variable Investment Fund, Quality Bond Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio's Initial shares achieved a total return of 4.23%, and its Service shares achieved a total return of 3.90%.[1] The portfolio produced aggregate income dividends of $0.51 per share and $0.48 per share for its Initial and Service shares, respectively. In comparison, the portfolio's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 4.33% for the same period.[2]

After producing relatively lackluster returns over the first half of the year, the bond market rallied over the second half as short-term interest rates stabilized and economic growth slowed. For the reporting period overall, the portfolio's returns approximated the performance of its benchmark.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return consisting of capital appreciation and current income. To achieve this objective, the portfolio normally invests at least 80% of its assets in bonds, including corporate bonds, mortgage-related securities, collateralized mortgage obligations and asset-backed securities that, when purchased, are A-rated or better or what we believe are the unrated equivalent, and in securities issued or guaranteed by the U.S. government or its agencies or its instrumentalities. The portfolio may also invest up to 10% of its net assets in non-dollar-denominated foreign securities and up to 20% of its assets in the securities of foreign issues collectively.

What other factors influenced the portfolio's performance?

Bond prices declined modestly over the first six months of 2006 due mainly to investors' inflation concerns in a generally robust economic environment. However, investor sentiment improved over the second half of the year, as U.S. economic growth moderated amid cooling housing markets and more modest employment gains. As a result, after four increases in short-term interest rates over the first half of the year, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady at 5.25% between August and December. Investors reacted favorably to the shift in policy, and the bond market rallied.

Despite the economic slowdown, business fundamentals remained healthy in most industries, generally supporting prices of corporate bonds across the credit-rating spectrum. In the U.S. government securities market, low levels of volatility helped mortgage-backed securities, asset-backed securities and other high-quality, "yield advantaged" instruments outperform U.S. Treasury securities.

The portfolio's position in high yield bonds helped it participate in the rally among lower-rated credits. We attempted to manage the risks of lower-rated credits by focusing on bonds with relatively short maturities, which would be less negatively affected if risk premiums rose. In the investment-grade corporate bond market, where we have seen significant negative event risk due to leveraged buy-outs, mergers and share buybacks, we have favored regulated industries where such activities are less common, as well as the REIT sector, which offers strong covenant protection.

Investments in non-dollar securities contributed positively to performance. We established unhedged positions in countries with high inflation-adjusted interest rates, such as Brazil and Mexico. The portfolio also benefited from relatively short duration positions in Japan, Sweden and Poland, where the hedged yield advantage relative to the U.S. was quite attractive.

A modestly short average duration over the first half of 2006 helped protect the portfolio from the potentially adverse effects of rising interest rates, while a shift in mid-year to a slightly long position helped boost its participation in the market rally during the second half. Our yield curve position was a drag on returns as the yield curve flattened and the portfolio was overweight in intermediate-term bonds. The portfolio's derivative investments generally fared well, including tactical positions in credit default swaps designed to provide protection from declines in specific issuers. An underweight position in mortgage-backed securities detracted modestly from relative performance in the low volatility environment. In addition, tactical positions in Treasury Inflation Protected Securities ("TIPS") underperformed, as energy prices fell in the second half of the year.

What is the portfolio's current strategy?

As we begin the new year, we expect the Fed to leave the policy rate unchanged as it waits to see if moderating growth brings inflation down toward the 2% range. The risks to this view are inflation pressures from a strong labor market or weaker growth due to declining housing activity. As the Fed remains on hold, we expect a low volatility environment and flat yield curve to persist over the near term. However, with the possibility of a Fed ease and a steeper yield curve, we remain underweight in the long end in favor of intermediate bonds.

We have positioned the portfolio for this environment by increasing its allocation to mortgage-related securities to capitalize on low volatility and favorable supply-and-demand conditions. We may reduce the portfolio's position in TIPS due to declining oil prices and a slowing economy, which seem unlikely to result in higher inflation expectations. We see incremental opportunities to add international bonds to pick up the current-hedged yield advantage of some countries relative to the United States.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Quality Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through June 30, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not include fees and expenses to which the portfolio is subject.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio Initial shares and Service shares and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**4.23%**	**4.54%**	**5.53%**
Service shares	**3.90%**	**4.28%**	**5.37%**

The data for Service shares primarily represents the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.
The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Quality Bond Portfolio on 12/31/96 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Quality Bond Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.41	$ 4.70
Ending value (after expenses)	$1,051.20	$1,049.20

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.36	$ 4.63
Ending value (after expenses)	$1,021.88	$1,020.62

† *Expenses are equal to the portfolio's annualized expense ratio of .66% for Initial shares and .91% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Bonds and Notes−137.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−.4%				
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	115,000	114,425
L-3 Communications, Gtd. Notes	7.63	6/15/12	415,000	431,600
Raytheon, Sr. Notes	5.50	11/15/12	210,000	211,580
				757,605
Agricultural−.5%				
Philip Morris, Debs.	7.75	1/15/27	805,000	**979,072**
Airlines−.0%				
U.S. Air, Enhanced Equip. Notes, Ser. CL C	8.93	10/15/09	270,471 a,b	**27**
Asset-Backed Ctfs./ Auto Receivables−2.4%				
AmeriCredit Automobile Receivables Trust, Ser. 2005-DA, Cl. A2	4.75	11/6/08	125,294	125,348
Chase Manhattan Auto Owner Trust, Ser. 2005-B, Cl. A2	4.77	3/15/08	279,274	279,343
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	644,982
Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C	5.47	9/15/12	215,000	215,000
Nissan Auto Receivables Owner Trust, Ser. 2006-B, Cl. A1	5.08	5/15/07	20,790	20,806
WFS Financial Owner Trust, Ser. 2003-3, Cl. A4	3.25	5/20/11	2,966,190	2,937,466
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	325,000	321,789
				4,544,734
Asset-Backed Ctfs./Credit Cards−.5%				
Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	860,000	**859,804**
Asset-Backed Ctfs./ Home Equity Loans−11.9%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.38	4/25/36	376,767 c	377,045
Accredited Mortgage Loan Trust, Ser. 2005-3, Cl. A2A	5.45	9/25/35	111,995 c	112,075

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000 c	519,596
Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1	5.39	5/25/36	382,817 c	383,083
Centex Home Equity, Ser. 2006-A, Cl. AV1	5.40	6/25/36	268,173 c	268,345
Centex Home Equity, Ser. 2005-D, Cl. AV1	5.46	10/25/35	83,006 c	83,065
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000 c	949,645
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	786,099 c	785,848
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,672,520 c	1,673,133
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.46	12/25/25	894,606 c	895,179
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.22	5/25/34	185,000 c	186,146
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	369,429 c	367,891
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.45	8/25/35	151,136 c	151,228
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	422,364 c	420,803
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	634,785 c	632,121
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	157,434 c	156,954
First NLC Trust, Ser. 2005-3, Cl. AV2	5.58	12/25/35	513,709 c	514,210

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
GSAA Trust,				
Ser. 2006-7, Cl. AV1	5.43	3/25/46	591,198 c	591,593
GSAMP Trust,				
Ser. 2006-S4, Cl. A1	5.41	5/25/36	353,634 c	353,877
Home Equity Asset Trust,				
Ser. 2005-5, Cl. 2A1	5.46	11/25/35	286,664 c	286,878
Home Equity Asset Trust,				
Ser. 2005-8, Cl. 2A1	5.46	2/25/36	212,915 c	213,097
Home Equity Mortgage Trust,				
Ser. 2006-3, Cl. A1	5.47	9/25/36	341,458 c	341,600
Home Equity Mortgage Trust,				
Ser. 2006-5, Cl. A1	5.50	1/25/37	1,131,764 c	1,132,273
Home Equity Mortgage Trust,				
Ser. 2006-4, Cl. A1	5.67	11/25/36	1,133,330 c	1,135,152
J.P. Morgan Mortgage Acquisition,				
Ser. 2005-FRE1, Cl. A2F1	5.38	10/25/35	124,133 c	123,748
J.P. Morgan Mortgage Acquisition,				
Ser. 2006-CW1, Cl. A2	5.39	5/25/36	279,746 c	279,941
Morgan Stanley ABS Capital I,				
Ser. 2006-HE3, Cl. A2A	5.39	4/25/36	242,886 c	243,042
Morgan Stanley ABS Capital I,				
Ser. 2005-WMC6, Cl. A2A	5.46	7/25/35	113,128 c	113,216
Morgan Stanley Home Equity Loans,				
Ser. 2006-3, Cl. A1	5.40	4/25/36	389,208 c	389,457
Morgan Stanley Home Equity Loans,				
Ser. 2005-2, Cl. A2A	5.44	5/25/35	38,668 c	38,668
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	285,000 c	285,983
Newcastle Mortgage Securities				
Trust, Ser. 2006-1, Cl. A1	5.42	3/25/36	632,803 c	633,311
Ownit Mortgage Loan Asset Backed				
Certificates, Ser. 2006-1,				
Cl. AF1	5.42	12/25/36	662,265 c	659,160
Popular ABS Mortgage Pass-Through				
Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	476,637 c	474,469
Renaissance Home Equity Loan				
Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	1,145,831 c	1,144,085

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./				
Home Equity Loans (continued)				
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	675,000 c	687,473
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	5.45	4/25/35	57,012 c	57,052
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	5.45	10/25/35	311,471 c	311,720
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.36	6/25/36	478,095 c	478,438
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.41	4/25/36	398,335 c	398,641
Residential Asset Securities, Ser. 2005-AHL2, Cl. A1	5.45	10/25/35	164,948 c	165,073
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	5.46	9/25/35	225,879 c	226,056
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	167,244	163,158
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	140,000 c	139,695
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	1,149,485 c	1,141,251
Saxon Asset Securities Trust, Ser. 2005-3, Cl. A2A	5.47	11/25/35	43,887 c	43,917
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	225,000 c	222,349
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.41	2/25/37	753,919 c	754,484
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	443,179 c	443,489
				22,148,713
Asset-Backed Ctfs./				
Manufactured Housing—.6%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	312,681	323,740
Origen Manufactured Housing, Ser. 2005-A, Cl. A1	4.06	7/15/13	224,838	223,998

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Manufactured Housing (continued)				
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	550,193	548,466
				1,096,204
Automobile Manufacturers−.2%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	175,000	170,724
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	180,000	214,881
				385,605
Automotive, Trucks & Parts−.1%				
Johnson Controls, Sr. Notes	5.25	1/15/11	110,000	**109,231**
Banks−7.1%				
Chevy Chase Bank, F.S.B., Sub. Notes	6.88	12/1/13	260,000	261,300
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	565,000 c,d	540,533
Colonial Bank N.A./Montgomery, AL Sub. Notes	6.38	12/1/15	500,000	513,895
Colonial Bank N.A./Montgomery, AL Sub. Notes	8.00	3/15/09	140,000	145,716
Glitnir Banki, Sub. Notes	6.69	6/15/16	270,000 c,d	279,006
Glitnir Banki, Unscd. Bonds	7.45	9/14/49	210,000 c,d	221,690
HBOS Capital Funding, Bank Gtd. Bonds	6.07	6/29/49	2,590,000 c,d,e	2,630,065
Landsbanki Islands, Notes	6.10	8/25/11	505,000 d	513,932
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	275,000 c	273,502
NB Capital Trust IV, Gtd. Cap. Secs.	8.25	4/15/27	620,000	647,166
Northern Rock, Sub. Notes	5.60	4/29/49	535,000 c,d	518,410
Regions Financial, Sr. Notes	5.46	8/8/08	825,000 c	826,335
Resona Bank, Notes	5.85	9/29/49	475,000 c,d	464,635

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks (continued)				
Shinsei Finance Cayman, Bonds	6.42	1/29/49	475,000 c,d	475,280
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	525,000 d	514,147
Sumitomo Mitsui Banking, Notes	5.63	7/29/49	315,000 c,d	308,450
SunTrust Preferred Capital I, Bank Gtd. Notes	5.85	12/31/49	435,000 c,e	438,786
USB Capital IX, Gtd. Notes	6.19	4/15/49	585,000 c,e	598,010
Wachovia Bank N.A., Sub. Notes	5.00	8/15/15	495,000	480,315
Washington Mutual, Sub. Notes	4.63	4/1/14	970,000	909,436
Washington Mutual, Notes	5.67	1/15/10	475,000 c	477,485
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	290,000	303,993
Zions Bancorporation, Sr. Unscd. Notes	5.49	4/15/08	365,000 c	365,370
Zions Bancorporation, Sub. Notes	6.00	9/15/15	465,000	474,318
				13,181,775
Building & Construction–.1%				
Owens Corning, Sr. Unscd. Notes	6.50	12/1/16	125,000 d	**127,210**
Chemicals–.5%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	220,000	234,850
Lubrizol, Sr. Notes	4.63	10/1/09	445,000	436,796
Lubrizol, Sr. Notes	5.50	10/1/14	255,000 e	248,977
				920,623
Commercial & Professional Services–.3%				
ERAC USA Finance, Bonds	5.60	5/1/15	310,000 d	308,225

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services (continued)				
ERAC USA Finance, Notes	5.63	4/30/09	110,000 c,d	110,285
ERAC USA Finance, Notes	7.95	12/15/09	210,000 d	224,037
				642,547
Commercial Mortgage Pass-Through Ctfs.–7.2%				
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	875,000	864,600
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.62	4/25/36	136,815 c,d	136,858
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.71	4/25/34	254,979 c,d	255,297
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A	5.93	8/25/33	168,541 c,d	168,686
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.93	12/25/33	235,253 c,d	235,988
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.82	7/25/36	467,465 c,d	467,392
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.35	11/25/35	132,668 c,d	134,768
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.85	1/25/36	92,824 c,d	92,824
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/1/38	1,125,000	1,131,134
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	200,000	202,251
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	500,000	506,246
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	430,000 c	440,745
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	6.13	2/15/17	1,000,000 d	1,039,467

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	340,000	342,232
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.54	5/15/23	425,000 c,d	425,398
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 d	238,893
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	350,000 d	349,782
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 d	343,316
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 d	172,426
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000	723,894
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	425,000 c	439,895
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000	500,892
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	165,000 c	165,384
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000	497,859
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	935,000 c	934,164
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	915,000	935,121
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	135,000 d	135,261
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	1,577,559 d	1,524,064
				13,404,837

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services—14.0%				
American Express, Sub. Debs.	6.80	9/1/66	195,000 c	208,306
Ameriprise Financial, Jr. Sub. Bonds	7.52	6/1/66	465,000 c	511,522
Amvescap, Gtd. Notes	5.38	2/27/13	550,000	545,005
Bear Stearns Cos., Sr. Unscd. Notes	5.50	8/15/11	475,000 e	480,164
Bear Stearns, Notes	3.25	3/25/09	1,900,000	1,823,734
Boeing Capital, Sr. Notes	7.38	9/27/10	490,000	525,758
CIT Group Funding of Canada, Gtd. Notes	5.60	11/2/11	370,000	373,025
CIT Group, Sr. Notes	4.75	8/15/08	470,000	466,188
Countrywide Financial, Gtd. Notes	5.50	1/5/09	1,500,000 c	1,500,502
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	290,000 e	275,576
Credit Suisse First Boston USA, Notes	4.13	1/15/10	1,910,000 e	1,854,331
Credit Suisse USA, Sr. Unsub. Notes	5.50	8/16/11	730,000 e	738,702
Fuji JGB Investment, Bonds	9.87	12/29/49	425,000 c,d	450,535
Glencore Funding, Gtd. Notes	6.00	4/15/14	260,000 d	253,823
Goldman Sachs Group, Notes	4.50	6/15/10	525,000	514,242
HSBC Finance Capital Trust IX, Gtd. Notes	5.91	11/30/35	625,000 c	629,169
HSBC Finance, Notes	5.50	1/19/16	495,000	498,215
Jefferies Group, Sr. Notes	5.50	3/15/16	685,000	668,205

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
John Deere Capital, Sr. Notes, Ser. D	4.40	7/15/09	320,000	313,651
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	780,000 e	768,192
Kaupthing Bank, Notes	7.13	5/19/16	475,000 d,e	504,686
Lehman Brothers Holdings E-Capital Trust I, Notes	6.16	8/19/65	100,000 c	101,009
Lehman Brothers Holdings, Notes	4.25	1/27/10	1,905,000 e	1,855,685
Lehman Brothers Holdings, Notes	5.50	4/4/16	155,000 e	155,257
MBNA, Notes	6.13	3/1/13	750,000	779,755
Merrill Lynch & Co., Notes	4.79	8/4/10	1,900,000	1,875,661
Morgan Stanley, Notes	4.00	1/15/10	1,920,000	1,859,111
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,097,000	1,050,451
Morgan Stanley, Sr. Notes	5.49	2/9/09	475,000 c	476,034
MUFG Capital Finance 1, Gtd. Bonds	6.35	7/29/49	735,000 c	747,865
Nuveen Investments, Sr. Notes	5.00	9/15/10	285,000	280,608
Residential Capital, Gtd. Notes	6.13	11/21/08	225,000	226,214
Residential Capital, Sr. Unscd. Notes	6.38	6/30/10	455,000	460,651
Residential Capital, Gtd. Notes	7.20	4/17/09	575,000 c,d	578,176
SLM, Notes, Ser. A	5.52	7/27/09	950,000 c	952,341
SMFG Preferred Capital, Bonds	6.08	1/29/49	525,000 c,d	520,588
St. George Funding, Bonds	8.49	12/29/49	275,000 c,d	288,944

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
Windsor Financing, Gtd. Notes	5.88	7/15/17	121,560 d	121,347
				26,233,228
Diversified Metals & Mining−.1%				
Reliance Steel & Aluminum, Gtd. Notes	6.20	11/15/16	260,000 d	**258,562**
Electric Utilities−2.9%				
American Electric Power, Sr. Notes	5.25	6/1/15	390,000	381,360
Consolidated Edison of NY, Sr. Unscd. Debs.	5.30	12/1/16	400,000	393,841
Consumers Energy, First Mortgage Bonds	5.00	2/15/12	655,000	639,716
Dominion Resources/VA, Sr. Unscd. Notes, Ser. E	7.20	9/15/14	450,000	494,527
DTE Energy, Sr. Unsub. Notes	6.35	6/1/16	250,000	260,156
FirstEnergy, Notes, Ser. B	6.45	11/15/11	300,000	313,168
FPL Energy National Wind, Scd. Notes	5.61	3/10/24	92,446 d	90,961
FPL Group Capital, Gtd. Notes	5.63	9/1/11	950,000	961,385
Gulf Power, Sr. Unscd. Notes	5.30	12/1/16	475,000	468,398
Mirant North America, Gtd. Notes	7.38	12/31/13	230,000	234,600
National Grid, Sr. Unscd. Notes	6.30	8/1/16	605,000	627,713
NiSource Finance, Gtd. Notes	5.25	9/15/17	375,000	352,173
NiSource Finance, Gtd. Notes	5.94	11/23/09	260,000 c	260,283
				5,478,281
Environmental Control−.7%				
Republic Services, Sr. Notes	6.75	8/15/11	365,000	382,963

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Environmental Control (continued)					
USA Waste Services, Sr. Notes		7.00	7/15/28	525,000	565,058
Waste Management, Gtd. Notes		6.88	5/15/09	270,000	279,264
					1,227,285
Food & Beverages−.6%					
H.J. Heinz, Notes		6.43	12/1/20	225,000 d	229,116
Safeway, Sr. Unscd. Notes		5.63	8/15/14	390,000	385,426
Stater Brothers Holdings, Sr. Notes		8.13	6/15/12	195,000	198,900
Tyson Foods, Sr. Unscd. Notes		6.85	4/1/16	200,000	206,365
					1,019,807
Foreign/Governmental−5.7%					
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.17	6/16/08	660,000 c	655,050
Export-Import Bank of Korea, Sr. Notes		4.50	8/12/09	575,000	564,007
Federal Republic of Brazil, Bonds	BRL	12.50	1/5/16	1,995,000 e,f	1,062,910
Poland Government, Bonds, Ser. 0608	PLN	5.75	6/24/08	16,225,000 f	5,685,348
Republic of Argentina, Bonds		5.59	8/3/12	685,000 c	500,735
Republic of Peru, Notes		9.13	2/21/12	405,000	469,800
Republic of South Africa, Notes		9.13	5/19/09	470,000	508,775
Russian Federation, Unscd. Bonds		8.25	3/31/10	688,344 d	721,041
United Mexican States, Notes, Ser. A		8.00	9/24/22	390,000	477,555
					10,645,221
Health Care−1.0%					
American Home Products, Notes		6.95	3/15/11	325,000	345,474

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Coventry Health Care, Sr. Notes	5.88	1/15/12	160,000	158,776
Medco Health Solutions, Sr. Notes	7.25	8/15/13	155,000	166,593
Quest Diagnostics, Gtd. Notes	5.13	11/1/10	205,000	202,053
Teva Pharmaceutical Finance, Gtd. Notes	6.15	2/1/36	325,000	316,828
UnitedHealth Group, Sr. Unscd. Notes	5.38	3/15/16	500,000	496,025
WellPoint, Unscd. Notes	5.00	1/15/11	255,000	252,115
				1,937,864
Lodging & Entertainment−.8%				
MGM Mirage, Gtd. Notes	6.00	10/1/09	205,000	205,513
MGM Mirage, Gtd. Notes	8.50	9/15/10	250,000	268,750
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	345,000	344,138
Resorts International Hotel & Casino, First Mortgage Notes	11.50	3/15/09	560,000 [d]	580,300
				1,398,701
Machinery−.1%				
Terex, Gtd. Notes	7.38	1/15/14	240,000	**244,800**
Media−1.1%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	480,000	502,933
British Sky Broadcasting, Gtd. Notes	6.88	2/23/09	510,000	525,275
Comcast, Gtd. Notes	5.50	3/15/11	530,000	532,728
News America Holdings, Debs.	7.70	10/30/25	425,000	479,206
				2,040,142
Oil & Gas−.9%				
Amerada Hess, Unscd. Notes	6.65	8/15/11	470,000	489,881

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Enterprise Products Operating, Sr. Notes, Ser. B	5.60	10/15/14	810,000 e	796,765
Pemex Project Funding Master Trust, Gtd. Notes	5.75	12/15/15	365,000	362,901
				1,649,547
Packaging & Containers–.6%				
Ball, Gtd. Notes	6.88	12/15/12	120,000	123,000
Crown Americas/Capital, Gtd. Notes	7.63	11/15/13	325,000	336,375
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	185,000	192,863
Sealed Air, Notes	5.63	7/15/13	505,000 d	500,352
				1,152,590
Paper & Forest Products–1.0%				
Georgia-Pacific, Gtd. Notes	7.00	1/15/15	340,000 d	340,850
Georgia-Pacific, Sr. Notes	8.00	1/15/24	415,000 e	423,300
Sappi Papier Holding, Gtd. Notes	6.75	6/15/12	145,000 d	144,777
Temple-Inland, Bonds	6.63	1/15/18	400,000	415,593
Westvaco, Unscd. Debs.	7.95	2/15/31	250,000	274,488
Weyerhaeuser, Unscd. Debs.	7.13	7/15/23	245,000	245,523
				1,844,531
Property & Casualty Insurance–3.0%				
Aegon Funding, Gtd. Notes	5.75	12/15/20	550,000	557,232
American International Group, Sr. Notes	5.05	10/1/15	270,000	262,999
AON Capital Trust A, Gtd. Cap. Secs.	8.21	1/1/27	300,000	347,508
Assurant, Sr. Notes	6.75	2/15/34	400,000	431,158

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property & Casualty Insurance (continued)				
Chubb,				
Sr. Notes	5.47	8/16/08	950,000	952,869
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	450,000	451,950
ING Groep,				
Bonds	5.78	12/29/49	400,000 c	396,492
Lincoln National,				
Bonds	7.00	5/17/66	465,000 c	493,697
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	1,050,000	1,020,101
Nippon Life Insurance,				
Notes	4.88	8/9/10	475,000 d	464,974
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	205,000	206,825
				5,585,805
Real Estate Investment Trusts—5.0%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	525,000	515,976
Arden Realty,				
Notes	5.25	3/1/15	350,000	346,013
Boston Properties,				
Sr. Notes	5.00	6/1/15	470,000 e	452,575
Brandywine Operating Partnership,				
Gtd. Notes	5.82	4/1/09	350,000 c	350,000
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	210,000	212,689
Duke Realty,				
Notes	3.50	11/1/07	520,000	511,425
Duke Realty,				
Sr. Notes	5.88	8/15/12	1,250,000	1,271,007
EOP Operating,				
Sr. Notes	7.00	7/15/11	595,000	644,523
ERP Operating,				
Notes	5.13	3/15/16	350,000 e	340,526
ERP Operating,				
Notes	5.25	9/15/14	85,000	84,179

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
ERP Operating, Unscd. Notes	5.38	8/1/16	145,000 e	143,750
Federal Realty Investment Trust, Sr. Unscd. Bonds	5.65	6/1/16	325,000	324,232
Federal Realty Investment Trust, Notes	6.00	7/15/12	100,000	102,183
Healthcare Realty Trust, Sr. Notes	5.13	4/1/14	475,000	453,906
Host Hotels & Resorts, Gtd. Notes	6.88	11/1/14	80,000 d	81,400
HRPT Properties Trust, Sr. Unscd. Notes	5.99	3/16/11	475,000 c	475,690
Liberty Property, Notes	5.50	12/15/16	185,000	182,729
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	225,000	221,507
Mack-Cali Realty, Notes	5.25	1/15/12	400,000	393,881
Mack-Cali Realty, Bonds	5.80	1/15/16	400,000	401,804
Regency Centers, Gtd. Notes	5.25	8/1/15	145,000	140,821
Simon Property Group, Unsub. Notes	5.00	3/1/12	550,000	540,923
Simon Property Group, Unscd. Notes	5.75	5/1/12	150,000	151,710
Socgen Real Estate, Bonds	7.64	12/29/49	935,000 c,d	949,621
				9,293,070
Residential Mortgage Pass-Through Ctfs.–4.8%				
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B2	7.05	4/25/36	117,565 c,d	117,712
ChaseFlex Trust, Ser. 2006-2, Cl. A1A	5.59	9/25/36	350,288 c	350,137
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	401,781 c	398,929

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 c	931,640
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	209,303 c	208,836
CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,643,129 c	1,641,035
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	2,242,670	2,257,267
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.70	5/25/36	285,593 c	286,277
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2	6.07	6/25/36	69,963 c	69,483
IndyMac Index Mortgage Loan Trust, Ser. 2006-AR25, Cl. 4A2	6.18	9/25/36	900,022 c	909,329
J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	425,000 c	424,260
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 c	412,128
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	475,000 c	463,818
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 c	565,178
				9,036,029
Retail−.2%				
CVS, Sr. Unscd. Notes	5.75	8/15/11	155,000	157,022
Federated Retail Holding, Gtd. Notes	5.90	12/1/16	160,000	160,048
Yum! Brands, Sr. Notes	6.25	4/15/16	140,000	143,699
				460,769
State/Government General Obligations−1.6%				
Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/28	400,000	402,596

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
State/Government					
General Obligations (continued)					
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds		7.31	6/1/34	1,425,000	1,481,188
Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds		7.50	6/1/34	375,000 c	376,061
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds		6.50	6/1/23	740,000	733,621
					2,993,466
Technology–.2%					
Hewlett-Packard, Sr. Unscd. Notes		5.50	5/22/09	390,000 c	**390,877**
Telecommunications–2.9%					
AT & T Wireless, Sr. Notes		8.75	3/1/31	235,000	306,284
AT & T, Notes		5.46	5/15/08	380,000 c	380,351
AT & T, Sr. Notes		7.30	11/15/11	440,000	476,866
Deutsche Telekom International Finance, Gtd. Bonds		8.25	6/15/30	400,000	493,154
France Telecom, Notes		8.50	3/1/31	370,000	487,150
KPN, Sr. Unsub. Bonds		8.38	10/1/30	820,000	942,122
Nextel Communications, Gtd. Notes, Ser. F		5.95	3/15/14	280,000	273,061
Nextel Partners, Gtd. Notes		8.13	7/1/11	245,000	256,331
Nordic Telephone Holdings, Sr. Notes	EUR	8.25	5/1/16	180,000 d,f	262,468
Qwest, Notes		8.88	3/15/12	30,000	33,563
Telefonica Emisiones, Gtd. Notes		5.98	6/20/11	375,000	382,094

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Verizon Communications, Sr. Notes	5.50	8/15/07	320,000 c	320,001
Verizon Global Funding, Sr. Notes	5.85	9/15/35	200,000 e	192,198
Verizon Global Funding, Notes	7.75	6/15/32	110,000	129,459
Windstream, Sr. Notes	8.13	8/1/13	360,000 d	391,500
Windstream, Sr. Notes	8.63	8/1/16	115,000 d,e	126,500
				5,453,102
Textiles & Apparel−.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	400,000	**400,631**
U.S. Government Agencies/ Mortgage-Backed−41.5%				
Federal Home Loan Mortgage Corp.:				
4.50%			2,910,000 g	2,803,614
5.00%			4,225,000 g	4,151,062
5.50%			10,425,000 g	10,418,550
6.00%			7,550,000 g	7,651,523
3.50%, 9/1/10			178,339	172,689
Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32			855,105	800,768
Multiclass Mortgage Participation Ctfs. (Interest Only), Ser. 2764, Cl. IT, 5.00%, 6/15/27			7,390,400 h	1,091,774
Federal National Mortgage Association:				
4.50%			2,565,000 g	2,474,404
5.00%			16,900,000 g	16,407,353
5.50%			10,055,000 g	9,938,664
6.00%			7,625,000 g	7,677,384
4.00%, 5/1/10			923,355	895,784
5.50%, 9/1/34			338,833	335,306
7.00%, 6/1/29−9/1/29			122,712	126,549
Government National Mortgage Association I:				
5.50%, 4/15/33−3/15/34			3,059,511	3,048,974
8.00%, 9/15/08			8,228	8,233

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Government National Mortgage Association I (continued):		
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	1,578,904	1,516,170
Ser. 2005-90, Cl. A, 3.76%, 9/16/28	805,373	779,742
Ser. 2006-67, Cl. A 3.95%, 10/6/11	1,000,000	967,500
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	485,755	472,829
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	116,990	114,529
Ser. 2006-66, Cl. A 4.09%, 1/16/30	948,555	923,117
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	977,189	955,334
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	708,768	693,152
Ser. 2006-55, Cl. A 4.25%, 7/16/29	866,456	845,901
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	675,000	663,363
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	556,385	546,907
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	1,000,000	1,002,058
Government National Mortgage Association II;		
7.00%, 9/20/28–7/20/29	21,173	21,802
		77,505,035
U.S. Government Securities—17.1%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	3,765,000 [i]	3,581,460
5.25%, 11/15/28	245,000 [e]	257,001
U.S. Treasury Inflation Protected Securities:		
2.00%, 1/15/16	1,921,979 [j]	1,855,791
3.00%, 7/15/12	5,680,154 [j]	5,844,767
U.S. Treasury Notes:		
2.25%, 2/15/07	150,000	149,543
3.00%, 12/31/06	150,000 [k]	150,000
4.38%, 12/31/07	300,000 [e]	298,254
4.50%, 9/30/11	1,755,000 [e]	1,740,125
4.50%, 11/30/11	1,175,000 [i]	1,164,903
4.63%, 2/29/08	430,000 [e]	428,320
4.63%, 8/31/11	20,000 [e]	19,943
4.63%, 11/15/16	11,500,000 [i]	11,428,137

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Securities (continued)		
U.S. Treasury Notes (continued):		
5.13%, 6/30/08	4,600,000 [e]	4,615,815
5.13%, 5/15/16	425,000 [e]	437,900
		31,971,959
Total Bonds and Notes		
(cost $258,184,791)		**257,379,289**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009 @ 4	9,250,000	**9,810**
Put Options−.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @ 5.75	38,000,000	**885**
Total Options		
(cost $49,645)		**10,695**

Short-Term Investments−1.1%	Principal Amount ($)	Value ($)
Corporate Notes;		
Egyptian Treasury Bills,		
9.06%, 3/15/07		
(cost $1,971,743)	1,970,000 [d,l]	**2,027,563**

Other Investment−1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,542,000)	3,542,000 [m]	**3,542,000**

Investment of Cash Collateral for Securities Loaned—9.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $17,664,546)	17,664,546 [m]	**17,664,546**
Total Investments (cost $281,412,725)	**150.2%**	**280,624,093**
Liabilities, Less Cash and Receivables	**(50.2%)**	**(93,770,719)**
Net Assets	**100.0%**	**186,853,374**

[a] *Non-income producing—security in default.*
[b] *The value of this security has been determined in good faith under the direction of the Board of Trustees.*
[c] *Variable rate security—interest rate subject to periodic change.*
[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $22,962,121 or 12.3% of net assets.*
[e] *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $16,871,494 and the total market value of the collateral held by the portfolio is $17,673,872, consisting of cash collateral of $17,664,546 and U.S. Government and agency securities valued at $9,326.*
[f] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL— Brazilian Real
   EUR— Euro
   PLN— Polish Zloty
[g] *Purchased on a forward commitment basis.*
[h] *Notional face amount shown.*
[i] *Purchased on a delayed delivery basis.*
[j] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
[k] *All or partially held by a broker as collateral for open financial futures positions.*
[l] *Credit Linked Notes.*
[m] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government & Agencies	58.6	Foreign/Governmental	5.7
Corporate Bonds	44.5	State/Government General Obligations	1.6
Asset/Mortgage-Backed	27.4	Futures/Forward Currency Exchange	
Short-Term/Money		Contracts/Options/Swaps	.2
Market Investments	12.4		**150.4**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 12/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	23	4,692,719	March 2007	(23,328)
U.S. Treasury 5 year Notes	109	11,451,813	March 2007	(80,047)
Financial Futures Short				
U.S. Treasury 10 year Notes	204	(21,923,625)	March 2007	408,187
U.S. Treasury 30 year Bonds	23	(2,563,063)	March 2007	52,063
				356,875

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $16,871,494)–Note 1(c):		
Unaffiliated issuers	260,206,179	259,417,547
Affiliated issuers	21,206,546	21,206,546
Cash		30,967
Cash denominated in foreign currencies	158,856	156,697
Dividends and interest receivable		2,439,463
Unrealized appreciation on forward currency exchange contracts–Note 4		66,199
Receivable from broker for swap transactions–Note 4		22,823
Unrealized appreciation on swaps–Note 4		19,228
Receivable for futures variation margin–Note 4		19,047
Receivable for shares of Beneficial Interest subscribed		12,213
Receivable for investment securities sold		158,722
Paydowns receivable		469
Prepaid expenses		51,462
		283,601,383
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		109,771
Payable for investment securities purchased		78,811,421
Liability for securities on loan–Note 1(c)		17,664,546
Unrealized depreciation on swaps–Note 4		87,426
Payable for shares of Beneficial Interest redeemed		30,296
Net unrealized depreciation of forward currency exchange contracts–Note 4		1,748
Accrued expenses and other liabilities		42,801
		96,748,009
Net Assets ($)		**186,853,374**
Composition of Net Assets ($):		
Paid-in capital		191,069,161
Accumulated undistributed investment income–net		2,098,366
Accumulated net realized gain (loss) on investments		(5,879,441)
Accumulated net unrealized appreciation (depreciation) on investments (including $356,875 net unrealized appreciation on financial futures)		(434,712)
Net Assets ($)		**186,853,374**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	145,490,376	41,362,998
Shares Outstanding	12,929,589	3,688,361
Net Asset Value Per Share ($)	**11.25**	**11.21**

See notes to financial statements.

Investment Income ($):	
Income:	
Interest	9,392,823
Dividends;	
Affiliated issuers	425,496
Income from securities lending	9,748
Total Income	**9,828,067**
Expenses:	
Investment advisory fee–Note 3(a)	1,264,664
Distribution fees–Note 3(b)	109,189
Prospectus and shareholders' reports	49,306
Custodian fees–Note 3(b)	36,966
Professional fees	36,345
Trustees' fees and expenses–Note 3(c)	22,154
Shareholder servicing costs–Note 3(b)	2,696
Registration fees	621
Miscellaneous	51,230
Total Expenses	**1,573,171**
Less–reduction in investment advisory fee due to undertaking–Note 3 (a)	(243,967)
Less–reduction in custody fees due to earning credits–Note 1(c)	(1,644)
Net Expenses	**1,327,560**
Investment Income–Net	**8,500,507**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(542,560)
Net realized gain (loss) on options transactions	22,209
Net realized gain (loss) on financial futures	(627,141)
Net realized gain (loss) on swap transactions	220,169
Net realized gain (loss) on forward currency exchange contracts	(137,706)
Net Realized Gain (Loss)	**(1,065,029)**

Net unrealized appreciation (depreciation) on investments,
  foreign currency transactions, options and swap transactions
  (including $325,500 net unrealized appreciation on financial futures)
	538,313

Net Realized and Unrealized Gain (Loss) on Investments	**(526,716)**
Net Increase in Net Assets Resulting from Operations	**7,973,791**

See notes to financial statements.

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income—net	8,500,507	7,383,631
Net realized gain (loss) on investments	(1,065,029)	1,338,482
Net unrealized appreciation (depreciation) on investments	538,313	(3,502,310)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,973,791**	**5,219,803**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(6,935,072)	(5,953,689)
Service shares	(1,909,726)	(1,742,786)
Total Dividends	**(8,844,798)**	**(7,696,475)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	18,413,862	15,895,953
Service shares	2,378,699	2,170,592
Dividends reinvested:		
Initial shares	6,935,072	5,953,689
Service shares	1,909,726	1,742,786
Cost of shares redeemed:		
Initial shares	(38,215,309)	(32,401,995)
Service shares	(10,453,409)	(11,137,633)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(19,031,359)**	**(17,776,608)**
Total Increase (Decrease) in Net Assets	**(19,902,366)**	**(20,253,280)**
Net Assets ($):		
Beginning of Period	206,755,740	227,009,020
End of Period	**186,853,374**	**206,755,740**
Undistributed investment income—net	2,098,366	2,169,586

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	1,656,604	1,400,032
Shares issued for dividends reinvested	624,164	525,289
Shares redeemed	(3,437,427)	(2,856,400)
Net Increase (Decrease) in Shares Outstanding	**(1,156,659)**	**(931,079)**
Service Shares		
Shares sold	214,567	191,927
Shares issued for dividends reinvested	172,423	154,203
Shares redeemed	(943,077)	(984,701)
Net Increase (Decrease) in Shares Outstanding	**(556,087)**	**(638,571)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2006	2005	2004[a]	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	11.29	11.42	11.50	11.65	11.37
Investment Operations:					
Investment income−net[b]	.49	.39	.37	.35	.54
Net realized and unrealized gain (loss) on investments	(.02)	(.11)	.01	.21	.32
Total from Investment Operations	.47	.28	.38	.56	.86
Distributions:					
Dividends from investment income−net	(.51)	(.41)	(.46)	(.46)	(.58)
Dividends from net realized gain on investments	−	−	−	(.25)	−
Total Distributions	(.51)	(.41)	(.46)	(.71)	(.58)
Net asset value, end of period	11.25	11.29	11.42	11.50	11.65
Total Return (%)	4.23	2.48	3.37	4.94	7.76
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.75	.75	.74	.74	.72
Ratio of net expenses to average net assets	.63	.60	.74	.74	.72
Ratio of net investment income to average net assets	4.43	3.45	3.30	2.96	4.70
Portfolio Turnover Rate	507.83[c]	504.21[c]	819.75[c]	898.18[c]	877.87
Net Assets, end of period ($ x 1,000)	145,490	158,999	171,424	173,534	194,519

[a] As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.28% to 3.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 262.26%, 393.37%, 761.92% and 755.08%, respectively.
See notes to financial statements.

	Year Ended December 31,				
Service Shares	2006	2005	2004[a]	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	11.25	11.38	11.48	11.62	11.35
Investment Operations:					
Investment income—net[b]	.46	.36	.35	.31	.50
Net realized and unrealized gain (loss) on investments	(.02)	(.11)	(.01)	.24	.32
Total from Investment Operations	.44	.25	.34	.55	.82
Distributions:					
Dividends from investment income—net	(.48)	(.38)	(.44)	(.44)	(.55)
Dividends from net realized gain on investments	–	–	–	(.25)	–
Total Distributions	(.48)	(.38)	(.44)	(.69)	(.55)
Net asset value, end of period	11.21	11.25	11.38	11.48	11.62
Total Return (%)	3.90	2.26	3.05	4.78	7.47
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.00	.99	.99	.99	.97
Ratio of net expenses to average net assets	.88	.84	.99	.99	.97
Ratio of net investment income to average net assets	4.17	3.21	3.06	2.66	4.39
Portfolio Turnover Rate	507.83[c]	504.21[c]	819.75[c]	898.18[c]	877.87
Net Assets, end of period ($ x 1,000)	41,363	47,757	55,585	60,561	57,966

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.03% to 3.06%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect these changes in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the years ended December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, were 262.26%, 393.37%, 761.92% and 755.08%, respectively.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Quality Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swap transactions and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, not valued by a pricing service approved by the Board of Trustees, or determined by the portfolio not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuers and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On December 29, 2006, the Board of Trustees declared a cash dividend of .042 and .040 per share for the Initial shares and Service shares respectively, from undistributed investment income-net payable on January 3, 2007 (ex-dividend date) to shareholders of record as of the close of business on December 29, 2006.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $2,451,964, accumulated capital losses $4,857,959 and unrealized depreciation $1,628,900. In addition, the portfolio had $180,892 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $3,171,594 of the carryover expires in fiscal 2012, $61,980 expires in fiscal 2013 and $1,624,385 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal period ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $8,844,798 and $7,696,475.

During the period ended December 31, 2006, as a result of permanent book to tax differences primarily due to the tax treatment of amortization of premiums, paydowns gains/losses, treatment of swap periodic payments, contigent deferred debt securities and foreign currency transactions, the portfolio increased accumulated undistributed investment income-net by $273,071, decreased accumulated net realized gain (loss) on investments by $274,513 and increased paid-in capital by $1,442. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $10 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .65% of the value of the portfolio's average daily net assets and is payable monthly. The Manager had agreed from January 1, 2006 through June 30, 2006 to waive receipt of a portion of the portfolios investment advisory fee, in the amount of .15% of the value of the portfolio's average net assets. The Manager has agreed from July 1, 2006 through June 30, 2007, to waive receipt of a portion of the portfolio's investment advisory fee, in the amount of .10% of the value of the portfolio's average net assets. The reduction in investment advisory fee, pursuant to the undertaking, amounted to $243,967 during the period ended December 31, 2006.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $109,189 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $494 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $36,966 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $104,218, Rule 12b-1 distribution plan fees $8,827, custodian fees $10,650, chief compliance officer fees $2,044 and transfer agency per account fees $66, which are offset against an expense reimbursement currently in effect in the amount of $16,034.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended December 31, 2006, amounted to $1,294,897,503 and $1,288,112,717, respectively, of which $622,620,346 in purchases and $622,907,163 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended December 31, 2006.

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2005	12,110,000	49,688		
Contracts written	290,755,000	198,715		
Contracts terminated:				
Contracts closed	48,410,000	144,563	331,624	(187,061)
Contracts expired	244,805,000	94,190	–	94,190
Contracts exercised	9,650,000	9,650	9,650	–
Total contracts terminated	302,865,000	248,403	341,274	(92,871)
Contracts outstanding December 31, 2006	**–**	**–**		

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Euro, expiring 3/21/2007	190,000	249,831	251,579	(1,748)
Polish Zloty, expiring 3/21/2007	16,840,000	5,880,915	5,814,716	66,199
Total				**64,451**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at December 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
407,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.16)	9/20/2015	200
118,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	138
900,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.19)	9/20/2015	(1,395)
760,000	Dow Jones CDX.NA.IG.4 Index	Morgan Stanley	(.69)	6/20/2010	(15,662)
760,000	Dow Jones CDX. NA.IG.4 Index	Citigroup	(.69)	6/20/2010	(15,662)
3,650,000	Dow Jones CDX. NA.IG.7 Index	UBS	.53	12/20/2016	2,418
1,825,000	Dow Jones CDX. NA.IG.7 Index	UBS	(1.12)	12/20/2016	426
275,000	Kaupthing Bank, 5.52%, 12/1/2009	Deutsche Bank	.65	9/20/2007	950
1,100,000	Kaupthing Bank, 5.52%, 12/1/2009	Deutsche Bank	.52	9/20/2007	2,723
193,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.19)	12/20/2011	4
50,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.37)	12/20/2016	87
100,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.37)	12/20/2016	174
150,000	Kimberly Clark, 6.875%, 2/15/2014	J.P. Morgan Chase Bank	(.37)	12/20/2016	260
600,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.72)	6/20/2016	(8,400)
1,710,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.46)	6/20/2011	(18,401)

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
400,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.45)	6/20/2011	(4,142)
940,000	Wolters Kluwer, 5.125%, 1/27/2014	Deutsche Bank	(.72)	9/20/2013	(11,452)
					(67,734)

The portfolio may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the portfolio at December 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
1,057,000,000	JPY-6 Month YENIBOR	UBS	.88	5/11/2008	11,848
26,000,000	SEK-3 Month STIBOR	J.P. Morgan Chase Bank	3.75	12/4/2008	(12,312)
					(464)

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. At December 31, 2006, there was no open total return swaps.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At December 31, 2006, the cost of investments for federal income tax purposes was $282,040,655; accordingly, accumulated net unrealized depreciation on investments was $1,416,562, consisting of $1,899,924 gross unrealized appreciation and $3,316,486 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Quality Bond Portfolio

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Variable Investment Fund, Quality Bond Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Quality Bond Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† Each new Board member's term commenced on September 26, 2006.
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

————————

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

————————

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

——————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

——————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Variable
Investment Fund,
Quality Bond Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0120AR1206

Dreyfus Variable Investment Fund, Small Company Stock Portfolio

ANNUAL REPORT December 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Small Company Stock Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Dwight Cowden, Portfolio Manager

How did Dreyfus Variable Investment Fund, Small Company Stock Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio produced total returns of 10.97% for its Initial shares and 10.95% for its Service shares.[1] This compares with a total return of 15.12% for the portfolio's benchmark, the S&P SmallCap 600 Index, for the same period.[2]

Robust corporate earnings helped drive stock prices higher in 2006, especially over the second half of the year. Small-cap stocks generally outperformed midcap stocks and roughly matched the performance of their large-cap counterparts. The portfolio participated in the small-cap market's gains, deriving relatively strong returns from the consumer discretionary, technology and telecommunications sectors. However, relatively weak performance in the health care, consumer staples and financials sectors caused the portfolio's returns to lag the benchmark.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation. To pursue this goal, the portfolio normally invests at least 80% of its assets in the stocks of small-capitalization companies. We may continue to hold the securities of companies as their market capitalization grows. Stocks are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size and yield, are generally similar to those of the S&P SmallCap 600 Index.

What other factors influenced the portfolio's performance?

Resurgent energy prices, rising short-term interest rates and fears of higher inflation limited the stock market's advance during the first half of 2006. Over the summer and fall, however, investors first anticipated and then responded positively to the Federal Reserve Board's decision to hold short-term interest rates steady at 5.25%, its first pauses after more than two years of rate hikes. Investors' improving inflation and interest rate expectations, as well as anticipation of an economic "soft landing," helped drive stock prices higher over the remainder of the year.

These market conditions proved to be challenging for disciplined investors, causing a substantial majority of small-cap mutual funds to lag behind their benchmarks. Nevertheless, the portfolio generated relatively strong returns in the consumer discretionary sector, bolstered by good individual stock selections among retailers. Robust same store sales growth drove gains in holdings such as Coldwater Creek, GameStop and Dick's Sporting Goods, while The Children's Place Retail Stores, owned by the fund, led a successful turnaround with its Disney Store operations. GameStop and Dick's Sporting Goods were sold during the reporting period. Within the media industry, cable television and broadband services provider Charter Communications built investor confidence with its focus on improving operations and improving its balance sheet.

Investments in technology and telecommunications companies also bolstered relative returns, though to a lesser degree. In the technology sector, the portfolio's performance was augmented by a diverse group of holdings, such as semiconductor device and equipment makers Varian Semiconductor Equipment Associates and Atheros Communications, which was sold during the reporting period; software developers Digital River and Digitas, which were also sold during the reporting period; and communications technology suppliers Polycom and Sonus Networks. In the telecommunications area, the portfolio's gains were primarily driven by its holdings of SBA Communications, which rose on the strength of cellular subscriber growth and accretive acquisitions.

On the other hand, the portfolio's performance was most severely constrained by weak individual stock selections in the health care sector, particularly in the biotechnology industry. For example, shares of DOV Pharmaceutical, which were sold during the reporting period, declined when a drug under development faltered during clinical trials; Syneron Medical was hurt by disappointing unit sales of its aesthetic medical equipment; and Panacos Pharmaceuticals, which was also sold during the reporting period, lost ground following its announcement of delays in bringing a key drug to market.

The portfolio's relative returns were further undermined by disappointing results in the consumer staples and financials sectors. Within the con-

sumer staples sector, most of the portfolio's underperformance resulted from unfortunate timing of an investment in beverage maker Hansen Natural, which sold off sharply following the portfolio's purchase as the company's growth outlook faded. Among financial stocks, relative performance suffered due to the portfolio's emphasis on lodging-related real estate investment trusts (REITs) at a time when the market favored office and entertainment-related REITs.

What is the portfolio's current strategy?

Current forecasts for slowing but continued U.S. economic growth give us confidence regarding the market's prospects for the coming year. In particular, we have focused on what, in our view, are several promising secular investment themes, including healthy living, consolidating industries, internet growth beneficiaries and aging demographics. In general, our sector-neutral strategy remains intact. However, we have adopted a mildly underweighted position in the energy sector, primarily due to inventory buildup and slack weather-related demand. On the other hand, we have allocated a slightly greater proportion of assets than the benchmark to the technology sector, where we have found what we consider to be a number of attractively priced stocks in the wake of the sector's relatively weak 2006 performance.

January 16, 2007

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Small Company Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a widely accepted, unmanaged index of small-cap stock market performance.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio Initial shares and Service shares and the Standard & Poor's SmallCap 600 Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**10.97%**	**8.78%**	**7.50%**
Service shares	**10.95%**	**8.58%**	**7.37%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.
The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Small Company Stock Portfolio on 12/31/96 to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses. The Index is a widely accepted, unmanaged index of small-cap stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Small Company Stock Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.71	$ 4.87
Ending value (after expenses)	$1,031.90	$1,031.80

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.69	$ 4.84
Ending value (after expenses)	$1,020.57	$1,020.42

† *Expenses are equal to the portfolio's annualized expense ratio of .92% for Initial shares and .95% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks−98.2%	Shares	Value ($)
Consumer Discretionary−17.1%		
bebe Stores	26,700 a	528,393
Charter Communications, Cl. A	103,100 a,b	315,486
Children's Place Retail Stores	6,000 b	381,120
Coldwater Creek	24,785 b	607,728
Domino's Pizza	13,100	366,800
Focus Media Holding, ADR	4,200 b	278,838
Lear	12,500 a,b	369,125
Life Time Fitness	8,600 b	417,186
Live Nation	14,900 b	333,760
Meritage Homes	6,800 b	324,496
NutriSystem	3,100 a,b	196,509
PEP Boys-Manny Moe & Jack	30,500 a	453,230
Phillips-Van Heusen	4,000	200,680
Scientific Games, Cl. A	10,700 b	323,461
Shuffle Master	10,200 a,b	267,240
Sonic Automotive	16,800	487,872
Sotheby's, Cl. A	13,600	421,872
Standard Pacific	8,800	235,752
Tween Brands	5,300 b	211,629
Vail Resorts	10,600 a,b	475,092
		7,196,269
Consumer Staples−2.2%		
Flowers Foods	3,900	105,261
Hain Celestial Group	2,800 b	87,388
Jones Soda	21,600 a,b	265,680
Performance Food Group	9,280 b	256,499
Sanderson Farms	6,600 a	199,914
		914,742
Energy−6.0%		
Cabot Oil & Gas	4,200	254,730
Cimarex Energy	7,240	264,260
Forest Oil	5,900 b	192,812
Helix Energy Solutions Group	5,840 b	183,201

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Input/Output	23,800 a,b	324,394
Lone Star Technologies	4,100 b	198,481
Massey Energy	7,600 a	176,548
Oceaneering International	4,200 b	166,740
St. Mary Land & Exploration	9,530	351,085
Tetra Technologies	5,100 b	130,458
Unit	3,610 b	174,905
W-H Energy Services	2,500 b	121,725
		2,539,339
Financial–15.5%		
Annaly Capital Management	21,800	303,238
Apollo Investment	18,820	421,576
Aspen Insurance Holdings	7,800	205,608
Corus Bankshares	13,300 a	306,831
Cullen/Frost Bankers	4,220	235,560
Downey Financial	5,700	413,706
FelCor Lodging Trust	10,220	223,205
First BanCorp/Puerto Rico	32,400	308,772
First Midwest Bancorp/IL	5,440	210,419
FirstFed Financial	8,100 a,b	542,457
Innkeepers USA Trust	24,700	382,850
International Securities Exchange Holdings, Cl. A	5,400	252,666
Investment Technology Group	3,600 b	154,368
Kilroy Realty	2,600	202,800
Luminent Mortgage Capital	28,200	273,822
Ohio Casualty	7,000	208,670
Philadelphia Consolidated Holding	10,110 b	450,502
SVB Financial Group	4,090 b	190,676
U-Store-It Trust	9,780	200,979
Umpqua Holdings	13,900	409,077
Whitney Holding	4,470	145,811
Wintrust Financial	3,470	166,629
Zenith National Insurance	7,200	337,752
		6,547,974

Common Stocks (continued)	Shares	Value ($)
Health Care–11.9%		
AMERIGROUP	4,100 b	147,149
AMN Healthcare Services	16,500 a,b	454,410
Cerner	3,260 a,b	148,330
Cooper Cos.	6,990	311,055
Cytyc	12,200 b	345,260
Five Star Quality Care	31,200 a,b	347,880
Hologic	3,900 b	184,392
IDEXX Laboratories	2,200 b	174,460
Immucor	5,000 b	146,150
Merit Medical Systems	1 b	16
Par Pharmaceutical Cos.	19,700 b	440,689
PDL BioPharma	14,600 a,b	294,044
Pediatrix Medical Group	3,500 b	171,150
Psychiatric Solutions	14,920 b	559,798
Regeneron Pharmaceuticals	4,500 b	90,315
Respironics	15,560 b	587,390
Sirona Dental Systems	8,600	331,186
Syneron Medical	10,600 b	287,578
		5,021,252
Industrial–14.8%		
AGCO	11,400 b	352,716
Armor Holdings	11,660 a,b	639,551
Continental Airlines, Cl. B	7,400 a,b	305,250
Corrections Corp. of America	17,600 b	796,048
DRS Technologies	3,900	205,452
ESCO Technologies	4,500	204,480
General Cable	4,700 b	205,437
Hexcel	9,900 a,b	172,359
IDEX	3,800	180,158
Kansas City Southern	5,860 b	169,823
Landstar System	4,470	170,665
Manitowoc	6,100	362,523
Pacer International	11,530	343,248
Quanta Services	16,980 a,b	333,997

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Shaw Group	14,100	b	472,350
Teledyne Technologies	9,100	b	365,183
URS	7,590	b	325,232
Wabtec	11,000		334,180
Watsco	3,390		159,872
Watson Wyatt Worldwide, Cl. A	3,100		139,965
			6,238,489
Information Technology—17.5%			
ANSYS	5,500	b	239,195
Avocent	8,500	b	287,725
Axcelis Technologies	48,080	b	280,306
BearingPoint	24,600	a,b	193,602
Benchmark Electronics	12,800	b	311,808
CommScope	12,240	a,b	373,075
ECI Telecommunications	35,700	b	309,162
Electronics for Imaging	17,390	b	462,226
FactSet Research Systems	2,715		153,343
FLIR Systems	15,100	a,b	480,633
Gevity HR	7,600	a	180,044
Itron	5,800	a,b	300,672
j2 Global Communications	7,900	a,b	215,275
L-1 Identity Solutions	12,200	a,b	184,586
ManTech International, Cl. A	6,900	a,b	254,127
Micros Systems	2,570	b	135,439
Microsemi	4,820	b	94,713
Napster	94,200	b	341,946
Nuance Communications	17,800	a,b	203,988
Polycom	10,500	b	324,555
Rackable Systems	5,900	a,b	182,723
S1	36,919	b	203,424
Sonus Networks	77,500	a,b	510,725
Trimble Navigation	4,400	b	223,212
ValueClick	12,100	b	285,923

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Varian Semiconductor Equipment Associates	13,965 [b]	635,687
		7,368,114
Materials—6.7%		
AK Steel Holding	22,900 [b]	387,010
Carpenter Technology	1,900	194,788
Cleveland-Cliffs	2,820 [a]	136,601
Compass Minerals International	7,600	239,856
Nalco Holding	24,800 [b]	507,408
RTI International Metals	6,300 [a,b]	492,786
Terra Industries	49,000 [a,b]	587,020
Texas Industries	4,100 [a]	263,343
		2,808,812
Telecommunication Services—2.0%		
Alaska Communications Systems Group	20,140 [a]	305,927
SBA Communications, Cl. A	20,100 [b]	552,750
		858,677
Utilities—4.5%		
Dynegy, Cl. A	50,500 [b]	365,620
Energen	5,830	273,660
New Jersey Resources	6,000	291,480
OGE Energy	7,980	319,200
UGI	23,400	638,352
		1,888,312
Total Common Stocks (cost $35,858,117)		**41,381,980**

Other Investment—2.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $894,000)	894,000 [c]	**894,000**

Investment of Cash Collateral for Securities Loaned—23.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $9,883,467)	9,883,467 ᶜ	**9,883,467**
Total Investments (cost $46,635,584)	**123.8%**	**52,159,447**
Liabilities, Less Cash and Receivables	**(23.8%)**	**(10,026,430)**
Net Assets	**100.0%**	**42,133,017**

ADR—American Depository Receipts

ᵃ *All or a portion of these securities are on loan. At December 31, 2006, the total market value of the portfolio's securities on loan is $9,653,936 and the total market value of the collateral held by the portfolio is $10,245,099, consisting of $9,883,467 of cash collateral and U.S. Government and agency securities valued at $361,632.*

ᵇ *Non-income producing security.*

ᶜ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	25.6	Materials	6.7
Information Technology	17.5	Energy	6.0
Consumer Discretionary	17.1	Utilities	4.5
Financial	15.5	Consumer Staples	2.2
Industrial	14.8	Telecommunication Services	2.0
Health Care	11.9		**123.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $9,653,936)–Note 1(b):		
Unaffiliated issuers	35,858,117	41,381,980
Affiliated issuers	10,777,467	10,777,467
Cash		4,833
Dividends and interest receivable		52,494
Prepaid expenses		3,232
		52,220,006
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		34,905
Liability for securities on loan–Note 1(b)		9,883,467
Payable for investment securities purchased		106,468
Payable for shares of Beneficial Interest redeemed		4,189
Interest payable–Note 2		19
Accrued expenses		57,941
		10,086,989
Net Assets ($)		**42,133,017**
Composition of Net Assets ($):		
Paid-in capital		30,966,016
Accumulated undistributed investment income–net		7,790
Accumulated net realized gain (loss) on investments		5,635,348
Accumulated net unrealized appreciation (depreciation) on investments		5,523,863
Net Assets ($)		**42,133,017**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	36,170,322	5,962,695
Shares Outstanding	1,693,607	282,778
Net Asset Value Per Share ($)	**21.36**	**21.09**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Cash dividends (net of $531 foreign taxes withheld at source):	
Unaffiliated issuers	301,452
Affiliated issuers	44,930
Income from securities lending	34,495
Interest	6,398
Total Income	**387,275**
Expenses:	
Investment advisory fee–Note 3(a)	334,655
Auditing fees	32,511
Prospectus and shareholders' reports	27,947
Custodian fees–Note 3(b)	20,917
Distribution fees–Note 3(b)	14,722
Trustees' fees and expenses–Note 3(c)	5,070
Shareholder servicing costs–Note 3(b)	1,549
Legal fees	1,314
Loan commitment fees–Note 2	349
Interest expense–Note 2	272
Miscellaneous	8,618
Total Expenses	**447,924**
Less–waiver of fees due to undertaking–Note 3(a)	(34,557)
Net Expenses	**413,367**
Investment (Loss)–Net	**(26,092)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,764,530
Net unrealized appreciation (depreciation) on investments	(1,021,064)
Net Realized and Unrealized Gain (Loss) on Investments	**4,743,466**
Net Increase in Net Assets Resulting from Operations	**4,717,374**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)–net	(26,092)	(22,216)
Net realized gain (loss) on investments	5,764,530	5,572,770
Net unrealized appreciation (depreciation) on investments	(1,021,064)	(5,095,828)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,717,374**	**454,726**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Initial shares	(4,889,034)	(1,889,620)
Service shares	(716,009)	(300,690)
Total Dividends	**(5,605,043)**	**(2,190,310)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	6,379,522	5,992,695
Service shares	1,471,157	1,085,909
Dividends reinvested:		
Initial shares	4,889,034	1,889,620
Service shares	716,009	300,690
Cost of shares redeemed:		
Initial shares	(13,370,744)	(8,889,197)
Service shares	(2,074,344)	(2,046,928)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,989,366)**	**(1,667,211)**
Total Increase (Decrease) in Net Assets	**(2,877,035)**	**(3,402,795)**
Net Assets ($):		
Beginning of Period	45,010,052	48,412,847
End of Period	**42,133,017**	**45,010,052**
Undistributed investment income–net	7,790	18,019

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	303,362	285,421
Shares issued for dividends reinvested	226,764	90,585
Shares redeemed	(630,933)	(414,716)
Net Increase (Decrease) in Shares Outstanding	**(100,807)**	**(38,710)**
Service Shares		
Shares sold	70,173	52,466
Shares issued for dividends reinvested	33,631	14,561
Shares redeemed	(97,554)	(96,856)
Net Increase (Decrease) in Shares Outstanding	**6,250**	**(29,829)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Year Ended December 31,				
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	21.77	22.66	20.34	14.25	17.79
Investment Operations:					
Investment income (loss)−net a	(.01)	(.01)	.00b	(.01)	.05
Net realized and unrealized gain (loss) on investments	2.42	.17	3.76	6.12	(3.55)
Total from Investment Operations	2.41	.16	3.76	6.11	(3.50)
Distributions:					
Dividends from investment income−net	–	–	–	(.02)	(.04)
Dividends from net realized gain on investments	(2.82)	(1.05)	(1.44)	–	–
Total Distributions	(2.82)	(1.05)	(1.44)	(.02)	(.04)
Net asset value, end of period	21.36	21.77	22.66	20.34	14.25
Total Return (%)	10.97	.91	18.52	42.94	(19.71)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.97	.99	.95	1.12	.98
Ratio of net expenses to average net assets	.92	.98	.95	1.12	.98
Ratio of net investment income (loss) to average net assets	(.05)	(.03)	.00c	(.09)	.28
Portfolio Turnover Rate	124.91	157.60	112.27	171.34	71.76
Net Assets, end of period ($ x 1,000)	36,170	39,057	41,534	36,200	25,458

a   Based on average shares outstanding at each month end.
b   Amount represents less than $.01 per share.
c   Amount represents less than .01%.
See notes to financial statements.

		Year Ended December 31,			
Service Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	21.53	22.45	20.22	14.20	17.73
Investment Operations:					
Investment income (loss)–net[a]	(.02)	(.04)	(.05)	(.06)	.01
Net realized and unrealized gain (loss) on investments	2.40	.17	3.72	6.10	(3.54)
Total from Investment Operations	2.38	.13	3.67	6.04	(3.53)
Distributions:					
Dividends from investment income–net	–	–	–	(.02)	(.00)[b]
Dividends from net realized gain on investments	(2.82)	(1.05)	(1.44)	–	–
Total Distributions	(2.82)	(1.05)	(1.44)	(.02)	(.00)[b]
Net asset value, end of period	21.09	21.53	22.45	20.22	14.20
Total Return (%)	10.95	.77	18.18	42.60	(19.89)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.22	1.25	1.20	1.37	1.22
Ratio of net expenses to average net assets	.95	1.14	1.20	1.37	1.22
Ratio of net investment income (loss) to average net assets	(.08)	(.19)	(.25)	(.34)	.04
Portfolio Turnover Rate	124.91	157.60	112.27	171.34	71.76
Net Assets, end of period ($ x 1,000)	5,963	5,953	6,879	5,559	3,117

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Small Company Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results may differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,426,352, undistributed capital gains $4,296,664 and unrealized appreciation $5,443,985.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $523,984 and $400,440 and long-term capital gains $5,081,059 and $1,789,870, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses and real estate investment trusts, the portfolio increased accumulated undistributed investment income-net by $15,863 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended December 31, 2006, was approximately $4,740 with a related weighted average annualized interest rate of 5.74%.

NOTE 3—Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2007, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .95% of the value of the average daily net assets of their class. During the period ended December 31, 2006, the Manager waived receipt of fees of $34,557, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $14,722 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $364 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $20,917 pursuant to the custody agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $27,247, Rule 12b-1 distribution plan fees $1,275, custodian fees $5,889, chief compliance officer fees $2,044 and transfer agency per account fees $52, which are offset against an expense reimbursement currently in effect in the amount of $1,602.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $54,812,377, and $62,509,359, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $46,715,462; accordingly, accumulated net unrealized appreciation on investments was $5,443,985, consisting of $6,387,412 gross unrealized appreciation and $943,427 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Small Company Stock Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Small Company Stock Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Small Company Stock Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U. S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $2.5600 per share as a long-term capital gain distribution paid on March 27, 2006, and also the portfolio hereby designates 71.55% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director
- QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

——————————

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

——————————

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Variable
Investment Fund,
Small Company Stock Portfolio**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0151AR1206

Dreyfus Variable Investment Fund, Special Value Portfolio

ANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Contents

The Portfolio



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Variable Investment Fund, Special Value Portfolio, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
January 16, 2007



DISCUSSION OF PERFORMANCE

Mark G. DeFranco and Brian M. Gillott, Portfolio Managers
Jennison Associates LLC, Sub-Investment Adviser

How did Dreyfus Variable Investment Fund, Special Value Portfolio perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the portfolio produced total returns of 16.60% for its Initial shares and 16.49% for its Service shares.[1] For the same period, the total return of the Russell 1000 Value Index (the "Index"), the portfolio's benchmark, was 22.25%.[2]

Stocks rallied strongly in 2006, particularly over the second half of the year, as investors responded favorably to robust corporate earnings, stabilizing interest rates and expectations of a "soft economic landing." The fund produced lower returns than its benchmark, primarily due to a handful of holdings in the media and education industries that have not yet responded to catalysts that we believe are likely to support higher share prices.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return, consisting of capital appreciation and current income. We seek to identify the stocks of attractively valued companies with current or emerging earnings growth that may not be fully recognized by the market. These may include companies that are out of favor with investors but that we expect to see improved earnings over the next 12 to 18 months due to corporate restructurings, new products, industry cycle turns, greater focus on shareholder value or improving balance sheets and cash flows. We also look for companies with good growth characteristics that appear to be mispriced by the market due to short-term earnings setbacks or uncertainty regarding the sustainability of earnings growth.

What other factors influenced the portfolio's performance?

After encountering heightened market volatility during the first half of 2006, stocks rallied strongly over the second half, enabling most market indices to end the year with double-digit gains. Value stocks led the market's advance, as investors increasingly turned to reasonably priced stocks of companies with track records of consistent earnings under a variety of economic conditions. The shift in investor sentiment was largely a result of slowing economic growth, as evidenced by cooling housing markets and falling energy prices. The Federal Reserve Board appeared to confirm that slower economic growth might relieve inflationary pressures when it refrained from raising short-term interest rates over the second half of the year, its first pauses in more than two years.

The portfolio participated to a significant degree in the market's 2006 gains. We achieved attractive results from holdings in the industrials sector, where profit margins expanded in a growing labor market for temporary employment agency Manpower, which was sold during the reporting period. The financial results of railroad operator CSX were boosted by the success of a new management team's turnaround strategy and rising demand for the transport of coal from mines to utilities. Waste management company Allied Waste Industries benefited from increases in pricing and margin expansion, a successful cost-cutting campaign and improving business conditions in its industry.

The portfolio's financial holdings also contributed positively to performance, despite an underweighted position in the sector. Top performers included Charles Schwab & Co., which rebounded when earnings nearly doubled and investors increasingly recognized that the company is more than just a discount broker; it has a valuable institutional/RIA (Registered Investment Advisor) business. We acquired shares of investment bank Lazard at prices we considered attractive soon after its initial public offering fell flat, and we participated in the subsequent rebound amid a resurgence of mergers-and-acquisitions activity. The portfolio's relative performance also benefited from its light exposure to banks, which we regarded as relatively unattractive due to heightened interest-rate risks.

In the consumer discretionary area, media company Pearson gained market share in its textbook publishing division, and a new chairman focused more intently on bolstering the value of company assets. Liberty Global, which operates cable and broadband networks in overseas markets, gained market share and took steps to enhance shareholder value. Gaming equipment manufacturer Bally Technologies benefited from a new product cycle tied to the growth of slot machine-based gambling.

However, some holdings detracted from the portfolio's performance. At media company Radio One, revenue growth was mild and profit margins declined. However, the company reformatted radio stations in key urban markets, and its TV One television network has gained subscribers. Both of these developments could provide catalysts for better returns. For-profit education company Career Education continued to suffer from previous regulatory problems, but its turnaround appears to be on track under new management. Finally, a few of the portfolio's energy holdings were hurt by declining commodity prices.

What is the portfolio's current strategy?

We remain committed to our bottom-up, value-oriented security selection process. We recently identified several opportunities among pharmaceutical and biotechnology companies that had declined to attractive valuations. Conversely, as of year-end, we have found relatively few companies meeting our criteria in the financials, technology and basic materials sectors. However, we intend to continually evaluate the changing risk-reward profiles of attractively priced stocks that appear poised to benefit from catalysts for growth, and we are prepared to adjust the fund's composition accordingly.

January 16, 2007

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Variable Investment Fund, Special Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2007, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

PORTFOLIO PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio Initial shares and Service shares and the Russell 1000 Value Index

Average Annual Total Returns *as of 12/31/06*

	1 Year	5 Years	10 Years
Initial shares	**16.60%**	**9.16%**	**8.71%**
Service shares	**16.49%**	**9.09%**	**8.65%**

The data for Service shares includes the results of Initial shares for the period prior to December 31, 2000 (inception date of Service shares). Actual Service shares' average annual total return and hypothetical growth results would have been lower. See notes below.

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The portfolio's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on portfolio distributions or the redemption of portfolio shares.
The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts which will reduce returns.
The above graph compares a $10,000 investment made in Initial and Service shares of Dreyfus Variable Investment Fund, Special Value Portfolio on 12/31/96 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date.

The portfolio's Initial shares are not subject to a Rule 12b-1 fee. The portfolio's Service shares are subject to a 0.25% annual Rule 12b-1 fee. The performance figures for Service shares reflect the performance of the portfolio's Initial shares from their inception date through December 30, 2000, and the performance of the portfolio's Service shares from December 31, 2000 (inception date of Service shares) to December 31, 2006 (blended performance figures). The performance figures for each share class reflect certain expense reimbursements, without which the performance of each share class would have been lower. In addition, the blended performance figures have not been adjusted to reflect the higher operating expenses of the Service shares. If these expenses had been reflected, the blended performance figures would have been lower. All dividends and capital gain distributions are reinvested.

The portfolio's performance shown in the line graph takes into account all applicable portfolio fees and expenses (after any expense reimbursements). The Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to portfolio performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR
PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Variable Investment Fund, Special Value Portfolio from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.29	$ 5.29
Ending value (after expenses)	$1,098.00	$1,098.30

COMPARING YOUR PORTFOLIO'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.09	$ 5.09
Ending value (after expenses)	$1,020.16	$1,020.16

† *Expenses are equal to the portfolio's annualized expense ratio of 1.00% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—96.7%	Shares	Value ($)
Consumer Discretionary—17.7%		
Bally Technologies	14,600 a	272,728
Blockbuster, Cl. A	43,900 a	232,231
Boyd Gaming	4,900	222,019
Career Education	11,900 a	294,882
DeVry	11,100	310,800
Discovery Holding, Cl. A	23,000 a	370,070
Gemstar-TV Guide International	60,800 a	243,808
H & R Block	13,900	320,256
IAC/InterActiveCorp	10,600 a	393,896
Liberty Global, Ser. C	14,940 a	418,320
Pearson, ADR	29,700	448,470
Radio One, Cl. D	28,000 a	188,720
ServiceMaster	11,300	148,143
Tribune	13,800	424,764
Urban Outfitters	15,300 a	352,359
Viacom, Cl. B	10,287 a	422,076
		5,063,542
Consumer Staples—9.4%		
Cadbury Schweppes	39,200	419,608
ConAgra Foods	18,900	510,300
Kimberly-Clark	4,700	319,365
Kroger	24,000	553,680
Performance Food Group	17,200 a	475,408
Wal-Mart Stores	8,900	411,002
		2,689,363
Energy—7.9%		
Alpha Natural Resources	14,200 a	202,066
Baker Hughes	3,800	283,708
Massey Energy	13,900	322,897
National Oilwell Varco	4,700 a	287,546
Occidental Petroleum	6,300	307,629
Range Resources	12,700	348,742
Schlumberger	8,000	505,280
		2,257,868

Common Stocks (continued)	Shares	Value ($)
Financial—20.9%		
American International Group	10,900	781,094
Axis Capital Holdings	6,600	220,242
Bank of New York	16,300	641,731
Benfield Group	49,900	349,417
Charles Schwab	27,300	527,982
Citigroup	8,100	451,170
Eaton Vance	11,100	366,411
KKR Private Equity Investors, LLP (Units)	18,000 [c]	411,300
Lazard, Cl. A	6,500	307,710
Nuveen Investments, Cl. A	5,800	300,904
Royal Bank of Scotland Group	15,526	606,087
SLM	8,300	404,791
StanCorp Financial Group	7,300	328,865
State Street	4,400	296,736
		5,994,440
Health Care—12.8%		
Abbott Laboratories	10,200	496,842
Amgen	5,800 [a]	396,198
Endo Pharmaceuticals Holdings	11,800 [a]	325,444
Medicis Pharmaceutical, Cl. A	7,700	270,501
Novartis	4,800	276,643
Omnicare	7,900	305,177
Pfizer	10,500	271,950
St. Jude Medical	9,900 [a]	361,944
UnitedHealth Group	10,500	564,165
Watson Pharmaceuticals	15,100 [a]	393,053
		3,661,917
Industrial—7.9%		
Allied Waste Industries	46,900 [a]	576,401
CSX	9,000	309,870

Common Stocks (continued)	Shares	Value ($)
Industrial (continued)		
Dover	8,800	431,376
Honeywell International	7,800	352,872
Navigant Consulting	13,900 [a]	274,664
Waste Management	8,900	327,253
		2,272,436
Information Technology−9.6%		
BEA Systems	17,700 [a]	222,666
Corning	15,200 [a]	284,392
Diebold	12,100	563,860
Fair Isaac	10,700	434,955
Integrated Device Technology	22,800 [a]	352,944
Manhattan Associates	9,000 [a]	270,720
Microsoft	10,300	307,558
TIBCO Software	34,700 [a]	327,568
		2,764,663
Materials−6.3%		
E.I. du Pont de Nemours & Co.	12,500	608,875
Huntsman	15,100 [a]	286,447
Nalco Holding	20,700 [a]	423,522
Rockwood Holdings	9,800 [a]	247,548
Temple-Inland	5,000	230,150
		1,796,542
Telecommunication Services−.7%		
IDT, Cl. B	15,900 [a]	**207,972**
Utilities−3.5%		
NRG Energy	12,800 [a]	716,928
Sempra Energy	5,300	297,012
		1,013,940
Total Common Stocks		
(cost $24,122,098)		**27,722,683**

Other Investment—2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $759,000)	759,000 b	**759,000**
Total Investments (cost $24,881,098)	**99.3%**	**28,481,683**
Cash and Receivables (Net)	**.7%**	**188,489**
Net Assets	**100.0%**	**28,670,172**

ADR—American Depository Receipts
a Non-income producing security.
b Investment in affiliated money market mutual fund.
c Security restricted as to public resale. Investments in restricted securities, with a value of $411,300 or 1.4% of net assets, are as follows:

Issuer	Acquisition Date	Purchase Price ($)†	Valuation ($)††
KKR Private Equity Investors, LLP (Units)	5/3/06-5/5/06	24.97	22.85 per unit

† Average cost per unit.
†† The valuation of this security has been determined in good faith under the direction of the Board of Trustees.

Portfolio Summary (Unaudited)†††

	Value (%)		Value (%)
Financial	20.9	Industrial	7.9
Consumer Discretionary	17.7	Materials	6.3
Health Care	12.8	Utilities	3.5
Information Technology	9.6	Money Market Investment	2.6
Consumer Staples	9.4	Telecommunication Services	.7
Energy	7.9		**99.3**

††† Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	24,122,098	27,722,683
Affiliated issuers	759,000	759,000
Receivable for investment securities sold		586,723
Dividends and interest receivable		20,527
Prepaid expenses		2,698
		29,091,631
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		28,057
Cash overdraft due to Custodian		301,275
Payable for investment securities purchased		49,534
Accrued expenses		42,593
		421,459
Net Assets ($)		**28,670,172**
Composition of Net Assets ($):		
Paid-in capital		21,864,109
Accumulated undistributed investment income–net		130,561
Accumulated net realized gain (loss) on investments		3,074,917
Accumulated net unrealized appreciation (depreciation) on investments		3,600,585
Net Assets ($)		**28,670,172**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	23,719,400	4,950,772
Shares Outstanding	1,556,545	325,919
Net Asset Value Per Share ($)	**15.24**	**15.19**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):

Income:

Cash dividends (net of $1,531 foreign taxes withheld at source):

Unaffiliated issuers	354,456
Affiliated issuers	46,984
Interest	2,457
Total Income	**403,897**
Expenses:	
Investment advisory fee–Note 3(a)	215,351
Auditing fees	35,916
Prospectus and shareholders' reports	14,666
Custodian fees	14,345
Distribution fees–Note 3(b)	12,185
Trustees' fees and expenses–Note 3(c)	3,509
Legal fees	801
Miscellaneous	6,659
Total Expenses	**303,432**
Less–waiver of fees due to undertaking–Note 3(a)	(26,908)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,840)
Net Expenses	**274,684**
Investment Income–Net	**129,213**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	3,176,868
Net unrealized appreciation (depreciation) on investments	1,143,867
Net Realized and Unrealized Gain (Loss) on Investments	**4,320,735**
Net Increase in Net Assets Resulting from Operations	**4,449,948**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income−net	129,213	147,886
Net realized gain (loss) on investments	3,176,868	3,663,489
Net unrealized appreciation (depreciation) on investments	1,143,867	(2,280,297)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,449,948**	**1,531,078**
Dividends to Shareholders from ($):		
Investment income−net:		
Initial shares	(125,482)	(33,620)
Service shares	(22,153)	(2,523)
Net realized gain on investments:		
Initial shares	(3,049,073)	(720,459)
Service shares	(614,098)	(131,069)
Total Dividends	**(3,810,806)**	**(887,671)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	843,325	1,498,805
Service shares	508,706	771,389
Dividends reinvested:		
Initial shares	3,174,555	754,079
Service shares	636,251	133,592
Cost of shares redeemed:		
Initial shares	(5,736,489)	(6,803,276)
Service shares	(1,522,420)	(1,135,216)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(2,096,072)**	**(4,780,627)**
Total Increase (Decrease) in Net Assets	**(1,456,930)**	**(4,137,220)**
Net Assets ($):		
Beginning of Period	30,127,102	34,264,322
End of Period	**28,670,172**	**30,127,102**
Undistributed investment income−net	130,561	147,483

| | Year Ended December 31, | |
	2006	2005
Capital Share Transactions:		
Initial Shares		
Shares sold	59,436	105,018
Shares issued for dividends reinvested	226,269	54,683
Shares redeemed	(392,797)	(475,011)
Net Increase (Decrease) in Shares Outstanding	**(107,092)**	**(315,310)**
Service Shares		
Shares sold	35,654	54,193
Shares issued for dividends reinvested	45,479	9,716
Shares redeemed	(103,337)	(80,214)
Net Increase (Decrease) in Shares Outstanding	**(22,204)**	**(16,305)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

			Year Ended December 31,		
Initial Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.98	14.63	14.39	11.04	13.07
Investment Operations:					
Investment income−net[a]	.07	.07	.07	.03	.10
Net realized and unrealized gain (loss) on investments	2.24	.68	1.82	3.43	(2.09)
Total from Investment Operations	2.31	.75	1.89	3.46	(1.99)
Distributions:					
Dividends from investment income−net	(.08)	(.02)	(.10)	(.11)	(.04)
Dividends from net realized gain on investments	(1.97)	(.38)	(1.55)	−	−
Total Distributions	(2.05)	(.40)	(1.65)	(.11)	(.04)
Net asset value, end of period	15.24	14.98	14.63	14.39	11.04
Total Return (%)	16.60	5.34	13.08	31.74	(15.28)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.01	.94	.93	1.01	.99
Ratio of net expenses to average net assets	.95	.93	.91	.97	.92
Ratio of net investment income to average net assets	.46	.48	.50	.23	.81
Portfolio Turnover Rate	77.91	83.27	90.27	108.01	148.29
Net Assets, end of period ($ x 1,000)	23,719	24,926	28,949	31,557	27,255

[a] Based on average shares outstanding at each month end.
See notes to financial statements.

Service Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.94	14.59	14.36	11.02	13.05
Investment Operations:					
Investment income–net [a]	.06	.06	.06	.02	.08
Net realized and unrealized gain (loss) on investments	2.23	.68	1.80	3.43	(2.07)
Total from Investment Operations	2.29	.74	1.86	3.45	(1.99)
Distributions:					
Dividends from investment income–net	(.07)	(.01)	(.08)	(.11)	(.04)
Dividends from net realized gain on investments	(1.97)	(.38)	(1.55)	–	–
Total Distributions	(2.04)	(.39)	(1.63)	(.11)	(.04)
Net asset value, end of period	15.19	14.94	14.59	14.36	11.02
Total Return (%)	16.49	5.28	12.96	31.71	(15.32)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.27	1.19	1.18	1.27	1.26
Ratio of net expenses to average net assets	1.00	1.00	1.00	1.00	.99
Ratio of net investment income to average net assets	.41	.41	.42	.21	.69
Portfolio Turnover Rate	77.91	83.27	90.27	108.01	148.29
Net Assets, end of period ($ x 1,000)	4,951	5,201	5,316	5,196	3,910

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Variable Investment Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering twelve series, including the Special Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Jennison Associates LLC ("Jennison") serves as the portfolio's sub-investment adviser.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting

rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the portfolio.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,089,330, undistributed capital gains $2,319,215 and unrealized appreciation $3,397,518.

The tax character of distributions paid to shareholders during the fiscal period ended December 31, 2006 and December 31, 2005, were as follows: ordinary income $1,850,985 and $475,265 and long-term capital gains $1,959,821 and $412,406.

During the period ended December 31, 2006, as a result of permanent book to tax differences primarily due to tax treatment for foreign currency gains and losses, the portfolio increased accumulated undistributed investment income-net by $1,500 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended December 31, 2006, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Jennison, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates: .50% of the first $300 million and .45% over $300 million.

Dreyfus has agreed, from January 1, 2006 to December 31, 2007 to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage commissions, interest expense and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended December 31, 2006, Dreyfus waived receipt of fees of $26,908, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended December 31, 2006, Service shares were charged $12,185 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended December 31, 2006, the portfolio was charged $61 pursuant to the transfer agency agreement.

During the period ended December 31, 2006, the portfolio was charged $4,204 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $18,325, Rule 12b-1 distribution plan fees $1,053, custodian fees $7,677, chief compliance officer fees $2,044 and transfer agency per account fees $10, which are offset against an expense reimbursement currently in effect in the amount of $1,052.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $21,764,220 and $27,827,259, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $25,084,165; accordingly, accumulated net unrealized appreciation on investments was $3,397,518, consisting of $4,209,375 gross unrealized appreciation and $811,857 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Variable Investment Fund, Special Value Portfolio

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Variable Investment Fund, Special Value Portfolio (one of the funds comprising Dreyfus Variable Investment Fund) as of December 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Variable Investment Fund, Special Value Portfolio at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
February 6, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the portfolio hereby designates $1.0530 per share as a long-term capital gain distribution paid on March 29, 2006 and also the portfolio hereby designates 16.79% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

PROXY RESULTS (Unaudited)

Dreyfus Variable Investment Fund held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Peggy C. Davis†	171,078,927	7,687,714
Joseph S. DiMartino	170,946,484	7,820,156
David P. Feldman	170,959,921	7,806,720
Ehud Houminer†	170,132,087	8,634,554
Gloria Messinger†	170,187,241	8,579,400
Anne Wexler†	170,212,607	8,554,033

† *Each new Board member's term commenced on September 26, 2006.*
In addition to Joseph S. DiMartino and David P. Feldman, James F. Henry, Dr. Paul A. Marks and Dr. Martin Peretz continue as Board members of the fund.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engaging in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 190

Peggy C. Davis (63)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 80

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 57

James F. Henry (76)
Board Member (1990)

Principal Occupation During Past 5 Years:

- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:

- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 48

Ehud Houminer (66)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:

- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 78

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:

- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 48

Dr. Martin Peretz (67)
Board Member (1990)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 48

———————————

Anne Wexler (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- Methanex Corporation, a methanol producing company, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 57

———————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status on December 31st of the calendar year in which the Board Member reaches age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 190 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1, 1998.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 206 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 206 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 202 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Variable Investment Fund, Special Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144 Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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